Form 10-K, Exhibit 13
period 2005-12-31
COMCAST CORP
filed 2006-02-22
CIK 1166691

Exhibit 13

On Demand is in.

Broadband is booming.

Voice is growing stronger.

Convergence is real.

Comcast is on.

[comcast logo] 2005 Annual Report

The digital world isn’t just the future.

It’s here now.

And as it accelerates, so do

Comcast’s opportunities for growth.

2 Opportunities for Growth Comcast 2005 Annual Report

1

We’re expanding our reach and relationships.

>	We added 1.5 million new high-speed Internet, 1.1 million new digital cable and 202,000 Comcast Digital Voice customers in 2005, driving our average monthly revenue per customer from $77 to $84.
>	We now exceed 22.4 million customer relationships, and new products continue to expand our growth potential among the 41.6 million homes in our markets.

Comcast 2005 Annual Report Opportunities for Growth 3

2

Our products deliver a superior experience.

>	Our growing ON DEMAND library attracted more than 1.4 billion views in 2005, nearly a 150 percent jump over the previous year.
>	We keep raising the bar for Internet performance — increasing speeds to 6 and 8 megabits per second and adding features that deliver a better broadband experience.

4 Opportunities for Growth Comcast 2005 Annual Report

3

We have the bandwidth to grow.

> Our fiber-rich network delivers what customers want today — including more ON DEMAND, more HD programming and faster Internet speeds — and it has the capacity to meet future demand without rebuilding.

>	We’re working on technology to deliver broadband speeds of 200 megabits per second and beyond — surpassing today’s top speed by 25 times or more — over our existing network.

Comcast 2005 Annual Report Opportunities for Growth 5

4

We’re positioned to lead a converging world.

>	With Sprint Nextel, we are developing new wireless products that will provide integrated entertainment and communications services to customers, at home and wherever they go.
>	We’re working with industry leaders — including Microsoft, Motorola, Panasonic, Pace, Samsung and TiVo — to develop next-generation digital
devices	that will expand our offerings and our competitive advantage.

6 Opportunities for Growth Comcast 2005 Annual Report

5

We are funded for the future.

>	We generated $2.6 billion in free cash flow in reinvesting these funds in initiatives to extend our leadership position and return value to shareholders through stock buybacks.

>	Since, we have invested $1.9 billion in our business and $5 billion in our stock, while maintaining a strong investment grade rating.

Comcast is on.

Comcast 2005 Annual Report Letter to Shareholders 9

< Brian L. Roberts (left)

Chairman and Chief Executive Officer

Ralph J. Roberts (seated)

Chairman, Executive and Finance Committee

Stephen B. Burke (right)

Executive Vice President and Chief Operating Officer; President, Comcast Cable

Dear Comcast Shareholders, Employees and Friends:

The digital world—once a distant dream—is finally here. Televisions, computers, telephones and other electronic devices are all converging at an accelerating rate. This transformation is already changing the way we live, giving consumers greater convenience, choice and control than ever before. It’s also creating significant new growth opportunities for companies like ours.

Comcast is at the center of this transformation, delivering the products consumers want today and investing in the exciting innovations that will shape tomorrow. Over the past decade, we’ve grown from a single-product regional cable provider to the nation’s largest integrated video, broadband and communications company with 22.4 million customers and a network that passes 41.6 million homes—or about one in every 3.5 homes in the country.

By continuously enhancing our products—and staying at the forefront of rapidly changing consumer trends and technologies—we have been able to deliver superior operating and financial performance and position ourselves for future growth.

10 Letter to Shareholders Comcast 2005 Annual Report

In 2005, consolidated revenues increased 9.6 percent to $22.3 billion. Operating cash flow(1) rose 12.8 percent to $8.5 billion, our fifth straight year of double-digit growth.

During the year, we sold more than 2.6 million new products—or revenue generating units (RGUs), as they are known in the industry—and increased our average monthly revenue per customer from $77 to nearly $84. To build on this momentum, we strengthened our fiber-rich cable infrastructure — creating a truly “converged” network —to facilitate the deployment of new services, including Comcast Digital Voice. We also partnered with technology and consumer electronics leaders to drive innovation and expand our services across all platforms.

At the same time, we expanded our ON DEMAND library with hundreds of movies from Sony and Starz/Encore, premiered PBS KIDS Sprout, and launched partnerships with the National Hockey League and, most recently, the PGA TOUR. These investments not only increase the value of our cable networks, they also enable us to provide unique content to Comcast customers and to differentiate our products in the marketplace.

Where Others See Uncertainty, We See Opportunity

Despite our strong results in 2005, the value of Comcast common stock declined 22 percent, compared to a 3 percent increase in the S&P 500 during the year. Why the disconnect? The most likely explanation is that unprecedented changes are taking place in the way communications services and content are delivered to consumers. Comcast has been at the leading edge of this transition. But with so many new contenders and approaches in the marketplace, there is a fog of uncertainty about who the winners and losers will be.

While no one can predict the future, I believe tomorrow’s leaders will be those companies that master change and provide customers with exciting new products and services that make their

(1) See definitions on page 16.

140 million ON DEMAND programs were viewed in December, including 15 million free movies, 18 million kids’ shows and 30 million music programs.

89 of all ON DEMAND users say it enhances the digital experience, 72 percent say it has improved the value of our service.

Comcast 2005 Annual Report Letter to Shareholders 11

lives easier, more efficient—and a whole lot more fun. At Comcast, that is exactly our game plan. We are building a superior communications and entertainment experience that will enable us to sustain our growth and deliver long-term value to shareholders.

Transforming the Television Experience

A few years ago it became clear to us that the future of television would be much more personalized, and that viewers want the power to decide what to watch on their own schedules. So we decided to make video on demand a centerpiece of our offerings.

[ILLUSTRATED GRAPH]

Today, our ON DEMAND service leads the market, offering 7,000 program options a month. Demand skyrocketed in 2005, as customers watched more than 1.4 billion ON DEMAND programs, far surpassing our expectations. In addition, we offer the latest digital video recording (DVR) technology and the best selection of high-definition (HD) programming, including local high-def channels, to expand our customers’ viewing choices.

The result is a total entertainment experience that customers value, and that satellite providers and other competitors have not been able to duplicate. During 2005, that helped us to attract 1.1 million new Comcast Digital Cable customers—for a total of 9.8 million at year-end —increasing our digital penetration to 46 percent. More than 2.4 million digital cable customers also have HD/DVR set-top boxes, more than double the number of a year ago.

We continue to enhance our services to drive digital growth. We’re expanding the launch of our enhanced cable service, offering 100 percent digital quality, an interactive program guide and select ON DEMAND programming to customers as an attractive alternative to our analog cable service.

On Demand is in.

With more than 7,000 programs to choose from each month, Comcast’s ON DEMAND offering is unparalleled. In 2005, customers accessed ON DEMAND 1.4 billion times, watching an average of 30 programs per month.

12 Letter to Shareholders Comcast 2005 Annual Report

Taking High-Speed Internet to a Higher Level

As the country’s No. 1 high-speed Internet provider, Comcast is in an excellent position to capitalize on the explosive growth of broadband services. During 2005, we increased revenues from our high-speed Internet business by almost 28 percent and added 1.5 million customers, bringing our total to more than 8.5 million.

[ILLUSTRATED GRAPH]

While some companies have chosen to compete almost solely on price, we focus on delivering greater value, better service and enhanced features. This strategy continues to be successful as we maintained our average monthly revenue per customer above $42.

Speed is essential to the equation. During 2005, we made Comcast High-Speed Internet a faster and richer experience for our customers, increasing our broadband speeds to 6 and 8 megabits per second. We’ll continue to increase these speeds over time to maintain our competitive advantage.

In addition, we plan to keep adding innovative features like Video Mail, PhotoShow, Comcast Rhapsody Radio PLUS and The Fan™—a fast and easy way to search, save and view video on the Internet. In 2005, our customers downloaded more than 400 million video clips through The Fan. There is no question that video will become increasingly important on every device, including the computer. As the leader in both cable and broadband, we believe Comcast has an advantage in this emerging market.

Delivering a Superior Communications Service

During 2005, we launched Comcast Digital Voice to more than 16 million homes in 25 markets, and achieved our year-end target by adding 202,000 new customers. Early reviews have been outstanding:

8.5 million households now have Comcast High-Speed Internet service, making us the No. 1 broadband service provider in the country.

84% of consumers interested in broadband say that a faster connection is among their key decision-making criteria.

Comcast 2005 Annual Report Letter to Shareholders 13

Business Week called Comcast Digital Voice a “standout” among Internet-based phone products, and 92 percent of our customers rated our service good to excellent.

Building on this success, we’ll continue to enhance Comcast Digital Voice and expand its rollout across all of our markets. Our goal is to add at least 1 million new customers in 2006, and to grow to 8 million customers within five years, representing roughly 20 percent penetration of the homes in our markets.

To expand our capabilities, we have formed a joint venture with Sprint Nextel and leading cable companies to offer our customers a combination of wireless, video, high-speed Internet and digital voice services. Through this joint venture, we will launch a new generation of products that will provide customers with a wide range of new anywhere/anytime services—from “video over phone” and remote TV programming, to fast and easy access to e-mail, voice mail and video mail across a variety of devices.

Unlocking the Power of the Bundle

Convergence is clearly the next wave of growth. With our technology platform in place—and our three services available across most of our markets this year—Comcast is ready to capture the opportunity. Among our initiatives: marketing packages (or “bundles”) of services to many more of the 41.6 million homes in our markets.

We have already tested several of these bundled product offerings in select markets with great success. Not only are these bundles helping us to deepen our existing customer relationships, but they are also enabling us to build new relationships with the nearly 20 million homes in our markets that haven’t yet purchased one of our products.

Broadband is booming. With speeds of 6 to 8 megabits per second and dozens of new enhancements, including advanced security features, Comcast High-Speed Internet keeps getting better. Our goal: to deliver the best speed, reliability and broadband content available of the Internet—all in a way that’s fast, easy and unbelievably fun.

14 Letter to Shareholders Comcast 2005 Annual Report

During 2005, we reorganized our management team to focus the talent of our people company-wide, creating one operations team, one marketing and product development team, and one engineering team to serve all of our products—video, voice, data and wireless. As convergence continues to take hold, this new structure will improve our ability to develop better and more integrated services that are also easier for customers to purchase and use.

[ILLUSTRATED GRAPH]

We Are Positioned to Compete—and Determined to Win

We finished 2005 with one of the strongest balance sheets in our history. All three major rating agencies upgraded our debt ratings during the year, and we are now solidly investment grade.

Free cash flow(1) for the year reached $2.6 billion, helping us to invest $786 million in new content and technologies to drive future growth and to reinvest $2.3 billion in our stock. Over the past two years, we have invested $5 billion in our stock and related securities, representing approximately 7.5 percent of our shares outstanding. Our Board recently authorized an additional stock buyback of up to $5 billion.

We will apply a similar game plan in 2006, investing to differentiate our products and launching new services while buying back stock at what we think are attractive levels, given our opportunities for growth. We’ll expand our programming and seek new opportunities to increase the value of our content portfolio. We’re committed to creating new offerings that clearly distinguish Comcast products in the marketplace.

At the same time, we’ll continue to invest in the development of our people, and I believe this will prove to be one of our greatest competitive advantages. Steve Burke’s vision and energy—coupled with the core values that my father, Ralph, cemented here long ago—have

(1)

See definitions on page 16.

Comcast 2005 Annual Report Letter to Shareholders 15

helped us build an organization that is not only a leader of the cable industry, but also of the evolving digital world. We cannot thank each of our 80,000 employees enough for their outstanding efforts in 2005. Their hard work and unflinching determination have enabled us to build a powerful new engine for growth that will drive our business to higher and higher levels of performance.

For all of these reasons, I remain firmly confident in our approach, our business strategy and our team. My confidence only grew as I walked the floor of the Consumer Electronics Show earlier this year. As I talked to business leaders there—from device manufacturers and technology giants to leading content companies—I kept hearing the same sentiments voiced over and over again, including “make it simple,” “give consumers more choices” and “put the customer in control.”

The experience was energizing, because these watchwords have guided every decision we’ve made at Comcast for the past decade. We’ll continue to maintain this focus in everything we do, as we seek to expand our leadership as America’s preferred broadband communications service provider.

It’s a great privilege to help manage this amazing company.

Sincerely,

[SIGNATURE]

Brian L. Roberts

Chairman and Chief Executive Officer Comcast Corporation February 21, 2006

Voice is growing stronger.

We made Comcast Digital Voice easy to use and set up, including professional installation. The service features unlimited local and domestic long-distance calling, Web access to voice mail, Enhanced 911 service, and a dozen other popular calling features, all for one low monthly price.

16 Financial Highlights Comcast 2005 Annual Report

Financial Highlights

(in millions, except number of employees)

2005 2004 2003

Revenues $22,255 $20,307 $18,348

Operating Cash Flow(1) 8,493 7,531 6,392

Depreciation and Amortization 4,803 4,623 4,438

Operating Income 3,690 2,908 1,954

Income from continuing operations 928 970 (218)

Discontinued operations(2) — — 3,458

Net income $928 $970 $3,240

Shares Outstanding 2,139 2,212 2,251

Cash and short-term Investments $841 $2,007 $4,043

Total Assets 103,146 104,694 109,159

Total Debt $23,371 $23,592 $26,996

Total Revenue Generating Units 41.0 38.4 35.8

Subscribers:

Video 214.4 21.5 21.5

Digital 9.8 8.7 7.7

High-Speed Internet 8.5 7.0 5.3

Phone 1.3 1.2 1.3

Number of Employees 80,000 74,000 68,000

Additional information about Comcast is also contained in our Annual Report on Form 10-K and in our Proxy Statement. We invite you to refer to those documents.

This report may contain forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to Comcast’s Annual Report on Form 10-K for a description of such risks and uncertainties.

(1) Operating Cash Flow is defined as operating income before depreciation and amortization and impairment charges, if any, related to fixed and intangible assets and gains or losses from the sale of assets, if any.

Free Cash Flow is defined as Operating Cash Flow less net interest, cash paid for income taxes, and capital expenditures. Reconciliation of this item appears on page 73.

(2) In September 2003 we sold our interest in QVC, Inc. to Liberty Media Corporation. QVC is presented as a discontinued operation for all periods.

Comcast 2005 Annual Report	Financial Report	17

Financial Report

18	MD&A	Comcast 2005 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction and Overview

We are the nation’s largest broadband cable provider and offer a wide variety of consumer entertainment and communication products and services, serving more than 21 million video subscribers, 8 million high-speed Internet subscribers and 1 million phone subscribers. Our broadband cable systems pass over 41 million homes in 35 states and the District of Columbia, including a presence in 22 of the nation’s major television markets, commonly known as DMAs. We also have a controlling interest in six national cable networks and other sports and entertainment related businesses. During 2005, our operations generated consolidated revenues of more than $22 billion.

We classify our operations in two reportable segments: Cable and Content. Our Cable segment develops, manages and operates our broadband cable systems, including video, high-speed Internet and phone services (“cable services”).

The majority of our Cable segment revenue is earned from monthly subscriptions for these cable services. Other revenue sources include advertising sales and the operation of our regional sports and news networks. In 2002, our Cable segment more than doubled in size with the acquisition of AT&T Corporation’s broadband cable business, which we refer to as “Broadband.” The Broadband cable systems at that time included 12.8 million subscribers and other cable-related investments. The Cable segment generates approximately 95% of our consolidated revenues.

Our Content segment consists of our six national cable networks: E! Entertainment Television; Style Network; The Golf Channel;

OLN; G4; and AZN Television. Revenue from our Content segment is earned primarily from advertising sales and from monthly per subscriber license fees paid by cable system operators and satellite television companies.

Our other business interests include Comcast Spectacor, which owns the Philadelphia Flyers, the Philadelphia 76ers and two large multipurpose arenas in Philadelphia, and manages other facilities for sporting events, concerts and other events. Comcast Spectacor and all other businesses not included in our Cable or Content segments are included in “Corporate and Other” activities.

In 2003, we completed the sale to Liberty Media Corporation of our approximate 57% interest in QVC, Inc. (an electronic retailer) for a total value of approximately $7.7 billion. We present financial information about QVC, Inc. as a discontinued operation in our consolidated financial statements.

Highlights for 2005 include the following:

>

Consolidated revenue growth of approximately 9.6% and operating income growth of 26.9%, driven primarily by subscriber growth in our digital cable and high-speed Internet services and price increases in our video service offerings.

>	The launch of Comcast Digital Voice, our Internet-Protocol (“IP”)-enabled phone service, in 25 markets.

>	The repurchase of approximately $2.3 billion of our Class A Special common stock under our Board-authorized share repurchase program.

The map below shows the 22 major television markets where we operate and the approximate number of total video subscribers we serve in each of those markets as of December 31, 2005. Approximately 70% of our total video subscribers are in these markets.

(Subscribers in millions)

0.7 Atlanta	0.2 Indianapolis	0.4 Portland

0.6 Baltimore	0.5 Los Angeles	0.4 Sacramento

1.0 Boston	0.6 Miami	1.4 San Francisco

1.6 Chicago	0.8 New York	1.1 Seattle

0.1 Cleveland	0.1 Orlando	0.4 St. Paul/Minneapolis

0.5 Dallas	1.8 Philadelphia	0.2 Tampa/Sarasota

0.7 Denver	0.5 Pittsburgh	0.8 Washington, D.C.

0.9 Detroit

Comcast 2005 Annual Report	MD&A	19

>	Investments in our Content segment to provide more programming options, the most significant of which are:

•

In April 2005, we completed a transaction with a group of investors to acquire Metro-Goldwyn-Mayer Inc. (“MGM”). We acquired our 20% interest for approximately $250 million in cash. This transaction contemplates the inclusion of Sony Pictures and MGM programming in our Video on Demand (“VOD”) service.

•

In August 2005, we acquired the rights to broadcast National Hockey League games on OLN for the next two years, with options to televise additional seasons. OLN’s coverage of NHL games began in October 2005, with some hockey programming also available on VOD and our high-speed Internet service.

•

In September 2005, we, together with a group of investors, launched PBS KIDS Sprout, a new 24/7 cable network designed for preschoolers. Some of Sprout’s programming is also available on VOD and our high-speed Internet service.

>

A joint venture with Sprint Nextel Corporation (“Sprint”), Time Warner Cable, Cox Communications and Advance/Newhouse Communications to develop communication and entertainment products for consumers that combine our cable products and interactive features with wireless technology.

>	The continued investment in technologies that allow us greater control over the development, delivery and quality of our advanced digital cable services.

>	Agreements for the following transactions, which we expect to close in 2006, that will allow us to continue to grow the number of subscribers in new and existing markets:

•

In April 2005 we entered into agreements with Time Warner to: (i) jointly acquire substantially all the assets of Adelphia Communications Corporation; (ii) redeem our interest in Time Warner Cable and its subsidiary, Time Warner Entertainment; and (iii) exchange certain cable systems with Time Warner Cable. As a result of these transactions, on a net basis, our cash investment is expected to be $1.5 billion and we expect to gain approximately 1.7 million video subscribers in complementary geographic areas (including South Florida, New England, MidAtlantic and Minnesota). The cable systems we expect to transfer to Time Warner in the exchange are located in Los Angeles, Cleveland and Dallas.

•

In October 2005, we entered into an agreement with Susquehanna Communications, an organization in which we own an approximate 30% interest, to acquire Susquehanna’s cable systems for $775 million. As a result of this transaction, we expect to add approximately 225,000 video subscribers.

Refer to Note 5 to our consolidated financial statements for information about acquisitions and other significant events.

Consolidated Operating Results

				% Change	% Change
Year Ended December 31 (Dollars in millions)	2005	2004	2003	2004 to 2005	2003 to 2004
Revenues	$22,255	$20,307	$18,348	9.6%	10.7%
Costs and Expenses
Operating, selling, general and administrative (excluding depreciation)	13,762	12,776	11,956	7.7	6.9
Depreciation	3,630	3,420	3,166	6.1	8.0
Amortization	1,173	1,203	1,272	(2.5)	(5.4)
Operating Income	3,690	2,908	1,954	26.9	48.8
Other Income (Expense) Items, Net	(1,810)	(1,098)	(2,091)	64.8	(47.5)
Income (Loss) from Continuing Operations before Income Taxes and Minority Interest	1,880	1,810	(137)	3.9	n/m
Income Tax (Expense) Benefit	(933)	(826)	16	13.0	n/m
Income (Loss) from Continuing Operations before Minority Interest	947	984	(121)	(3.8)	n/m
Minority Interest	(19)	(14)	(97)	35.7	(85.6)
Income (Loss) from Continuing Operations	$928	$970	$(218)	(4.3)%	n/m %

All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

20	MD&A	Comcast 2005 Annual Report

Consolidated Revenues

Our Cable segment accounted for 94.5% and 93.2% of the increases in consolidated revenues for 2005 and 2004, respectively. Our Content segment accounted for 6.8% and 8.1% of the increases in consolidated revenues for 2005 and 2004, respectively. Cable segment and Content segment revenues are discussed separately below in Segment Operating Results. These increases were partially offset by the revenue decrease in our other business activities, primarily Comcast Spectacor, whose revenues were adversely affected by the NHL lockout.

Consolidated Operating, Selling, General and

Administrative Expenses

Our Cable segment accounted for 86.6% and 86.1% of the increases in consolidated operating, selling, general and administrative expenses for 2005 and 2004, respectively. Our Content segment accounted for 11.5% and 13.2% of the increases in consolidated operating, selling, general and administrative expenses for 2005 and 2004, respectively. Cable segment and Content segment operating, selling, general and administrative expenses are discussed separately below in Segment Operating Results. The remaining changes relate to our other business activities, primarily Comcast Spectacor.

Consolidated Depreciation and Amortization

The increases in depreciation expense are primarily attributable to the effects of capital expenditures in our Cable segment.

The decreases in amortization expense for 2005 and 2004 are primarily attributable to our Cable segment and are primarily attributable to decreases in the amortization of our franchise-related customer relationship intangible assets. These decreases were partially offset by increased amortization expense related to intangibles acquired in various transactions, including Motorola (March 2005) and Gemstar (March 2004), and amortization expense related to intangibles acquired in the TechTV (May 2004) and Liberty exchange (July 2004) transactions. (See Note 5 to our consolidated financial statements for further discussion about these transactions.)

Segment Operating Results

To measure the performance of our operating segments, we use operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets, and gains or losses from the sale of assets, if any. This measure eliminates the significant level of non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital structure or investment activities. We use this measure to evaluate our consolidated operating performance, the operating performance of our operating segments, and to allocate resources and capital to our operating segments. It is also a significant component of our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. Because we use this metric to measure our segment profit or loss, we reconcile it to operating income, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”) in the business segment footnote to our consolidated financial statements. You should not consider this measure a substitute for operating income (loss), net income (loss), net cash provided by operating activities, or other measures of performance or liquidity we have reported in accordance with GAAP.

Cable Segment Overview

Our Cable segment offers cable services through our broadband cable systems, which offer full two-way capability and can simultaneously provide video, high-speed Internet and phone services to our subscribers. The majority of our Cable segment revenue is earned from subscriptions to these cable services. Subscribers typically pay us monthly, based on their chosen level of service, number of services and the type of equipment they use, and generally may discontinue services at any time. The following is a summary of our Cable segment results of operations.

Comcast 2005 Annual Report	MD&A	21

				% Change	% Change
Cable Segment (Dollars in millions)	2005	2004	2003	2004 to 2005	2003 to 2004
Video	$13,635	$12,892	$12,096	5.8%	6.6%
High-speed Internet	3,986	3,124	2,255	27.6	38.5
Phone	687	701	801	(2.0)	(12.5)
Advertising sales	1,359	1,287	1,112	5.6	15.7
Other	811	666	620	21.8	7.4
Franchise fees	680	646	608	5.3	6.3
Revenues	21,158	19,316	17,492	9.5	10.4
Operating expenses	7,514	7,170	6,762	4.8	6.0
Selling, general and administrative expenses	5,186	4,675	4,380	10.9	6.7
Operating income before depreciation and amortization	$8,458	$7,471	$6,350	13.2%	17.6%

Cable Segment Revenues

As a result of the growth in the demand for our products and services, discussed further below, we have been able to increase our operating income before depreciation and amortization.

Video

We offer a full range of video services ranging from our limited basic service, which provides subscribers access to between 10 and 20 channels, to our full digital cable service, which provides subscribers access to over 250 channels, including premium and pay-per-view channels; VOD (which allows subscribers to access a library of movies, sports and news, and to start their selection whenever they choose, as well as pause, rewind and fast-forward selections); music channels; and an interactive, on-screen program guide (which allows subscribers to navigate the channel lineup and VOD library). Digital cable subscribers may also subscribe to additional advanced services including DVR, which allows subscribers to record programs digitally, and to pause and rewind live television, and HDTV, which provides multiple channels in high definition.

As of December 31, 2005, approximately 46% of our 21.4 million video subscribers subscribed to at least one of our digital services, compared to approximately 40% and approximately 36% as of December 31, 2004 and 2003, respectively.

Our video revenues continue to grow from price increases and growth in our digital cable services, including the sale of advanced services. As a result of these factors, our average monthly video revenue per video subscriber, measured on an annual basis, increased from $47 in 2003 to $53 in 2005, even while our video subscriber base of 21.4 million has been stable.

High-Speed Internet

We offer high-speed Internet service with downstream speeds generally from 6Mbps to 8Mbps depending on the service selected. Our high-speed Internet service also includes our interactive portal, Comcast.net, which provides multiple e-mail addresses, online storage and a variety of value-added features and enhancements designed to take advantage of the speed of the service we provide.

As of December 31, 2005, 20.7% of our estimated available homes subscribed to our high-speed Internet service, compared to 17.5% and 15.2% as of December 31, 2004 and 2003, respectively. The increases in high-speed Internet revenue are due to the addition of approximately 1.5 million high-speed Internet subscribers in 2005

22	MD&A	Comcast 2005 Annual Report

and 1.7 million subscribers in 2004. This growth reflects consumer demand for the faster and more reliable Internet service provided over our broadband cable systems. Average monthly revenue per high-speed Internet subscriber has remained relatively stable between $42 and $43, from 2003 through 2005. We expect that the rate of subscriber and revenue growth will slow as the market matures and competition increases.

Phone

We offer Comcast Digital Voice, our IP-enabled phone service that provides unlimited local and domestic long-distance calling, including such features as Voice Mail, Caller ID, and Call Waiting. Comcast Digital Voice service was available to 16 million homes in 25 markets at December 31, 2005. We expect that by the end of 2006 approximately 27 million homes will have access to Comcast Digital Voice.

In some areas, we offer our circuit-switched local phone service. Substantially all of this business was obtained in the Broadband acquisition. Subscribers to this service have access to a full array of associated calling features and third-party long-distance services.

The decreases in phone revenue in 2005 and 2004 from the previous year are primarily a result of a reduction in the number of circuit-switched subscribers as we continued to market Comcast Digital Voice. Our circuit-switched subscribers generate higher revenue per subscriber than Comcast Digital Voice subscribers. In 2005, our phone subscribers increased slightly to approximately 1.3 million compared to 1.2 million in 2004 as a result of the increase in Comcast Digital Voice subscribers in the second half of 2005. We expect the number of phone subscribers will grow as we expand Comcast Digital Voice to new markets in 2006.

Advertising Sales

As part of our license agreements with cable networks, we often receive an allocation of scheduled advertising time, which we may sell to local, regional and national advertisers. We also coordinate the advertising sales efforts of other cable operators in some markets; and we have formed and operate advertising interconnects, which establish a physical, direct link between multiple cable systems and provide for the sale of regional and national advertising across larger geographic areas than could be provided by a single cable operator.

The increases in advertising sales revenue for 2005 and 2004 from the previous year are primarily due to the effects of the growth in regional and national advertising as a result of the continued success of our regional interconnects, continued growth in local advertising, and in 2004, an increase in political advertising.

Franchise Fees

Our franchise fee revenues represent the pass-through to our subscribers of the fees required to be paid to state and local franchising authorities. Under the terms of our franchise agreements, we are generally required to pay up to 5% of our gross revenues to the local franchising authority. The increases in franchise fees collected from our cable subscribers are primarily attributable to the increases in our revenues upon which the fees apply.

Other

We also generate revenues from our regional sports and news networks, installation services, commissions from third-party electronic retailing, and fees for other services, such as providing businesses with Internet connectivity and networked business applications. Our regional sports and news networks include Comcast SportsNet (Philadelphia), Comcast SportsNet Mid-Atlantic (Baltimore/ Washington), Cable Sports Southeast, CN8–The Comcast Network, Comcast SportsNet Chicago and Comcast SportsNet West (Sacramento). These networks earn revenue through the sale of advertising time and receive license fees paid by cable system operators and satellite television companies. The increase in other revenue for 2005 from the previous year is primarily due to the launch of Comcast SportsNet Chicago and Comcast SportsNet West in the fourth quarter of 2004.

As a result of the growth in our products and services, we have been able to increase our average monthly revenue per video subscriber (including all revenue sources), measured on an annual basis.

Comcast 2005 Annual Report	MD&A	23

Cable Segment Expenses

We continue to focus on controlling the growth of expenses which has resulted in steady growth in our operating margins (operating income before depreciation and amortization as a percentage of revenue) over the last three years.

Operating Expenses

Cable programming expenses, our largest expense, are the fees we pay to cable networks to license the programming we distribute, package and offer to our video subscribers. These expenses are affected by changes in the rates charged by cable networks, the number of subscribers, and the programming options we offer to subscribers. Cable programming expenses increased $222 million to $4.371 billion in 2005 and $240 million to $4.149 billion in 2004. We anticipate our cable programming expenses will increase in the future, as the fees charged by cable networks increase and as we provide additional channels and VOD programming options to our subscribers. We anticipate that these increases may be mitigated to some extent by volume discounts.

Other operating expenses increased $122 million to $3.143 billion in 2005 and $168 million to $3.021 billion in 2004. The increase in 2005 primarily relates to increases in our technical services group due to the launch of Comcast Digital Voice, the deployment of digital simulcasting and the implementation of a new provisioning system and, to a lesser degree, repairing our cable systems as a result of weather-related damage. The increase in 2004 primarily related to increased technical services costs associated with our growth of our digital cable and high-speed Internet services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $511 million to $5.186 billion in 2005 and $295 million to $4.675 billion in 2004. The increase in 2005 is primarily due to the launch of Comcast Digital Voice, the deployment of digital simulcasting and the implementation of a new provisioning system. The increase in 2004 primarily related to increased customer service and marketing expenses associated with the growth of our digital cable and high-speed Internet services.

Content Segment

Our Content segment consists of our national cable networks:

Network	Economic Ownership %	Approximate U.S. Subscribers (In millions)	Description
E! Entertainment Television	60.5%	79.3	Pop culture entertainment-related programming
Style Network	60.5	35.2	Lifestyle-related programming
The Golf Channel	99.9	57.0	Golf-related programming
OLN	100.0	54.9	Sports and leisure programming
G4	83.5	50.6	Gamer lifestyle programming
AZN Television	100.0	13.7	Asian American programming

In addition to the national cable networks above, which we consolidate in our financial statements, we also own non-controlling interests in programming entities including PBS KIDS Sprout (40%), TV One (32.8%) and MGM (20%).

24	MD&A	Comcast 2005 Annual Report

Content Segment Revenues

Revenue from our Content segment is earned primarily from advertising sales and from monthly per subscriber license fees paid by cable system operators and satellite television companies. Content revenues for 2005 increased 16.7% to $919 million and 25.3% to $787 million in 2004 due to increases in subscriber rates, the number of subscribers and advertising revenue across all of our cable networks. The full-year impact of our acquisition of Tech TV (May 2004) and AZN Television (July 2004) also contributed to a growth in revenues. For 2005, 2004 and 2003, approximately 11% of our Content segment revenues were generated from our Cable segment and are eliminated in our consolidated financial statements, but are included in the amounts presented above.

Content Segment Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses consist mainly of the cost of producing television programs and live events, the purchase of programming rights, marketing and promoting our cable networks, and administrative costs. Content operating, selling, general and administrative expenses for 2005 and 2004 increased $114 million or 21.7% to $636 million and $108 million or 26.0% to $522 million, respectively, primarily due to an increase in the production and programming rights costs for new and live event programming for our cable networks, including the NHL on OLN, and a corresponding increase in marketing expenses for this programming. The full-year impact of our 2004 acquisitions of Tech TV and AZN also contributed to the growth in 2005 expenses. We have and expect to continue to invest in new and live event programming, such as our recent rights agreement with the NHL, which will cause our Content segment expenses to increase in the future.

Consolidated Other Income (Expense) Items

December 31 (Dollars in millions)	2005	2004	2003
Interest expense	$(1,796)	$(1,876)	$(2,018)
Investment income (loss), net	89	472	(84)
Equity in net losses of affiliates	(47)	(88)	(60)
Other income (expense)	(56)	394	71
Total	$(1,810)	$(1,098)	$(2,091)

Interest Expense

The decrease in interest expense for 2005 from the previous year is primarily a result of the effects of $57 million of gains recognized in 2005 and $69 million of losses recognized in 2004, in connection with the early extinguishment of some of our debt facilities, partially offset by the effects of higher interest rates on variable rate debt in 2005.

The decrease in interest expense for 2004 from the previous year is primarily a result of the effects of our net debt repayments and the effects of our interest rate risk management program, partially offset by $69 million of losses recognized in 2004 in connection with the early extinguishment of some of our debt facilities. The decrease for 2004 was also partially offset by the effects of our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”), on July 1, 2003. As a result of adopting SFAS No. 150, we included as interest expense for the years 2004 and 2003 $100 million and $53 million, respectively, of dividends on a subsidiary’s preferred stock. Before the adoption of SFAS No.150, we classified these dividends as a minority interest.

Investment Income (Loss), Net

The components of investment income (loss), net for 2005, 2004 and 2003 are presented in a table in Note 6 to our consolidated financial statements.

We have entered into derivative financial instruments that we account for at fair value and which economically hedge the market price fluctuations in the common stock of all of our investments accounted for as trading securities (as of December 31, 2005). The differences between the unrealized gains or losses on trading securities and hedged items and the mark to market adjustments on derivatives related to trading securities and hedged items, as presented in the table in Note 6, result from one or more of the following:

>	We did not maintain an economic hedge for our entire investment in the security during some or all of the period.

>	There were changes in the derivative valuation assumptions such as interest rates, volatility and dividend policy.

>	The magnitude of the difference between the market price of the underlying security to which the derivative relates and the strike price of the derivative.

>	The change in the time value component of the derivative value during the period.

>	The security to which the derivative relates changed due to a corporate reorganization of the issuing company to a security with a different volatility rate.

Comcast 2005 Annual Report	MD&A	25

Mark to market adjustments on derivatives, as presented in the table in Note 6, consist principally of the fair value adjustments for the derivative component of the notes exchangeable into Comcast stock. We were exposed to changes in the fair value of this derivative since the underlying shares of Comcast Class A Special common stock that we hold in treasury are carried at our historical cost and not adjusted for changes in fair value. During 2005, we settled for cash the remaining outstanding obligations related to notes exchangeable into Comcast stock.

Equity in Net Losses of Affiliates

The decrease in equity in net losses of affiliates for 2005 from the previous year results principally from the effects of changes in the net income or loss of our equity investees, offset by the effects of equity in net losses in 2005 related to our investment in MGM. The increase in equity in net losses of affiliates for 2004 from the previous year results principally from the effects of our additional investments, and from changes in the net income or loss of our equity method investees.

Other Income (Expense)

Other expense for 2005 consists principally of a $170 million payment representing our share of the settlement amount related to certain of AT&T’s litigation with At Home, partially offset by a $24 million gain on the exchange of one of our equity method investments and $62 million of gains recognized on the sale or restructuring of investment assets in 2005. Other income for 2004 consists principally of the $250 million reduction in the estimated fair value liability associated with certain AT&T securities litigation recorded as part of the Broadband acquisition and the $94 million gain recognized on the sale of one of our equity method investments. Other income for 2003 consists principally of lease rental income.

Income Tax (Expense) Benefit

Our effective income tax rate was (49.6)%, (45.6)% and 11.7% for 2005, 2004 and 2003, respectively. Tax expense in 2005 and 2004 reflects an effective income tax rate higher than the federal statutory rate primarily due to state income taxes, adjustments to prior year accruals and related interest, and in 2005, taxes associated with other investments. The tax benefit in 2003 reflects an effective income tax rate significantly lower than the federal statutory rate due to the impact of adjustments to prior year accruals and related interest and the relatively low pre-tax loss. We expect our recent effective tax rates to be more reflective of our anticipated future effective tax rates. However, our tax provision is, in part, based on estimates, and consequently fluctuations may occur (see Critical Accounting Judgments and Estimates – Income Taxes).

Minority Interest

The increase in minority interest for 2005 from the previous year is attributable to increases in the net income of our less than wholly-owned consolidated subsidiaries. The decrease in minority interest for 2004 from the previous year is attributable to the effects of our adoption of SFAS No. 150 on July 1, 2003, under which we now record our subsidiary preferred dividends, previously classified in minority interest, to interest expense and, to a lesser extent, to increases in the net losses of some of our less than wholly-owned consolidated subsidiaries.

Discontinued Operations

In 2003, we completed the sale to Liberty Media Corporation of our approximate 57% interest in QVC, Inc. (an electronic retailer) for a total value of approximately $7.7 billion. We present financial information about QVC, Inc. as a discontinued operation in our financial statements.

Liquidity and Capital Resources

As we describe further below, our businesses generate significant cash flow from operating activities. The proceeds from monetizing our non-strategic investments have also provided us with a significant source of cash flow. We believe that we will be able to meet our current and long term liquidity and capital requirements, including fixed charges, through our cash flows from operating activities, existing cash, cash equivalents and investments; through available borrowings under our existing credit facilities; and through our ability to obtain future external financing. We anticipate continuing to use a substantial portion of our cash flow to fund our capital expenditures, repurchase our stock and to invest in business opportunities.

Operating Activities

Net cash provided by operating activities from continuing operations amounted to $4.922 billion for 2005, due principally to our operating income before depreciation and amortization, the effects of interest and income tax payments, payments representing our share of the settlement amounts related to certain of AT&T’s litigation with At Home ($170 million) and certain of AT&T’s securities litigation ($50 million), and changes in operating assets and liabilities.

During 2005, we made cash payments for interest totaling $1.809 billion. We anticipate that our cash paid for interest will increase modestly in 2006 as average debt balances increase as a result of the pending Adelphia and Time Warner and Susquehanna transactions. During 2005, we made cash payments for income taxes totaling

26	MD&A	Comcast 2005 Annual Report

$1.137 billion, which included a payment of $557 million related to unsettled federal tax contingencies from the Broadband acquisition. We anticipate that our income tax payments will continue to be significant in future years.

During 2005, the net decrease in other operating assets and liabilities was $860 million. The reduction in other operating assets and liabilities is attributable to payments associated with liabilities recorded as part of the Broadband acquisition, including the $557 million federal tax contingency mentioned above, a $46 million pension funding and the $50 million payment representing our share of the settlement related to certain of AT&T’s securities litigation.

Financing Activities

Net cash used in financing activities from continuing operations was $933 million for 2005, and consists principally of our net repayments of debt of $2.706 billion and repurchases of common stock of $2.313 billion, offset by our borrowings of $3.978 billion. During 2005, our debt repayments and borrowings consisted of the following:

Repayments

$2.341 billion under senior and medium term notes,

$253 million of Comcast exchangeable debt, and

$112 million under capital leases and other debt instruments.

Borrowings

$3.742 billion of senior notes,

$230 million, net under our commercial paper program, and

$6 million of other debt instruments.

We have made, and may from time to time in the future make, optional repayments on our debt obligations, which may include open market repurchases of our outstanding public notes and debentures, depending on various factors, such as market conditions.

Available Borrowings Under Credit Facilities

We traditionally maintain significant availability under lines of credit to meet our short-term liquidity requirements. Our Commercial Paper Program and Revolving Bank Credit Facilities are described in Note 8 to our consolidated financial statements.

Debt Covenants

We and our cable subsidiaries that have provided guarantees (see Note 8 to our consolidated financial statements for information about our Guarantee Structures) are subject to the covenants and restrictions set forth in the indentures governing our public debt securities and in the credit agreement governing our bank credit facilities. We and the guarantors are in compliance with the covenants, and we believe that neither the covenants nor the restrictions in our indentures or loan documents will limit our ability to operate our business or raise additional capital. Our covenants are tested on an ongoing basis. Our new credit facility contains a financial covenant relating only to leverage (ratio of debt to operating income before depreciation and amortization), which we met at December 31, 2005, by a significant margin. Our ability to comply with the financial covenant in the future does not depend on further debt reduction or on improved operating results.

Stock Repurchases

During 2005, under our Board-authorized share repurchase program, we repurchased 79.8 million shares of our Class A Special common stock for $2.3 billion. In January 2006, our Board authorized the repurchase of an additional $5 billion of Class A or Class A Special common stock under our share repurchase program. We expect such repurchases to continue from time to time in the open market or in private transactions, subject to market conditions.

See Note 8 and Note 10 to our consolidated financial statements for further discussion of our financing activities.

Comcast 2005 Annual Report	MD&A	27

Investing Activities

Net cash used in investing activities from continuing operations was $3.748 billion for 2005, and consists primarily of capital expenditures of $3.621 billion, cash paid for intangible assets of $281 million, various cable system and technology-related acquisitions which aggregated $199 million and capital contributions to and purchases of investments of $306 million. These cash outflows were partially offset by proceeds from sales, settlements and restructuring of investments of $861 million.

Capital Expenditures. Our most significant recurring investing activity has been for capital expenditures and we expect that this will continue in the future. The following chart illustrates the capital expenditures we incurred in our Cable segment from 2003 to 2005:

Capital expenditures in our Content segment and our other business activities have been relatively stable from 2003 through 2005.

The amount of our capital expenditures for 2006 and for subsequent years will depend on numerous factors, including acquisitions, competition, changes in technology and the timing and rate of deployment of new services.

Intangible Assets. Cash paid for intangible assets primarily relates to software-related intangibles of approximately $154 million, access agreements with multiple dwelling units (such as apartment buildings and condominium complexes) of approximately $68 million, and other licenses and intangibles of approximately $59 million.

Investments. Proceeds from sales, settlements, and restructurings of investments totaled $861 million during 2005, related to the sales of our non-strategic investments, including Time Warner common stock.

Capital contributions to and purchases of investments primarily relate to our approximate $250 million investment in MGM.

We do not have any significant contractual funding commitments under any of our investments.

Refer to Note 6 and Note 7 to our consolidated financial statements for a discussion of our investments and our intangible assets, respectively.

Interest Rate Risk Management

We maintain a mix of fixed and variable rate debt. Over 97% of our total debt of $23.371 billion is at fixed rates with the remaining at variable rates. We are exposed to the market risk of adverse changes in interest rates. In order to manage the cost and volatility relating to our interest cost of our outstanding debt, we enter into various interest rate risk management derivative transactions pursuant to our policies.

We monitor our interest rate risk exposures using techniques that include market value and sensitivity analyses. We do not hold or issue any derivative financial instruments for speculative purposes and we are not a party to leveraged derivative instruments.

We manage the credit risks associated with our derivative financial instruments through the evaluation and monitoring of the credit-worthiness of the counterparties. Although we may be exposed to losses in the event of nonperformance by the counterparties, we do not expect such losses, if any, to be significant.

Our interest-rate derivative financial instruments, which can include swaps, rate locks, caps and collars, represent an integral part of our interest rate risk management program. Through this program, we decreased our interest expense by approximately $16 million in 2005 and by $66 million in 2004. Our derivative financial instruments did not have a significant effect on our interest expense in 2003. Interest rate risk management instruments may have a significant effect on our interest expense in the future.

28	MD&A	Comcast 2005 Annual Report

The table set forth below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of December 31, 2005:

(Dollars in millions)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value 12/31/05
Debt
Fixed Rate	$1,666	$725	$1,469	$992	$1,127	$16,725	$22,704	$24,638
Average Interest Rate	7.5%	8.2%	7.3%	7.5%	5.7%	7.5%	7.4%
Variable Rate	$23	$54	$7	$10	$573	$–	$667	$667
Average Interest Rate	5.8%	5.2%	5.5%	5.6%	4.9%	–	5.0%
Interest Rate Instruments(1)
Fixed to Variable Swaps	$400	$–	$600	$750	$200	$1,650	$3,600	$(97)
Average Pay Rate	8.3%	–	8.0%	7.7%	5.9%	5.8%	6.8%
Average Receive Rate	6.4%	–	6.2%	6.9%	5.9%	5.4%	6.0%

(1)	We do not have any variable to fixed swaps at December 31, 2005.

We use the notional amounts on the instruments to calculate the interest to be paid or received. They do not represent the amount of our exposure to credit loss. The estimated fair value approximates the payments necessary to settle the outstanding contracts. We estimate interest rates on variable debt using the average implied forward LIBOR rates for the year of maturity based on the yield curve in effect at December 31, 2005, plus the applicable borrowing margin in effect for the new credit facility at December 31, 2005. We estimate the floating rates on our swaps using the average implied forward LIBOR rates for the year of maturity based on the yield curve in effect at December 31, 2005.

As a matter of practice, we typically do not structure our financial contracts to include credit ratings-based triggers that could affect our liquidity. In the ordinary course of business, some of our swaps could be subject to termination provisions if we do not maintain investment grade credit ratings. As of December 31, 2005, the estimated fair value of those swaps was a liability of $69 million and was an immaterial amount at December 31, 2004. The amount to be paid or received upon termination, if any, would be based upon the fair value of those outstanding contracts at that time.

Equity Price Risk Management

We are exposed to the market risk of changes in the equity prices of our investments in marketable securities. We enter into various derivative transactions pursuant to our policies to manage the volatility relating to these exposures.

Through market value and sensitivity analyses, we monitor our equity price risk exposures to ensure that the instruments are matched with the underlying assets or liabilities, reduce our risks relating to equity prices and maintain a high correlation to the risk inherent in the hedged item.

We use the following equity derivative financial instruments, which we account for at fair value, to limit our exposure to and benefits from price fluctuations in the common stock of some of our investments:

>	Equity collar agreements;

>	Prepaid forward sales agreements;

>	Indexed or exchangeable debt instruments.

Except as described in Investment Income (Loss), Net on page 24, the changes in the fair value of our investments that we accounted for as trading securities were substantially offset by the changes in the fair values of the equity derivative financial instruments.

Refer to Note 2 to our consolidated financial statements for a discussion of our accounting policies for derivative financial instruments and to Note 6 and Note 8 to our consolidated financial statements for discussions of our derivative financial instruments.

Comcast 2005 Annual Report	MD&A	29

Stock Option Accounting

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date or later modification. In addition, SFAS No. 123R will cause unrecognized expense (based on the amounts in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining requisite service period. We have elected to adopt SFAS No. 123R on January 1, 2006, using the modified prospective approach. Refer to Note 3 to our consolidated financial statements for further discussion of SFAS No. 123R.

Contractual Obligations

Our unconditional contractual obligations as of December 31, 2005, which consist primarily of our debt obligations and the effect such obligations are expected to have on our liquidity and cash flow in future periods, are summarized in the following table:

	Payments Due by Period
Contractual Obligations (Dollars in millions)	Total	Year 1	Years 2–3	Years 4–5	More than 5 years
Debt Obligations, excluding Exchangeable Notes(1)	$23,305	$1,669	$2,227	$2,699	$16,710
Capital lease obligations	66	20	27	4	15
Operating lease obligations	1,405	202	329	249	625
Purchase Obligations(2)	9,540	2,778	3,142	1,287	2,333
Other long term liabilities reflected on the balance sheet:
Acquisition related obligations(3)	289	143	103	29	14
Other long term obligations(4)	3,891	187	445	153	3,106
Total	$38,496	$4,999	$6,273	$4,421	$22,803

Refer to Note 8 (long term debt) and Note 13 (commitments) to our consolidated financial statements.

(1)	Excludes interest payments.
(2)

Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. Our purchase obligations principally relate to our Cable segment, including contracts with programming networks, customer premise equipment manufacturers, communication vendors, other cable operators for which we provide advertising sales representation, and other contracts entered into in the normal course of business. We also have purchase obligations through Comcast Spectacor for the players and coaches of our professional sports teams. We did not include contracts with immaterial future commitments.

(3)

Acquisition-related obligations consist primarily of costs related to terminating employees, costs relating to exiting contractual obligations, and other assumed contractual obligations of the acquired entity.

(4)

Other long term obligations consist principally of our prepaid forward sales transactions of equity securities we hold, subsidiary preferred shares, deferred compensation obligations, pension, post-retirement and post-employment benefit obligations, and program rights payable under license agreements.

30	MD&A	Comcast 2005 Annual Report

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Judgments and Estimates

The preparation of our financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and contingent liabilities. We base our judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our judgments and related estimates associated with the valuation and impairment testing of our cable franchise rights and the accounting for income taxes and legal contingencies are critical in the preparation of our financial statements. Management has discussed the development and selection of these critical accounting judgments and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our disclosures relating to them presented below.

Refer to Note 2 to our consolidated financial statements for a discussion of our accounting policies with respect to these and other items.

Valuation and Impairment Testing of Cable Franchise Rights

Our largest asset, our cable franchise rights, results from agreements we have with state and local governments which allow us to construct and operate a cable business within a specified geographic area. The value of a franchise is derived from the economic benefits we receive from the right to solicit new subscribers and to market new services such as advanced digital services, high-speed Internet, and phone services in our service areas. The amounts we record for cable franchise rights are primarily the result of cable system acquisitions. Often these cable system acquisitions include multiple franchise territories. Typically when we acquire a cable system, the most significant asset we record is the value of the franchise intangible. We currently serve approximately 4,500 franchise areas in the United States.

We have concluded that our cable franchise rights have an indefinite useful life since there are no legal, regulatory, contractual, competitive, economic or other factors which limit the period over which these rights will contribute to our cash flows. Accordingly, we do not amortize our cable franchise rights but assess them periodically for any impairment in our carrying value according to SFAS No. 142, “Goodwill and Other Intangible Assets.”

We assess the carrying value of our cable franchise rights annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount may exceed its fair value (the “impairment test”).

Our 2005 impairment tests did not result in an impairment charge. For the purpose of our impairment testing we have aggregated the recorded values of our franchise rights into geographic regions based on the guidance prescribed in Emerging Issues Task Force issue No. 02-7, “Unit of Accounting for Testing of Impairment of Indefinite-Lived Assets.” We estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis which involves significant judgment in developing individual assumptions for each of the geographic regions, including long term growth rate and discount rate assumptions.

If we determined the value of our cable franchise rights is less than the carrying amount, we would recognize an impairment charge for the difference between the estimated fair value and the carrying value of the assets.

We could record an impairment charge in the future if there are changes in market conditions, operating results in or changes in the groupings of the geographic regions in which we test for impairment, or in federal and state regulations that prevent us from recovering the carrying value of these franchise rights. At our last

Comcast 2005 Annual Report	MD&A	31

impairment test date, the amounts that the estimated fair value of our franchise rights exceeded the carrying value for our 22 geographic regions ranged from approximately $46 million to in excess of $3.0 billion. A 10% decline in the estimated fair value of the franchise rights for each of these regions would result in an impairment at four of these regions and an impairment charge of approximately $750 million.

Income Taxes

Our provision for income taxes is based on our current period income, changes in deferred income tax assets and liabilities, income tax rates and tax planning opportunities available in the jurisdictions in which we operate. From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and disposals, including like-kind exchanges of cable systems, issues related to consideration paid or received in connection with acquisitions, and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on our interpretation of tax laws and regulations, and we record estimates based on these judgments and interpretations.

In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities and we record a liability when we believe that it is probable that we will be assessed. We adjust our estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations and precedent. The effects on our financial statements of income tax uncertainties that arise in connection with business combinations and those associated with entities acquired in business combinations are discussed in Note 2 to our consolidated financial statements. The consolidated tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. We believe that adequate accruals have been made for income taxes. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position but could possibly be material to our consolidated results of operations or cash flow of any one period.

Legal Contingencies

We are subject to legal, regulatory and other proceedings and claims that arise in the ordinary course of our business and, in certain cases, those that we assume from an acquired entity in a business combination. We record an estimated liability for those proceedings and claims arising in the ordinary course of business based upon the probable and reasonably estimable criteria contained in SFAS No. 5, “Accounting for Contingencies.” For those litigation contingencies assumed in a business combination subsequent to the adoption of SFAS No.141, we record a liability based on estimated fair value when we can determine such fair value. We review outstanding claims with internal as well as external counsel to assess the probability and the estimates of loss. We reassess the risk of loss as new information becomes available, and we adjust liabilities as appropriate. The actual cost of resolving a claim may be substantially different from the amount of the liability recorded.

32	Report of Management	Comcast 2005 Annual Report

REPORT OF MANAGEMENT

Management’s Report on Financial Statements

Our management is responsible for the preparation, integrity and fair presentation of information in our consolidated financial statements, including estimates and judgments. The consolidated financial statements presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America. Our management believes the consolidated financial statements and other financial information included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in this report. The consolidated financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

>	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets.

>

Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors.

>	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective as of December 31, 2005. Our management’s assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Audit Committee Oversight

The Audit Committee of the Board of Directors, which is comprised solely of independent directors, has oversight responsibility for our financial reporting process and the audits of our consolidated financial statements and internal control over financial reporting. The Audit Committee meets regularly with management and with our internal auditors and independent registered public accounting firm (collectively, the “auditors”) to review matters related to the quality and integrity of our financial reporting, internal control over financial reporting (including compliance matters related to our Code of Ethics and Business Conduct), and the nature, extent, and results of internal and external audits. Our auditors have full and free access and report directly to the Audit Committee. The Audit Committee recommended, and the Board of Directors approved, that the audited consolidated financial statements be included in this Annual Report.

Brian L. Roberts	John R. Alchin	Lawrence S. Smith	Lawrence J. Salva
Chairman and CEO	Executive Vice President, Co-Chief Financial Officer and Treasurer	Executive Vice President Co-Chief Financial Officer	Senior Vice President, Chief Accounting Officer and Controller

Comcast 2005 Annual Report	Report of Independent Registered Public Accounting Firm	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Comcast Corporation

Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheet of Comcast Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2005. We also have audited management’s assessment, included under the caption Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and  the  preparation  of  financial  statements  for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comcast Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 21, 2006

34	Consolidated Balance Sheet	Comcast 2005 Annual Report

CONSOLIDATED BALANCE SHEET

December 31 (Dollars in millions, except share data)	2005	2004
Assets
Current Assets
Cash and cash equivalents	$693	$452
Investments	148	1,555
Accounts receivable, less allowance for doubtful accounts of $136 and $132	1,060	959
Prepaid assets	387	261
Other current assets	306	308
Total current assets	2,594	3,535
Investments	12,682	12,812
Property and Equipment, net of accumulated depreciation of $12,629 and $9,416	18,769	18,711
Franchise Rights	51,090	51,071
Goodwill	14,218	14,020
Other Intangible Assets, net of accumulated amortization of $4,776 and $3,452	3,160	3,851
Other Noncurrent Assets, net	633	694
	$103,146	$104,694

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses related to trade creditors	$2,033	$2,041
Accrued salaries and wages	381	337
Other current liabilities	2,164	2,398
Deferred income taxes	2	360
Current portion of long term debt	1,689	3,499
Total current liabilities	6,269	8,635
Long Term Debt, less current portion	21,682	20,093
Deferred Income Taxes	27,370	26,815
Other Noncurrent Liabilities	6,949	7,261
Minority Interest	657	468
Commitments and Contingencies (Note 13)
Stockholders’ Equity
Preferred stock – authorized, 20,000,000 shares; issued, zero	–	–
Class A common stock, $0.01 par value – authorized, 7,500,000,000 shares; issued, 1,607,007,818 and 1,603,320,864; outstanding, 1,363,367,318 and 1,359,680,364	16	16
Class A Special common stock, $0.01 par value – authorized, 7,500,000,000 shares; issued, 813,097,757 and 890,234,413; outstanding, 765,807,914 and 842,944,570	9	9
Class B common stock, $0.01 par value – authorized, 75,000,000 shares; issued, and outstanding, 9,444,375	–	–
Additional capital	43,000	44,142
Retained earnings	4,825	4,891
Treasury stock, 243,640,500 Class A common shares and 47,289,843 Class A Special common shares	(7,517)	(7,517)
Accumulated other comprehensive loss	(114)	(119)
Total stockholders’ equity	40,219	41,422
	$103,146	$104,694

See notes to consolidated financial statements.

Comcast 2005 Annual Report	Consolidated Statement of Operations	35

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31 (Dollars in millions, except per share data)	2005	2004	2003
Revenues	$22,255	$20,307	$18,348
Costs and Expenses
Operating (excluding depreciation)	7,969	7,462	7,041
Selling, general and administrative	5,793	5,314	4,915
Depreciation	3,630	3,420	3,166
Amortization	1,173	1,203	1,272
	18,565	17,399	16,394
Operating Income	3,690	2,908	1,954
Other Income (Expense)
Interest expense	(1,796)	(1,876)	(2,018)
Investment income (loss), net	89	472	(84)
Equity in net losses of affiliates	(47)	(88)	(60)
Other income (expense)	(56)	394	71
	(1,810)	(1,098)	(2,091)
Income (Loss) from Continuing Operations Before Income Taxes and Minority Interest	1,880	1,810	(137)
Income Tax (Expense) Benefit	(933)	(826)	16
Income (Loss) from Continuing Operations Before Minority Interest	947	984	(121)
Minority Interest	(19)	(14)	(97)
Income (Loss) from Continuing Operations	928	970	(218)
Income from Discontinued Operations, net of tax	–	–	168
Gain on Discontinued Operations, net of tax	–	–	3,290
Net Income	$928	$970	$3,240
Basic Earnings (Loss) for Common Stockholders per Common Share
Income (loss) from continuing operations	$0.42	$0.43	$(0.10)
Income from discontinued operations	–	–	0.08
Gain on discontinued operations	–	–	1.46
Net income	$0.42	$0.43	$1.44
Diluted Earnings (Loss) for Common Stockholders per Common Share
Income (loss) from continuing operations	$0.42	$0.43	$(0.10)
Income from discontinued operations	–	–	0.08
Gain on discontinued operations	–	–	1.46
Net income	$0.42	$0.43	$1.44

See notes to consolidated financial statements.

36	Consolidated Statement of Cash Flows	Comcast 2005 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in millions)	2005	2004	2003
Operating Activities
Net income	$928	$970	$3,240
Income from discontinued operations	–	–	(168)
Gain on discontinued operations	–	–	(3,290)
Income (loss) from continuing operations	928	970	(218)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	3,630	3,420	3,166
Amortization	1,173	1,203	1,272
Non-cash interest expense (income), net	8	33	(113)
Equity in net losses of affiliates	47	88	60
(Gains) losses on investments and other (income) expense, net	(54)	(703)	145
Non-cash contribution expense	10	25	–
Minority interest	19	14	45
Deferred income taxes	183	531	820
Proceeds from sales of trading securities	–	680	85
Current tax associated with sale of discontinued operation	–	–	(2,028)
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:
Change in accounts receivable, net	(97)	(54)	(45)
Change in accounts payable and accrued expenses related to trade creditors	(65)	(315)	35
Change in other operating assets and liabilities	(860)	38	(370)
Net cash provided by operating activities from continuing operations	4,922	5,930	2,854
Financing Activities
Proceeds from borrowings	3,978	1,030	9,398
Retirements and repayments of debt	(2,706)	(2,323)	(16,465)
Issuances of common stock	93	113	67
Repurchases of common stock and stock options held by non-employees	(2,313)	(1,361)	(14)
Deferred financing costs	–	–	(34)
Other financing activities	15	25	–
Net cash used in financing activities from continuing operations	(933)	(2,516)	(7,048)
Investing Activities
Capital expenditures	(3,621)	(3,660)	(4,161)
Proceeds from sales, settlements and restructuring of investments	861	228	7,971
Acquisitions, net of cash acquired	(199)	(296)	(152)
Cash paid for intangible assets	(281)	(615)	(155)
Purchases of short term investments, net	(86)	(13)	(32)
Proceeds from sales of discontinued operations and assets held for sale	–	–	1,875
Capital contributions to and purchases of investments	(306)	(156)	(202)
Proceeds from settlement of contract of acquired company	–	26	95
Other investing activities	(116)	(26)	–
Net cash (used in) provided by investing activities from continuing operations	(3,748)	(4,512)	5,239
Increase (Decrease) in Cash and Cash Equivalents	241	(1,098)	1,045
Cash and Cash Equivalents, beginning of year	452	1,550	505
Cash and Cash Equivalents, end of year	$693	$452	$1,550

See notes to consolidated financial statements.

Comcast 2005 Annual Report	Consolidated Statement of Stockholders’ Equity	37

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

							Accumulated Other Comprehensive Income (Loss)
	Common Stock Class			Additional Capital	Retained Earnings	Treasury Stock At Cost	Unrealized Gains (Losses)	Cumulative Translation Adjustments	Minimum Pension Liability	Total
(Dollars in millions)	A	Special	B
Balance, January 1, 2003	$16	$9	$–	$44,620	$1,340	$(7,517)	$(118)	$(21)	$–	$38,329
Comprehensive income:
Net income					3,240
Unrealized losses on marketable securities, net of deferred taxes of $12							(23)
Reclassification adjustments for losses included in net income, net of deferred taxes of $15							29
Cumulative translation adjustments								(7)
Total comprehensive income										3,239
Stock compensation plans				117	(28)					89
Repurchase and retirement of common stock				(14)						(14)
Employee stock purchase plan				19						19
Balance, December 31, 2003	16	9	–	44,742	4,552	(7,517)	(112)	(28)	–	41,662
Comprehensive income:
Net income					970
Reclassification adjustments for losses included in net income, net of deferred taxes							1
Cumulative translation adjustments								20
Total comprehensive income										991
Stock compensation plans				130	(73)					57
Repurchase and retirement of common stock				(758)	(558)					(1,316)
Employee stock purchase plan				28						28
Balance, December 31, 2004	16	9	–	44,142	4,891	(7,517)	(111)	(8)	–	41,422
Comprehensive income:
Net income					928
Unrealized gains on marketable securities, net of deferred taxes of $11							20
Reclassification adjustments for income included in net income, net of deferred taxes of $2							(4)
Minimum pension liability, net of deferred taxes of $7									(12)
Cumulative translation adjustments								1
Total comprehensive income										933
Stock compensation plans				120						120
Repurchase and retirement of common stock				(1,295)	(994)					(2,289)
Employee stock purchase plan				33						33
Balance, December 31, 2005	$16	$9	$–	$43,000	$4,825	$(7,517)	$(95)	$(7)	$(12)	$40,219

See notes to consolidated financial statements.

38	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

We are a Pennsylvania corporation and were incorporated in December 2001. Through our predecessors, we have developed, managed and operated broadband cable systems since 1963. We classify our operations in two reportable segments: Cable and Content.

Our Cable segment is principally involved in the development, management and operation of broadband cable systems in the United States. Our cable operations served more than 21 million video subscribers as of December 31, 2005. Our regional sports and news networks are included in our Cable segment because they derive a substantial portion of their revenues from our cable operations. In 2002, we acquired AT&T Corporation’s broadband cable business (“Broadband”), which at the time included 12.8 million subscribers and other cable-related investments.

Our Content segment operates the following consolidated cable networks: E! Entertainment Television (“E!”), Style Network, The Golf Channel (“TGC”), OLN, G4 and AZN Television.

Our other businesses consist principally of Comcast Spectacor, our group of businesses that perform live sporting events and own or manage facilities for sporting events, concerts and other special events, and our corporate activities.

On September 17, 2003, we sold our approximate 57% interest in QVC, Inc. (an electronic retailer). Accordingly, we present QVC as a discontinued operation pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) (see Note 5).

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include our accounts, all entities that we directly or indirectly control and certain variable interest entities. We have eliminated all significant intercompany accounts and transactions among consolidated entities.

Variable Interest Entities

We account for our interests in variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), as amended. We consolidate all VIEs for which we are the primary beneficiary and for which the entities do not effectively disperse risks among parties involved. We do not consolidate VIEs that effectively disperse risks unless we hold an interest or combination of interests that effectively recombines risks that were previously dispersed.

Our Use of Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which require us to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items, such as allowances for doubtful accounts, investments, derivative financial instruments, asset impairment, non-monetary transactions, certain acquisition related liabilities, programming related liabilities, pensions and other postretirement benefits, revenue recognition, depreciation and amortization, income taxes and legal contingencies.

Fair Values

We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. We based these fair value estimates on pertinent information available to us as of December 31, 2005 and 2004. We have not comprehensively updated these fair value estimates for the purposes of these consolidated financial statements since those dates.

Cash Equivalents

Cash equivalents consist principally of commercial paper, money market funds, U.S. government obligations and certificates of deposit with maturities of less than three months when purchased. The carrying amounts of our cash equivalents approximate their fair values.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	39

Investments

Investments in entities in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted to recognize our proportionate share of the investees’ net income or losses after the date of investment, amortization of basis differences, additional contributions made and dividends received and impairment charges resulting from adjustments to net realizable value. We generally record our proportionate share of our investees’ net income or loss one quarter in arrears given the timing of the receipt of such information.

Changes in our proportionate share of the underlying equity of a consolidated subsidiary or equity method investee that result from the issuance of additional securities by such subsidiary or investee are recognized as gains or losses in our consolidated statement of operations unless gain realization is not assured in the circumstances. Gains for which realization is not assured are credited directly to additional capital.

Unrestricted publicly traded investments are classified as available for sale or trading securities and are recorded at their fair value. Unrealized gains or losses resulting from changes in fair value between measurement dates for available for sale securities are recorded as a component of other comprehensive income (loss), except for declines in value that we consider to be other than temporary. Unrealized gains or losses resulting from changes in fair value between measurement dates for trading securities are recorded as a component of investment income (loss), net. We recognize realized gains and losses using the specific identification method. Cash flows from all trading securities are classified as cash flows from operating activities as required by SFAS No. 95, “Statement of Cash Flows,” as amended, while cash flows from all other investment securities are classified as cash flows from investing activities in our statement of cash flows.

We review our investment portfolio each reporting period to determine whether a decline in the market value is considered to be other than temporary. Investments deemed to have experienced an other than temporary decline below their cost basis are reduced to their current fair market value. The impairment is charged to earnings and a new cost basis for the investment is established.

Restricted publicly traded investments and investments in privately held companies are stated at cost, adjusted for any known decrease in value (see Note 6).

Property and Equipment

Depreciation is generally recorded using the straight-line method over estimated useful lives. The significant components of property and equipment are as follows:

December 31 (Dollars in millions)	Useful Life	2005	2004
Transmission and distribution facilities	2–15 years	$27,222	$24,239
Buildings and building improvements	5–40 years	1,300	1,365
Land	–	155	152
Other	3–12 years	2,721	2,371
Property and equipment, at cost		31,398	28,127
Less: accumulated depreciation		(12,629)	(9,416)
Property and equipment, net		$18,769	$18,711

We capitalize improvements that extend asset lives and expense other repairs and maintenance charges as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and, unless they are presented separately, the gain or loss on disposition is recognized as a component of depreciation expense.

We capitalize the costs associated with the construction of cable transmission and distribution facilities and new service installations. Costs include all direct labor and materials, as well as various indirect costs.

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” as interpreted by FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143,” requires that a liability be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Certain of our franchise agreements and leases contain provisions requiring us to restore facilities or remove equipment in the event that the franchise or lease agreement is not renewed. We expect to continually renew our

40	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

franchise agreements and have concluded that the related franchise right is an indefinite lived intangible asset. Accordingly, the possibility is remote that we would be required to incur significant restoration or removal costs related to these franchise agreements in the foreseeable future. We would record an estimated liability in the unlikely event a franchise agreement containing such a provision were no longer expected to be renewed. The obligations related to the removal provisions contained in our lease agreements or any disposal obligations related to our operating assets are not estimatable or are not material to our consolidated financial condition or results of operations.

Intangible Assets

Cable franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired in connection with business combinations. We do not amortize cable franchise rights because we have determined that they have an indefinite life. We reassess this determination periodically for each franchise based on the factors included in SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Costs we incur in negotiating and renewing cable franchise agreements are included in other intangible assets and are principally amortized on a straight-line basis over the term of the franchise renewal period, generally 10 years.

Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. Other intangible assets consist principally of franchise related customer relationships acquired in business combinations subsequent to the adoption of SFAS No. 141, “Business Combinations” (“SFAS No. 141”), on July 1, 2001, cable and satellite television distribution rights, cable franchise renewal costs, contractual operating rights, computer software, programming costs and rights, patents and technology rights, and non-competition agreements. We record these costs as assets and amortize them on a straight-line basis over the term of the related agreements or estimated useful life, which generally range from 2 to 20 years.

Our Content subsidiaries enter into multi-year license agreements with various cable and satellite television system operators for distribution of their respective programming. We capitalize cable or satellite television distribution rights and amortize them on a straight-line basis over the term of the related license agreements of 4 to 11 years. We classify the amortization of license fees paid by our Content subsidiaries pursuant to Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given to a Customer (including a reseller of the Vendor’s Products)” (“EITF 01-09”). Under EITF 01-09, the amortization of such fees is classified as a reduction of revenue unless the Content subsidiary receives, or will receive, an identifiable benefit from the cable or satellite system operator separate from the license fee, in which case we recognize the fair value of the identified benefit as an operating expense in the period in which it is received.

Direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. Such costs are included within intangible assets and are amortized over a period not to exceed 5 years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. Initial operating system software costs are capitalized and amortized over the life of the associated hardware.

Valuation of Long-Lived and Indefinite Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically evaluate the recoverability and estimated lives of our long-lived assets, including property and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Our evaluations include analyses based on the cash flows generated by the underlying assets, profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. Unless presented separately, the loss is included as a component of either depreciation expense or amortization expense, as appropriate.

We evaluate the recoverability of our goodwill and indefinite life intangible assets annually or more frequently whenever events or changes in circumstances indicate that the assets might be impaired. We perform the impairment assessment of our goodwill one level below the business segment level, except for our cable business. In our cable business, components one level below the segment level are not separate reporting units and also have similar economic characteristics that allow them to be aggregated into one reporting unit at the Cable segment level.

We estimate the fair value of our cable franchise rights primarily based on discounted cash flow analysis, multiples of operating income before depreciation and amortization generated by the underlying assets, analyses of current market transactions and profitability information, including estimated future operating results,

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	41

trends or other determinants of fair value. If the value of our cable franchise rights determined by these evaluations is less than its carrying amount, an impairment charge would be recognized for the difference between the estimated fair value and the carrying value of the assets.

Upon adoption of SFAS No. 142 in 2002, we performed the impairment assessment of our cable franchise rights at the Cable segment level based on our analysis of the factors outlined in EITF 02-07, “Unit of Accounting for Testing Impairment of Indefinite Lived Intangible Assets.” Effective in the first quarter of 2004, we changed the unit of accounting used for testing impairment to geographic regions and performed impairment testing on our cable franchise rights. We have not recorded any impairment charges as a result of our impairment testing.

Foreign Currency Translation

We translate assets and liabilities of our foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the December 31 exchange rate and record the related translation adjustments as a component of other comprehensive income (loss). We translate revenues and expenses using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are included in other income (expense).

Revenue Recognition

We recognize video, high-speed Internet and phone revenues as the service is provided. We manage credit risk by screening applicants for potential risk through the use of credit bureau data. If a subscriber’s account is delinquent, various measures are used to collect outstanding amounts, up to and including termination of the subscriber’s cable service. We recognize advertising sales revenue at estimated realizable values when the advertising is aired. Installation revenues obtained from the connection of subscribers to our broadband cable systems are less than related direct selling costs. Therefore, such revenues are recognized as connections are completed. Revenues earned from other sources are recognized when services are provided or events occur. Under the terms of our franchise agreements, we are generally required to pay to the local franchise authority up to 5% of our gross revenues earned from providing cable services within the local franchise area. We normally pass these fees through to our cable subscribers. We classify fees collected from cable subscribers as a component of revenues pursuant to EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”

Our Content businesses recognize revenue from cable and satellite television system operators as programming is provided,

generally pursuant to multi-year license agreements. From time to time these agreements expire while programming continues to be provided to the operator based upon interim arrangements while the parties negotiate new contractual terms. Revenue recognition is generally limited to current payments being made by the operator, typically pursuant to the prior contract terms, until a new contract is negotiated, sometimes with effective dates that affect prior periods. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising revenue is recognized in the period in which commercial announcements or programs are telecast in accordance with the broadcast calendar. In some instances, our Content businesses guarantee viewer ratings for their programming. Revenue is deferred to the extent of an estimated shortfall in the ratings. Such shortfalls are primarily settled by providing additional advertising time, at which point the revenue is recognized.

Programming Costs

Programming is acquired for distribution to our subscribers, generally pursuant to multi-year license agreements, with rates typically based on the number of subscribers that receive the programming. From time to time these contracts expire and programming continues to be provided based on interim arrangements while the parties negotiate new contractual terms, sometimes with effective dates that affect prior periods. While payments are typically made under the prior contract terms, the amount of our programming costs recorded during these interim arrangements is based on our estimates of the ultimate contractual terms expected to be negotiated.

Our cable subsidiaries have received or may receive incentives from cable networks for license of their programming. We classify the deferred portion of these fees within noncurrent liabilities and recognize the fees as a reduction of programming costs (which are included in operating expenses) over the term of the contract.

Stock Based Compensation

We account for stock based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock Based Compensation,” as amended (“SFAS No. 123”). Compensation expense for stock options is measured as the excess, if any, of the

42	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

quoted market price of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. We record compensation expense for restricted stock awards based on the quoted market price of our stock at the date of the grant and the vesting period. We record compensation expense for stock appreciation rights based on the changes in quoted market prices of the stock or other determinants of fair value.

The following table illustrates the effect on net income and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation. Total stock based compensation expense was determined under the fair value method for all awards using the accelerated recognition method as permitted under SFAS No.123:

Year Ended December 31
(Dollars in millions, except per
share data)	2005	2004	2003
Net income, as reported	$928	$970	$3,240
Add: Stock based compensation expense included in net income, as reported above	42	27	10
Deduct: Stock based compensation expense determined under fair value based method for all awards relating to continuing operations, net of related tax effects	(150)	(206)	(160)
Deduct: Stock based compensation expense determined under fair value based method for all awards relating to discontinued operations, net of related tax effects	–	–	(12)
Pro forma, net income	$820	$791	$3,078
Basic earnings (loss) from continuing operations for common stockholders per common share:
As reported	$0.42	$0.43	$(0.10)
Pro forma	$0.37	$0.35	$(0.16)
Diluted earnings (loss) from continuing operations for common stockholders per common share:
As reported	$0.42	$0.43	$(0.10)
Pro forma	$0.37	$0.35	$(0.16)
Basic earnings for common stockholders per common share:
As reported	$0.42	$0.43	$1.44
Pro forma	$0.37	$0.35	$1.36
Diluted earnings for common stockholders per common share:
As reported	$0.42	$0.43	$1.44
Pro forma	$0.37	$0.35	$1.36

On December 23, 2004, the Compensation Committee of our Board of Directors approved the acceleration of vesting of all unvested options granted prior to January 1, 2003, to purchase shares of our Class A Special common stock having an exercise price of $34 or greater and held by current employees. Options with respect to approximately 15.6 million shares of our Class A Special common stock were subject to this acceleration. This acceleration was effective as of December 31, 2004, except for those holders of incentive stock options (“ISOs”), who were given the opportunity to decline the acceleration of an option if such acceleration would have the effect of changing the status of the option for federal income tax purposes from an ISO to a non-qualified stock option. Because these options had exercise prices in excess of current market values (were “underwater”) and were not fully achieving their original objectives of incentive compensation and employee retention, the acceleration may have had a positive effect on employee morale, retention and perception of option value. The acceleration also took into account the fact that in December 2004, we completed the repurchase of stock options held by certain non-employees for cash (including underwater options) under a stock option liquidity program (see Note 10), and that no such offer (nor any other “solution” for underwater options) was made to current employees. The effect of the acceleration had no effect on reported net income, an immaterial impact on pro forma net income in the first quarter of 2005 and an approximate $39 million, net of tax, impact on pro forma net income in the fourth quarter of 2004. The impacts of the acceleration are reflected in the pro forma amounts above. This acceleration eliminates the future compensation expense we would otherwise recognize in our statement of operations with respect to these options once FASB Statement No. 123R, “Share Based Payment,” (“SFAS No.123R”) becomes effective in 2006 (see Note 3).

The weighted average fair value at date of grant of a Class A common stock option granted under our option plans during 2005, 2004 and 2003 was $13.00, $11.44 and $9.81, respectively. The fair value of each option granted during 2005, 2004 and 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
	Class A Common Stock	Class A Common Stock	Class A Common Stock
Dividend yield	0%	0%	0%
Expected volatility	27.1%	28.6%	29.3%
Risk free interest rate	4.3%	3.5%	3.2%
Expected option life (in years)	7.0	7.0	5.9
Forfeiture rate	3.0%	3.0%	3.0%

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	43

As of December 31, 2005, there was $208 million of total unrecognized, pre-tax compensation cost related to non-vested stock options under FAS 123. This cost is expected to be recognized over a weighted average period of approximately two years. Upon adoption of SFAS No.123R, effective January 1, 2006 (see Note 3), such cost will be recognized directly in our consolidated statement of operations.

Postretirement and Postemployment Benefits

We charge to operations the estimated costs of retiree benefits and benefits for former or inactive employees, after employment but before retirement, during the years the employees provide services (see Note 9).

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment (see Note 11).

We account for income tax uncertainties that arise in connection with business combinations and those that are associated with entities acquired in business combinations in accordance with EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.” Deferred tax assets and liabilities are recorded at the date of a business combination based on our best estimate of the ultimate tax basis that will be accepted by the various taxing authorities. Liabilities for contingencies associated with prior tax returns filed by the acquired entity are recorded based on our best estimate of the ultimate settlement that will be accepted by the various taxing authorities. Estimated interest expense on these liabilities subsequent to the acquisition is reflected in our consolidated tax provision. We adjust these deferred tax accounts and liabilities periodically to reflect revised estimated tax bases and any estimated settlements with the various taxing authorities. The effect of these adjustments is generally applied to goodwill except for post-acquisition interest expense, which is recognized as an adjustment of the tax expense.

Derivative Financial Instruments

We use derivative financial instruments for a number of purposes. We manage our exposure to fluctuations in interest rates by entering into interest rate exchange agreements (“swaps”), interest rate lock agreements (“rate locks”), interest rate cap agreements (“caps”) and interest rate collar agreements (“collars”). We manage the cost of our share repurchases through the sale of equity put option contracts (“Comcast put options”) and the purchase of capped call option contracts. We manage our exposure to fluctuations in the value of some of our investments by entering into equity collar agreements (“equity collars”) and equity put option agreements (“equity put options”). We are also party to equity warrant agreements (“equity warrants”). We have issued indexed debt instruments (“Exchangeable Notes” and “ZONES”) and entered into prepaid forward sale agreements (“prepaid forward sales”) whose value, in part, is derived from the market value of certain publicly traded common stock, and we have also sold call options on some of our investments in equity securities. Equity hedges are used to manage exposure to changes in equity prices associated with stock appreciation rights of some of Broadband’s previously affiliated companies. These equity hedges are recorded at fair value based on market quotes.

For derivative instruments designated and effective as fair value hedges, such as fixed to variable swaps, changes in the fair value of the derivative instrument are substantially offset in the consolidated statement of operations by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as variable to fixed swaps and rate locks, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized in current earnings each period. Changes in the fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings.

When a derivative instrument designated as a fair value hedge is terminated, sold, exercised or has expired, any gain or loss is deferred and recognized in earnings over the remaining life of the hedged item. When a hedged item is settled or sold, the adjustment in the carrying amount of the hedged item is recognized in earnings. When hedged variable rate debt is settled, the previously deferred effective portion of the hedge is written off similar to debt extinguishment costs.

Equity warrants and equity collars are adjusted to estimated fair value on a current basis with the result included in investment income (loss), net in our consolidated statement of operations.

Derivative instruments embedded in other contracts, such as our Exchangeable Notes, ZONES and prepaid forward sales, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in our consolidated balance sheet with changes in estimated fair value recorded in investment income (loss), net in our consolidated statement of operations.

44	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

All derivative transactions must comply with our Board-authorized derivatives policy. We do not hold or issue any derivative financial instruments for speculative or trading purposes and are not a party to leveraged derivative instruments (see Note 8). We manage the credit risks associated with our derivative financial instruments through the evaluation and monitoring of the creditworthiness of the counterparties. Although we may be exposed to losses in the event of nonperformance by the counterparties, we do not expect such losses, if any, to be significant.

We periodically examine those instruments we use to hedge exposure to interest rate and equity price risks to ensure that the instruments are matched with underlying assets or liabilities, reduce our risks relating to interest rates or equity prices and, through market value and sensitivity analysis, maintain a high correlation to the risk inherent in the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are reflected on a current basis in our consolidated statement of operations.

Securities Lending Transactions

We may enter into securities lending transactions pursuant to which we require the borrower to provide cash collateral equal to the value of the loaned securities, as adjusted for any changes in the value of the underlying loaned securities. Loaned securities for which we maintain effective control are included in investments in our consolidated balance sheet.

Reclassifications

Reclassifications have been made to the prior years’ consolidated financial statements to conform to those classifications used in 2005.

3. Recent Accounting Pronouncements

SFAS No.123R

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date or later modification. In addition, SFAS No. 123R will cause unrecognized cost (based on the amounts in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized as a charge to results of operations over the remaining requisite service period.

We will adopt SFAS No. 123R on January 1, 2006, using the Modified Prospective Approach (“MPA”). The MPA requires that compensation expense be recorded for restricted stock and all unvested stock options as of January 1, 2006. We expect to continue using the Black-Scholes valuation model in determining the fair value of share-based payments to employees. For pro forma footnote disclosure purposes, we recognized the majority of our share-based compensation costs using the accelerated recognition method as permitted by SFAS No. 123. Upon adoption we will continue to recognize the cost of previously granted share-based awards under the accelerated recognition method and we anticipate that we will recognize the cost for new share-based awards on a straight-line basis over the requisite service period.

SFAS No. 123R will also require us to change the classification of any tax benefits realized upon exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts will be presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statement of cash flows.

We are continuing to evaluate the requirements of SFAS No. 123R and SAB 107 and currently expect that the adoption of SFAS No. 123R will result in an increase in compensation expense in 2006 of approximately $135 million, including the estimated impact of 2006 share-based awards.

SFAS No.153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets–an amendment of APB Opinion No. 29” (“SFAS No.153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for such exchange transactions occurring in fiscal periods beginning after June 15, 2005. We expect that our cable system exchanges will continue to be recognized at fair value under this guidance.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	45

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005.

FSP 115-1

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 will have a material impact on our consolidated financial condition or results of operations.

4. Earnings Per Share

Earnings (loss) per common share (“EPS”) is computed by dividing net income (loss) for common stockholders by the weighted average number of common shares outstanding during the period on a basic and diluted basis.

Our potentially dilutive securities include potential common shares related to our stock options and restricted stock. Diluted earnings for common stockholders per common share (“Diluted EPS”) considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an antidilutive effect. Diluted EPS excludes the impact of potential common shares related to our stock options in periods in which the option exercise price is greater than the average market price of our Class A common stock and our Class A Special common stock during the period. Diluted EPS excludes the impact of potential common shares related to our Class A Special common stock held in treasury because it was our intent to settle the related Comcast exchangeable notes using cash in 2004 and the remaining amounts were settled for cash in 2005 (see Note 8).

Diluted EPS for 2005 and 2004 excludes approximately 84 million and 103 million, respectively, of potential common shares related to our stock compensation plans because the option exercise price was greater than the average market price of our Class A common stock and our Class A Special common stock for the period.

Diluted EPS for 2003 excludes approximately 146 million potential common shares, primarily related to our stock compensation plans, because the assumed issuance of such potential common shares is antidilutive in periods in which there is a loss from continuing operations.

The following table reconciles the numerator and denominator of the computations of Diluted EPS for common stockholders from continuing operations for the years presented:

	2005			2004			2003
Year Ended December 31 (Dollars in millions, except per share data)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount
Basic EPS for common stockholders	$928	2,197	$0.42	$970	2,240	$0.43	$(218)	2,256	$(0.10)
Effect of Dilutive Securities
Assumed exercise or issuance of shares relating to stock compensation plans	–	11	–	–	10	–	–	–	–
Diluted EPS	$928	2,208	$0.42	$970	2,250	$0.43	$(218)	2,256	$(0.10)

46	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

5. Acquisitions and Other Significant Events

2005 Activity

Motorola

In March 2005, we entered into two joint ventures with Motorola under which we are developing and licensing next-generation programming access security (known as “conditional access”) technology for cable systems and related products. One of the ventures will license such products to equipment manufacturers and other cable companies. The other venture will provide us greater participation in the design and development of conditional access technology for our cable systems. In addition to funding approximately 50% of the annual cost requirements, we have paid $20 million to Motorola and committed to pay up to $80 million over a four-year period to Motorola based on the achievement of certain milestones. Motorola contributed licenses to conditional access and related technology to the ventures.

These two ventures are both considered variable interest entities under FIN 46, and we have consolidated both of these ventures since we are the primary beneficiary. Accordingly, we have recorded approximately $190 million in intangible assets, of which we recorded a charge of approximately $20 million related to in-process research and development in the first quarter of 2005 that has been included in amortization expense.

Adelphia and Time Warner Proposed Transactions

In April 2005 we entered into agreements with Time Warner to: (i) jointly acquire substantially all the assets of Adelphia Communications Corporation; (ii) redeem our interest in Time Warner Cable and its subsidiary, Time Warner Entertainment; and (iii) exchange certain cable systems with Time Warner Cable. As a result of these transactions, on a net basis, our cash investment is expected to be $1.5 billion and we expect to gain approximately 1.7 million video subscribers in complementary geographic areas (including South Florida, New England, MidAtlantic and Minnesota). The cable systems we expect to transfer to Time Warner in the exchange are located in Los Angeles, Cleveland and Dallas.

These transactions are subject to customary regulatory review and approvals, as well as approval by the court in the Adelphia Chapter 11 bankruptcy case. Closing of the transactions is expected during the first half of 2006.

In addition to entering into the agreements described above, we amended certain pre-existing agreements with Time Warner relating to the disposition and redemption of certain of our interests in TWC and TWE in the event these transactions do not close.

MGM

In April 2005, we completed a transaction with a group of investors to acquire Metro-Goldwyn-Mayer Inc. We acquired our 20% interest for approximately $250 million in cash. We are accounting for this investment under the equity method of accounting.

2004 Activity

Gemstar

In March 2004, we entered into a long term, non-exclusive patent license and distribution agreement with Gemstar-TV Guide International in exchange for a one-time payment of $250 million to Gemstar. This agreement allows us to utilize Gemstar’s intellectual property and technology and the TV Guide brand and content on our interactive program guides. We have allocated the $250 million amount paid based on the fair value of the components of the contract to various intangible and other assets, which are being amortized over a period of 3 to 12 years. In addition, we and Gemstar formed an entity to develop and enhance interactive programming guides.

TechTV

In May 2004, we completed the acquisition of TechTV Inc. by acquiring all outstanding common and preferred stock of TechTV from Vulcan Programming Inc. for approximately $300 million in cash. Substantially all of the purchase price has been recorded to intangible assets and is being amortized over a period of 2 to 22 years. On May 28, 2004, G4 and TechTV began operating as one network. The effects of our acquisition of TechTV have been reflected in our consolidated statement of operations from the date of the transaction. We have classified G4 as part of our Content segment.

Liberty Exchange Agreement

In July 2004, we exchanged approximately 120 million shares of Liberty Media Corporation (“Liberty”) Series A common stock that we held (see Note 6), valued at approximately $1.022 billion based upon the price of Liberty common stock on the closing date of the transaction, with Liberty for 100% of the stock of Liberty’s subsidiary, Encore ICCP, Inc. Encore’s assets consisted of cash of approximately $547 million, a 10.4% interest in E! and 100% of International Channel Networks (which operates AZN Television). We also received all of Liberty’s rights, benefits and obligations under the TCI Music contribution agreement, which resulted in the resolution of all pending litigation between Liberty and us regarding the contribution agreement. The Liberty exchange increased our portfolio of programming investments because we now own 60.5% of E! and 100% of International Channel Networks. The exchange was structured as a tax free transaction. We allocated the value of the shares exchanged in the transaction among cash, our additional investment in E!,

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	47

International Channel Networks and the resolution of the litigation related to the contribution agreement. The effects of our acquisition of the additional interest in E! and our acquisition of International Channel Networks have been reflected in our consolidated statement of operations from the date of the transaction.

2003 Activity

Comcast SportsNet Chicago

In December 2003, we, in conjunction with affiliates of the Chicago Blackhawks, Bulls, Cubs and White Sox professional sports teams, formed CSN Chicago, a 24-hour regional sports network. We acquired our controlling interest in this network for approximately $87 million in cash, which was allocated to contract-related intangibles, and is being amortized over a period of 15 years. The results of CSN Chicago have been included in our consolidated financial statements since the date of formation.

The Golf Channel

In December 2003, we acquired the approximate 8.6% interest in TGC previously held by the Tribune Company for $100 million in cash. This amount has been allocated to cable and satellite television distribution rights, which is being amortized over a period of approximately eight years, and to goodwill. As a result, we now own 99.9% of TGC.

Bresnan Transaction

In March 2003, we completed a transaction with Bresnan Broadband Holdings, LLC and Bresnan Communications, LLC (together, “Bresnan”) pursuant to which we transferred cable systems serving approximately 314,000 subscribers in Montana, Wyoming, Colorado and Utah to Bresnan that we had acquired in connection with the Broadband acquisition. We received $525 million in cash, plus preferred and common equity interests in Bresnan, in exchange for these cable systems. The transfer of these cable systems was accounted for at fair value with no gain or loss recognized. The results of operations for these cable systems for the first quarter of 2003 were not significant and were included in equity in net losses of affiliates in our consolidated statement of operations.

TWE Restructuring

At the closing of the Broadband acquisition in 2002, as part of the process of obtaining approval of the Broadband acquisition from the Federal Communications Commission (“FCC”), we were required to place our interest in TWE (which we acquired at that time), in trust for orderly disposition. TWE owned content assets and cable systems.

In March 2003, we restructured our direct and indirect investment in TWE. As a result, Time Warner assumed complete control over TWE’s content assets and all of Time Warner’s interests in cable systems became owned by TWC. As part of the restructuring, we received voting preferred stock of Time Warner (which was converted in March 2005 into 83,835,883 shares of Time Warner common stock (see Note 6)), and we retained a 17.9% interest in TWC and a 4.7% interest in TWE. In addition, prior to the restructuring, we received a $2.1 billion dividend from TWC that was used immediately to repay amounts outstanding under our credit facilities. The shares of Time Warner preferred stock received in the TWE restructuring were required to be placed in, and our retained interest in TWC and TWE remained subject to, the trust. The TWE restructuring was accounted for as a fair value exchange.

Under the trust, an independent trustee has exclusive authority to exercise any management or governance rights associated with the securities in trust. The trustee also has the obligation, subject to our rights as described in the last sentence of this paragraph, to exercise available registration rights to effect the sale of such interests in a manner intended to maximize the value received consistent with the goal of disposing such securities in their entirety by November 2007. Following this time, if any securities remain in trust, the trustee will be obligated to dispose of them as quickly as possible, and in any event by May 2008. The trustee is also obligated, through November 2007, to effect various specified types of sale or monetization transactions with respect to the securities as may be proposed by us from time to time.

48	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Sale of QVC

In September 2003, we completed the sale to Liberty of all shares of QVC common stock held by a number of our direct wholly-owned subsidiaries for an aggregate value of approximately $7.7 billion, consisting of $4 billion principal amount of Liberty’s Floating Rate Senior Notes due 2006 (the “Liberty Notes”), $1.35 billion in cash and approximately 218 million shares of Liberty Series A common stock. The shares had a fair value on the closing date of $10.73 per share. As a condition of closing, some equity awards were required to be settled. The cost of settling the awards was included in the costs of the transaction. The consideration received, net of transaction costs, over our carrying value of the net assets of QVC resulted in a gain of approximately $3.290 billion, net of approximately $2.865 billion of related income taxes.

The results of operations of QVC prior to its disposition are included within income from discontinued operations, net of tax as follows:

Year Ended December 31 (Dollars in millions)	2003
Revenues	$2,915
Income before income taxes and minority interest	$496
Income tax expense	$184

For financial reporting purposes, the QVC transaction is presented as having occurred on September 1, 2003. As such, the 2003 period includes QVC operations through August 31, 2003, as reported to us by QVC.

Pro forma information reflecting our 2005, 2004 and 2003 transactions is not presented due to immateriality.

6. Investments

December 31 (Dollars in millions)	2005	2004
Fair value method
Cablevision	$120	$362
Discovery Holding Company	152	–
Liberty Media Corporation	787	1,098
Liberty Global	336	366
Microsoft	–	626
Sprint Nextel	614	656
Time Warner	994	–
Vodafone	54	540
Other	90	24
	3,147	3,672
Equity method, principally cable related	2,830	2,460
Cost method, principally TWC and Airtouch in 2005 and TWC, Time Warner and Airtouch in 2004	6,853	8,235
Total investments	12,830	14,367
Less: current investments	148	1,555
Non current investments	$12,682	$12,812

Fair Value Method

We hold unrestricted equity investments, which we account for as available for sale or trading securities, in publicly traded companies. Our investments in Discovery Holding Company (“Discovery” – see below), Liberty, Liberty Global, Inc., Microsoft, Sprint Nextel and Vodafone, and approximately 44% of our investment in Cablevision, are or were accounted for as trading securities. The net unrealized pre-tax gains on investments accounted for as available for sale securities as of December 31, 2005 and 2004, of $56 million and $26 million, respectively, have been reported in our consolidated balance sheet principally as a component of accumulated other comprehensive loss, net of related deferred income taxes of $19 million and $9 million, respectively.

The cost, fair value and unrealized gains and losses related to our available for sale securities are as follows:

December 31 (Dollars in millions)	2005	2004
Cost	$1,104	$65
Unrealized gains	62	26
Unrealized losses	(6)	–
Fair value	$1,160	$91

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	49

Proceeds from the sales of available for sale securities for the years ended December 31, 2005, 2004 and 2003 were $490 million, $67 million and $1.222 billion, respectively. Gross realized gains on these sales for the years ended December 31, 2005, 2004 and 2003 were $18 million, $10 million and $27 million, respectively.

As of December 31, 2004, we also held a series of option agreements (the “Microsoft Collars” and “Vodafone Collars”) with a single bank counterparty that limited our exposure to and benefits from price fluctuations in the Microsoft common stock and Vodafone ADRs. Certain Microsoft Collars and Vodafone Collars were recorded in investments at fair value, with unrealized gains or losses being recorded to investment income (loss), net. These unrealized gains or losses are or were substantially offset by the changes in the fair value of shares of Microsoft common stock and Vodafone ADRs.

During 2005 and 2004, we settled our obligations relating to all of our Cablevision and Microsoft exchangeable notes and certain of our Vodafone exchangeable notes (see Note 8) by delivering Cablevision shares, Microsoft shares and Vodafone ADRs to the counterparties, and the equity collar agreements related to the underlying securities were exercised (including all of those classified within investments described above).

In February 2005, we entered into a 10 year prepaid forward sale of approximately 2.7 million shares of Liberty Global Series A common stock for proceeds of $99 million.

In June 2005, we, through a majority owned partnership, entered into a seven year, seven month prepaid forward sale of approximately 5.1 million shares of Cablevision Class A Common Stock for proceeds of $114 million. We have designated the derivative component of the prepaid forward as a fair value hedge of the related Cablevision shares. Accordingly, the mark to market adjustment on the 56% of the Cablevision shares held by us and classified as available for sale securities will be recorded to investment income (loss), net over the term of the prepaid forward.

In July 2005, we received 10 million shares of Discovery Series A common stock in connection with the spin-off by Liberty of Discovery. We have classified all of the shares of Discovery Series A common stock that we received as trading securities recorded at fair value. All of these shares collateralize a portion of the 10 year prepaid forward sale of Liberty common stock that we entered into in December 2003 (see below).

In September 2005, we received approximately 7.7 million shares of Liberty Global Series C common stock in connection with Liberty Global’s special stock dividend. We have classified all of the shares of

Liberty Global Series C common stock that we received as trading securities recorded at fair value. As of December 31, 2005, all of these shares collateralize a portion of the 10 year prepaid forward sale of Liberty common stock that we entered into in December 2003 (see below) and the seven year, seven month prepaid forward sale of Liberty Global Series A common stock that we entered into in February 2005 (see above).

In June 2004, we received approximately 11 million shares of Liberty Global Series A common stock in connection with its spin-off by Liberty. In the spin-off, each share of Liberty Series A common stock received 0.05 shares of the new Liberty Global Series A common stock. Approximately 5 million of these shares collateralize a portion of the 10 year prepaid forward sale of Liberty Series A common stock that we entered into in December 2003 (see below). In December 2004, we sold 3 million shares of Liberty Global Series A common stock to Liberty in a private transaction for proceeds of $128 million.

During 2003, we sold all $4.0 billion principal amount of the Liberty Notes that we received in the sale of QVC for net proceeds of approximately $4.0 billion. In December 2003, we entered into a 10 year prepaid forward sale of 100 million shares of Liberty Series A common stock and received $894 million in cash. At maturity, the counterparty is entitled to receive Liberty, Liberty Global and Discovery Series A common stock, or an equivalent amount of cash at our option, based upon the market value of the underlying securities.

As of December 31, 2005 and 2004, approximately $1.496 billion and $2.681 billion, respectively, of our fair value method securities support our obligations under our exchangeable notes or prepaid forward contracts.

Equity Method

Our recorded investments exceed our proportionate interests in the book value of the investees’ net assets by $1.726 billion and $1.469 billion as of December 31, 2005 and 2004, respectively (principally related to our investments in Texas and Kansas City Cable Partners, L.P. (50% interest), Insight Midwest (50% interest), Susquehanna Communications (30% interest) and MGM (20% interest)). A portion of this basis difference has been attributed to franchise related customer relationships of some of the investees. This difference is amortized to equity in net income or loss of affiliates over a period of four years. As a result of the adoption of SFAS No. 142, we do not amortize the portion of the basis difference attributable to goodwill but will continue to test such excess for impairment in accordance with APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock.”

50	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

During 2004, we sold our 20% interest in DHC Ventures, LLC (“Discovery Health Channel”) to Discovery Communications, Inc. for approximately $149 million in cash and recognized a gain on the sale of approximately $94 million to other income.

Cost Method

As a result of the TWE restructuring, we retained a 21% economic stake in TWC. This investment is accounted for under the cost method because we do not have the ability to exercise significant influence over the operating and financial policies of TWC (see Note 5).

We hold two series of preferred stock of AirTouch Communications, Inc. (“AirTouch”), a subsidiary of Vodafone, that are recorded at $1.437 billion and $1.423 billion as of December 31, 2005 and 2004, respectively. The dividend and redemption activity of the AirTouch preferred stock is tied to the dividend and redemption payments associated with substantially all of the preferred shares issued by one of our consolidated subsidiaries, which is a VIE. The subsidiary has three series of preferred stock outstanding with an aggregate redemption value of $1.750 billion. Substantially all of the preferred shares are redeemable in April 2020 at a redemption value of $1.650 billion, with one of the series bearing a 9.08% dividend rate. The two redeemable series of subsidiary preferred shares are recorded at $1.437 billion and $1.428 billion, and such amounts are included in other noncurrent liabilities as of December 31, 2005 and 2004, respectively. The non-redeemable series of subsidiary preferred shares is recorded at $100 million as of both December 31, 2005 and 2004, and such amounts are included in minority interest.

In connection with the Broadband acquisition, we acquired an indirect interest in CC VIII, LLC, a cable joint venture with Charter Communications, Inc. In April 2002, AT&T exercised its rights to cause Paul G. Allen, Charter’s Chairman, or his designee to purchase this indirect interest. In June 2003, Paul Allen purchased our interest in CC VIII for $728 million in cash. We accounted for the sale of our interest in CC VIII at fair value with no gain or loss recognized.

Investment Income (Loss), Net

Investment income (loss), net includes the following:

Year ended December 31
(Dollars in millions)	2005	2004	2003
Interest and dividend income	$112	$160	$166
Gains on sales and exchanges of investments, net	17	45	28
Investment impairment losses	(3)	(16)	(72)
Unrealized gains (losses) on trading securities and hedged items	(259)	378	965
Mark to market adjustments on derivatives related to trading securities and hedged items	206	(120)	(818)
Mark to market adjustments on derivatives	16	25	(353)
Investment income (loss), net	$89	$472	$(84)

7. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by business segment (see Note 14) for the periods presented are as follows:

(Dollars in millions)	Cable	Content	Corporate and Other	Total
Balance, December 31, 2003	$13,891	$774	$176	$14,841
Purchase price allocation adjustments	(964)	–	4	(960)
Acquisitions	71	50	18	139
Balance, December 31, 2004	12,998	824	198	14,020
Purchase price allocation adjustments	(50)	89	–	39
Acquisitions	45	53	61	159
Balance, December 31, 2005	$12,993	$966	$259	$14,218

During 2004, the decrease to goodwill relates to the settlement or adjustment of various liabilities associated with the Broadband acquisition.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	51

The gross carrying amount and accumulated amortization of our intangible assets subject to amortization are as follows:

	2005		2004
December 31 (Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise related customer relationships	$3,414	$(2,809)	$3,408	$(2,030)
Cable and satellite television distribution rights	1,333	(685)	1,388	(530)
Cable franchise renewal costs and contractual operating rights	899	(226)	882	(188)
Computer software	877	(257)	540	(110)
Patents and other technology rights	214	(36)	105	(11)
Programming costs and rights	772	(520)	560	(371)
Other agreements and rights	427	(243)	420	(212)
	$7,936	$(4,776)	$7,303	$(3,452)

Estimated amortization expense for each of the next five years is as follows:

(Dollars in millions)
2006	$960
2007	648
2008	408
2009	341
2010	270

8. Long Term Debt

December 31	Weighted Average Interest Rate at
(Dollars in millions)	December 31, 2005	2005	2004
Exchangeable notes, due 2005–2007	4.90%	$46	$1,699
Commercial paper	4.45%	549	320
Senior notes, due 2005–2097	7.18%	20,993	19,781
Senior subordinated notes, due 2006–2012	10.58%	349	363
ZONES due 2029	2.00%	752	708
Debt supporting Trust Preferred Securities, due 2027	9.65%	284	285
Other, including capital lease obligations	–	398	436
		23,371	23,592
Less: current portion		1,689	3,499
Long term debt		$21,682	$20,093

As of December 31, 2005, maturities of long term debt outstanding were as follows:

(Dollars in millions)
2006	$1,689
2007	779
2008	1,476
2009	1,002
2010	1,700
Thereafter	16,725

Guarantee Structures

Comcast Corporation (our parent corporation) and a number of our wholly-owned subsidiaries that hold substantially all of our cable assets have unconditionally guaranteed each other’s debt securities and indebtedness for borrowed money, including amounts outstanding under the $5.0 billion new credit facility. As of December 31, 2005, $21.662 billion of our debt was included in this cross-guarantee structure.

Comcast Holdings Corporation (“Comcast Holdings”), our wholly-owned subsidiary, is not part of the cross-guarantee structure. In September 2005, Comcast Corporation unconditionally guaranteed Comcast Holdings’ ZONES due October 2029 and its 10 5/8% Senior Subordinated Debentures due 2012, which totaled $716 million as of December 31, 2005. The Comcast Holdings guarantee is subordinate to the guarantees under the cross-guarantee structure.

Senior Notes Offerings

In June 2005, we issued $1.5 billion of senior notes consisting of $750 million of 4.95% notes due 2016 and $750 million of 5.65% senior notes due 2035. We used the net proceeds of this offering for working capital and general corporate purposes, including repayment of existing indebtedness.

52	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

In November 2005, we issued $2.25 billion of senior notes consisting of $500 million of 5.45% notes due 2010, $750 million of 5.85% notes due 2015 and $1.0 billion of 6.50% notes due 2035. We used the net proceeds of this offering for working capital and general corporate purposes, including repayment of commercial paper obligations.

Commercial Paper

In June 2004, we entered into a commercial paper program to provide a lower cost borrowing source of liquidity to fund our short-term working capital requirements. The program allows for a maximum of $2.25 billion of commercial paper to be issued at any one time. Our revolving bank credit facility supports this program. Amounts outstanding under the program are classified as long term in our consolidated balance sheet because we have both the ability and the intent to refinance these obligations, if necessary, on a long term basis with amounts available under our revolving bank credit facility.

Revolving Bank Credit Facility

In October 2005, we refinanced our existing $4.5 billion revolving credit facility that we entered into in January 2004, by entering into a new, 5-year, $5.0 billion revolving credit facility (the “new credit facility”) with a syndicate of banks. The new credit facility provides additional flexibility under our financial covenants and expires in October 2010. The Base Rate, chosen at our option, is either London Interbank Offered Rate (“LIBOR”) or the greater of the prime rate or the Federal Funds rate plus 0.5%. The borrowing margin at December 31, 2005, is based on our senior unsecured debt ratings. The interest rate for borrowings under this revolver is LIBOR plus 0.35% based on our current credit ratings. The terms of the 2005 facility were substantially the same as the 2004 facility.

Lines and Letters of Credit

As of December 31, 2005, we and certain of our subsidiaries had unused lines of credit totaling $4.105 billion under these respective credit facilities.

As of December 31, 2005, we and certain of our subsidiaries had unused irrevocable standby letters of credit totaling $385 million to cover potential fundings under various agreements.

Redemption of Senior Notes

In August 2005, we redeemed our 9.5% Senior Notes due 2013 with an aggregate principal amount of $525 million at a premium of 4.75% over par and recorded a $46 million gain on the early termination as a reduction to interest expense. This repayment was financed with borrowings under our commercial paper program and available cash.

Notes Exchangeable into Common Stock

We have or had outstanding exchangeable notes (the “Exchangeable Notes”) that are mandatorily redeemable at our option into shares of: Cablevision Class A common stock or its cash equivalent; Microsoft common stock or its cash equivalent; Vodafone ADRs, the cash equivalent, or a combination of cash and Vodafone ADRs; and our Class A Special common stock or its cash equivalent. The maturity value of the Exchangeable Notes varies based upon the fair market value of the security to which it is indexed. Our Exchangeable Notes are collateralized by our investments in Cablevision, Microsoft and Vodafone, respectively, and the Comcast Class A Special common stock held in treasury (see Note 6).

During 2005, 2004 and 2003, we settled an aggregate of $1.380 billion, $2.359 billion and $1.213 billion face amount, respectively, of our obligations relating to our Exchangeable Notes by delivering the underlying Cablevision and Microsoft shares and Vodafone ADRs to the counterparties upon maturity of the instruments, and the equity collar agreements related to the underlying securities were exercised. These transactions represented non-cash investing and financing activities and had no effect on our statement of cash flows due to their non-cash nature.

During 2005 and 2004, we settled an aggregate of $329 million and $847 million face amount, respectively, of notes exchangeable into Comcast common stock prior to their scheduled maturity dates by paying $253 million and $609 million, respectively, in cash and the settlement of the related equity collar agreements. Interest expense for 2004 includes $31 million, related to the early redemption of these obligations.

ZONES

At maturity, holders of our 2.0% Exchangeable Subordinated Debentures due 2029 (the “ZONES”) are entitled to receive in cash an amount equal to the higher of the principal amount of the ZONES of $1.807 billion or the market value of 24,124,398 shares of Sprint Nextel common stock. Prior to maturity, each ZONES is exchangeable at the holder’s option for an amount of cash equal to 95% of the market value of one share of Sprint Nextel common stock.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	53

We separated the accounting for the Exchangeable Notes and the ZONES into derivative and debt components. We record the change in the fair value of the derivative component of the Exchangeable Notes and the ZONES (see Note 6) and the change in the carrying value of the debt component of the Exchangeable Notes and the ZONES as follows:

Year ended December 31, 2005 (Dollars in millions)	Exchangeable Notes	ZONES
Balance at Beginning of Year:
Debt component	$1,758	$540
Derivative component	(59)	168
Total	1,699	708
Decrease in debt component due to maturities and redemptions	1,708	–
Change in debt component to interest expense	(1)	28
Change in derivative component due to settlements	55	–
Change in derivative component to investment income (loss), net	1	16
Balance at End of Year:
Debt component	49	568
Derivative component	(3)	184
Total	$46	$752

Interest Rates

Excluding the derivative component of the Exchangeable Notes and the ZONES whose changes in fair value are recorded to investment income (loss), net, our effective weighted average interest rate on our total debt outstanding was 7.32% and 7.38% as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, accrued interest was $422 million and $444 million, respectively.

Interest Rate Risk Management

We are exposed to the market risk of adverse changes in interest rates. To manage the volatility relating to these exposures, our policy is to maintain a mix of fixed and variable rate debt and to enter into various interest rate derivative transactions as described below.

Using swaps, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount Rate locks are sometimes used to hedge the risk that the cash flows related to the interest payments on an anticipated issuance or assumption of fixed rate debt may be adversely affected by interest rate fluctuations.

The following table summarizes the terms of our existing swaps:

(Dollars in millions)	Notional Amount	Maturities	Average Pay Rate	Average Receive Rate	Estimated Fair Value
As of December 31, 2005
Fixed to Variable Swaps	$3,600	2006–2014	6.5%	6.0%	$(97)
As of December 31, 2004
Variable to Fixed Swaps	$488	2005	7.6%	3.0%	$8
Fixed to Variable Swaps	$3,900	2006–2027	4.6%	6.3%	$9

The notional amounts of interest rate instruments, as presented in the above table, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The estimated fair value approximates the proceeds or payments to settle the outstanding contracts. Swaps and rate locks represent an integral part of our interest rate risk management program. During 2005 and 2004, we decreased our interest expense by approximately $16 million and $66 million, respectively, through our interest rate risk management program. Our interest rate derivative financial instruments did not have a significant effect on interest expense for the year ended December 31, 2003.

We have entered into rate locks to hedge the risk that the cash flows related to the interest payments on an anticipated issuance or assumption of fixed rate debt may be adversely affected by interest-rate fluctuations. Upon the issuance or assumption of fixed rate debt, the value of the rate locks is being recognized as an adjustment to interest expense, similar to a deferred financing cost, over the same period in which the related interest costs on the debt are recognized in earnings (approximately 12 years remaining). The unrealized pre-tax losses on cash flow hedges as of December 31, 2005 and 2004, of $203 million and $196 million, respectively, have been reported in our balance sheet as a component of accumulated other comprehensive loss, net of related deferred income taxes of $71 million and $69 million, respectively.

54	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Estimated Fair Value

Our debt had estimated fair values of $25.305 billion and $26.459 billion as of December 31, 2005 and 2004, respectively. The estimated fair value of our publicly traded debt is based on quoted market prices for that debt. Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

Debt Covenants

Some of our and our subsidiaries’ loan agreements require that we maintain financial ratios based on debt, interest and operating income before depreciation and amortization, as defined in the agreements. We were in compliance with all financial covenants for all periods presented.

9. Pension, Postretirement and Other Employee Benefit Plans

We sponsor two former Broadband pension plans that together provide benefits to substantially all former Broadband employees. Future benefits for both plans have been frozen, except for some union groups and some change-in-control payments.

Our postretirement medical benefits cover substantially all of our employees who meet certain age and service requirements. The majority of eligible employees participate in the Comcast Post-Retirement Healthcare Stipend Program (the “Stipend Plan”), and a small number of eligible employees participate in legacy plans of acquired companies. The Stipend Plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Based on the benefit design of the Stipend Plan, we are not exposed to the cost of increasing healthcare, since the amounts under the Stipend Plan are fixed at a predetermined amount.

The following table provides condensed information relating to our pension benefits and postretirement benefits for the periods presented:

	2005		2004
Year Ended December 31 (Dollars in millions)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Net periodic benefit cost	$8	$25	$9	$23
Benefit obligation	$194	$247	$189	$207
Fair value of plan assets	$98	$–	$72	$–
Plan funded status and recorded benefit obligation	$(96)	$(236)	$(117)	$(215)
Discount rate	5.50%	5.75%	5.75%	6.00%
Expected return on plan assets	7.00%	N/A	7.00%	N/A

We sponsor various retirement investment plans that allow eligible employees to contribute a portion of their compensation through payroll deductions in accordance with specified guidelines. We match a percentage of the employees’ contributions up to certain limits. Expenses related to these plans amounted to $115 million, $100 million and $85 million for the years ended December 31, 2005, 2004 and 2003, respectively.

We also maintain unfunded, non-qualified deferred compensation plans, which were created for key executives, other members of management and non-employee directors (each a “Participant”).

The amount of compensation deferred by each Participant is based on Participant elections. Account balances of Participants are credited with income based generally on a fixed annual rate of interest. Participants will be eligible to receive distributions of the amounts credited to their account balance based on elected deferral periods that are consistent with the plans and applicable tax law. Interest expense recognized under the plans totaled $40 million, $33 million and $22 million for the years ended December 31, 2005, 2004 and 2003, respectively. The unfunded obligation of the plans total $469 million and $396 million as of December 31, 2005 and 2004, respectively.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	55

10. Stockholders’ Equity

Preferred Stock

We are authorized to issue, in one or more series, up to a maximum of 20 million shares of preferred stock. We can issue the shares with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or related rights as our board of directors shall from time to time fix by resolution.

Common Stock

Our Class A Special common stock is generally nonvoting. Holders of our Class A common stock in the aggregate hold 66 2/3% of the aggregate voting power of our common stock. The number of votes that each share of our Class A common stock will have at any given time will depend on the number of shares of Class A common stock and Class B common stock then outstanding. Each share of our Class B common stock is entitled to 15 votes, and all shares of our Class B common stock in the aggregate have 33 1/3% of the voting power of all of our common stock. The 33 1/3% aggregate voting power of our Class B common stock will not be diluted by additional issuances of any other class of our common stock. Our Class B common stock is convertible, share for share, into Class A or Class A Special common stock, subject to certain restrictions.

Board-Authorized Share Repurchase Program

During 2005 and 2004, we repurchased approximately 79.1 million and 46.9 million shares, respectively, of our Class A Special common stock for aggregate consideration of $2.290 billion and $1.328 billion, respectively, pursuant to our Board-authorized share repurchase program.

In January 2006, our Board authorized the repurchase of an additional $5 billion of Class A or Class A Special common stock under our share repurchase program. The maximum dollar value of shares that may be repurchased under the program is approximately $5.356 billion after the January 2006 authorization. We expect repurchases to continue from time to time in the open market or in private transactions, subject to market conditions.

The following table summarizes our share activity for the three years ended December 31, 2005:

Common Stock	Class A	Class A Special	Class B
Balance, January 1, 2003	1,355,373,648	883,343,590	9,444,375
Stock compensation plans	1,451,469	1,807,358	–
Employee Stock Purchase Plan	695,440	137,085	–
Repurchases of common stock	–	(845,000)	–
Balance, December 31, 2003	1,357,520,557	884,443,033	9,444,375
Stock compensation plans	1,024,856	5,435,772	–
Employee Stock Purchase Plan	1,134,951	–	–
Repurchases of common stock	–	(46,934,235)	–
Balance, December 31, 2004	1,359,680,364	842,944,570	9,444,375
Stock compensation plans	2,391,154	1,983,635	–
Employee Stock Purchase Plan	1,295,800	–	–
Repurchases of common stock	–	(79,120,291)	–
Balance, December 31, 2005	1,363,367,318	765,807,914	9,444,375

Stock Based Compensation Plans

As of December 31, 2005, we and our subsidiaries have several stock based compensation plans for certain employees, officers and directors. These plans are described below.

Comcast Option Plans

We maintain stock option plans for certain employees and directors under which fixed price stock options are granted and the option price is generally not less than the fair value of a share of the underlying stock at the date of grant (collectively, the “Comcast Option Plans”). Under the Comcast Option Plans, approximately 175 million shares of our Class A and Class A Special common stock were reserved for issuance upon the exercise of options, including those outstanding as of December 31, 2005. Option terms are generally 10 years, with options generally becoming exercisable between two and nine and one half years from the date of grant.

56	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

The following table summarizes the activity of the Comcast Option Plans:

	2005		2004		2003
(Options in thousands)	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Class A Common Stock
Outstanding at beginning of year	82,344	$36.99	85,151	$39.28	63,575	$43.31
Granted	10,291	33.16	16,190	29.86	25,206	28.84
Exercised	(1,948)	23.23	(986)	19.51	(1,264)	20.44
Forfeited, expired, cancelled or repurchased	(9,860)	35.58	(18,011)	42.37	(2,366)	47.14

Outstanding at end of year	80,827	37.09	82,344	36.99	85,151	39.28

Exercisable at end of year	45,157	42.72	43,284	44.36	56,110	44.90

Class A Special Common Stock
Outstanding at beginning of year	55,238	$30.67	60,464	$29.43	64,890	$28.57
Exercised	(2,362)	12.17	(4,207)	11.53	(3,176)	8.92
Forfeited, expired, cancelled or repurchased	(1,577)	36.66	(1,019)	35.53	(1,250)	36.19

Outstanding at end of year	51,299	31.35	55,238	30.67	60,464	29.43

Exercisable at end of year	44,771	31.64	48,394	31.20	29,212	25.26

The following table summarizes information about the options outstanding under the Comcast Option Plans as of December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (Options in thousands)	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Class A Common Stock
$ 5.43–$13.05	993	1.0 year	$10.31	993	$10.31
$16.11–$27.74	20,598	6.6 years	26.40	10,052	25.97
$27.76–$33.73	27,701	7.3 years	30.86	9,790	32.05
$33.83–$45.07	15,662	5.1 years	36.20	8,449	38.05
$45.08–$60.89	9,592	3.1 years	55.52	9,592	55.52
$60.90–$89.85	6,281	3.4 years	77.98	6,281	77.98

	80,827			45,157
Class A Special Common Stock
$ 7.56–$14.94	3,169	1.5 years	$12.24	3,169	$12.24
$16.94–$25.83	11,291	3.5 years	18.49	8,521	17.90
$27.04–$35.49	15,384	4.9 years	34.07	13,870	34.08
$35.53–$43.81	20,041	4.8 years	38.16	17,797	38.25
$45.94–$53.13	1,414	4.0 years	50.48	1,414	50.48

	51,299			44,771

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	57

Stock Option Liquidity Program

During 2004, we repurchased 11.1 million options from various non-employee holders of stock options under a stock option liquidity program, targeted primarily to former Broadband employees. The former option holders received $37 million for their options under the program. Our financial counterparty in connection with the stock option liquidity program funded the cost of the program through the simultaneous purchase by the counterparty of new stock options from us that had similar economic terms as the options being purchased by us from the option holders. As a result, 9.7 million options remain outstanding, with a weighted average exercise price of $40.53 per share, and expire over the course of the next 7 years. These options are excluded from options outstanding in the preceding tables at dates subsequent to this transaction.

Other Stock Based Compensation Plans

We maintain a restricted stock plan under which certain employees may be granted restricted share or unit awards in our Class A or Class A Special common stock (the “Restricted Stock Plan”). The awards vest annually, generally over a period not to exceed five years from the date of the award, and do not have voting rights.

The following table summarizes the activity of the Restricted Stock Plan:

Year Ended December 31
(Shares in thousands)	2005	2004	2003
Class A Common Stock
Awards outstanding at beginning of year	2,536	312	150
Granted	4,024	2,490	197
Awards vested and shares issued	(459)	(167)	(35)
Forfeited or cancelled	(243)	(99)	–
Awards outstanding at end of year	5,858	2,536	312
Class A Special Common Stock
Awards outstanding at beginning of year	392	573	763
Awards vested and shares issued	(172)	(175)	(167)
Forfeited or cancelled	(16)	(6)	(23)
Awards outstanding at end of year	204	392	573
Weighted average fair value per share at grant date	$33.19	$31.09	$30.85
Compensation expense (in millions)	$57	$33	$8

We also maintain a deferred stock option plan for certain employees and directors that provided the optionees with the opportunity to defer the receipt of shares of our Class A or Class A Special common stock which would otherwise be deliverable upon exercise by the optionees of their stock options. As of December 31, 2005, 1.7 million shares of Class A Special common stock were issuable under exercised options, the receipt of which was irrevocably deferred by the optionees pursuant to our deferred stock option plan.

11. Income Taxes

We join with our 80% or more owned subsidiaries in filing consolidated federal income tax returns. E! Entertainment files separate consolidated federal income tax returns. Income tax (expense) benefit consists of the following components:

Year Ended December 31
(Dollars in millions)	2005	2004	2003
Current (expense) benefit
Federal	$(624)	$(90)	$846
State	(126)	(205)	(10)
	(750)	(295)	836
Deferred (expense) benefit
Federal	(86)	(589)	(886)
State	(97)	58	66
	(183)	(531)	(820)
Income tax (expense) benefit	$(933)	$(826)	$16

Our effective income tax (expense) benefit differs from the federal statutory amount because of the effect of the following items:

Year Ended December 31
(Dollars in millions)	2005	2004	2003
Federal tax at statutory rate	$(658)	$(634)	$48
State income taxes, net of federal benefit	(144)	(96)	37
Non-deductible losses from joint ventures and equity in net losses of affiliates	(24)	(9)	23
Adjustments to prior year income tax accrual and related interest	(69)	(82)	(90)
Other	(38)	(5)	(2)
Income tax (expense) benefit	$(933)	$(826)	$16

58	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Our net deferred tax liability consists of the following components:

December 31
(Dollars in millions)	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$331	$483
Differences between book and tax basis of long term debt	191	221
Non-deductible accruals and other	904	956
	1,426	1,660
Deferred tax liabilities:
Differences between book and tax basis of property and equipment and intangible assets	$23,712	$23,414
Differences between book and tax basis of investments	4,442	4,855
Differences between book and tax basis of indexed debt securities	644	566
	28,798	28,835
Net deferred tax liability	$27,372	$27,175

We recorded an increase (decrease) of $2 million, $(12) million and $3 million to net deferred income tax liabilities in 2005, 2004 and 2003, respectively, in connection with unrealized gains (losses) on marketable securities and cash flow hedges that are included in accumulated other comprehensive income (loss).

Net deferred tax liabilities included in current liabilities are related primarily to our current investments. We have federal net operating loss carryforwards of $146 million and various state carryforwards that expire in periods through 2025. The determination of the state net operating loss carryforwards is dependent upon the subsidiaries’ taxable income or loss, apportionment percentages and other respective state laws, which can change from year to year and impact the amount of such carryforward.

In 2005, 2004 and 2003, income tax benefits attributable to employee stock option transactions of approximately $35 million, $80 million and $19 million, respectively, were allocated to stockholders’ equity.

In the ordinary course of business, our tax returns, including those of acquired subsidiaries, are subject to examination by various taxing authorities.

In December 2004, the Internal Revenue Service concluded an examination of the tax returns of MediaOne Group, Inc., a subsidiary acquired with Broadband, for the period of 1996 through 2000. We received a notice of adjustment disallowing certain deductions, principally a $1.5 billion breakup fee paid by MediaOne in 1999. The National Office of the IRS has issued a Technical Advice Memorandum that is adverse to us. In January 2006, we met with mediators in an attempt to resolve the issue with the IRS, without success. We do not agree with the adjustment and upon receipt of a final assessment, we intend to file an appeal. In November 2005 we made a payment of $557 million to reduce the accruing of interest on the pending assessment. If we are successful in part or full, all or some of the funds would be refundable. If the IRS prevails, there would be no material effect on our consolidated results of operations for any period.

During 2005, the IRS proposed the disallowance of non-cash interest deductions taken on the ZONES (see Note 8). The National Office of the IRS has issued a Technical Advice Memorandum that is adverse to us. We have recognized a cumulative federal tax benefit of $449 million through December 31, 2005, which will reverse and become payable upon the maturity or retirement of the ZONES; we have recorded this amount as a deferred tax liability. If the IRS’s position is sustained, the income tax benefits previously recognized would be disallowed, and interest would be assessed on amounts disallowed. Accordingly, the amounts recorded as deferred taxes would become payable. We do not agree with the IRS’s position and have appealed. If the IRS prevails there would be no material effect on our consolidated results of operations for any period.

Other examinations of our tax returns may result in future tax and interest assessments by these taxing authorities, and we have accrued a liability when we believe that it is probable that we will be assessed. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position but could possibly be material to our consolidated results of operations or cash flows of any one period.

12. Statement of Cash Flows – Supplemental Information

The following table summarizes our cash payments for interest and income taxes:

Year Ended December 31
(Dollars in millions)	2005	2004	2003
Interest	$1,809	$1,898	$2,053
Income taxes	$1,137	$205	$945

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	59

During 2005, we:

>

Acquired $170 million of intangible assets and incurred a corresponding liability in connection with the formation of the ventures in the Motorola transaction, which is considered a non-cash investing and financing activity.

>	Acquired an equity method investment with a fair value of $91 million and incurred a corresponding liability which is considered a non-cash investing and financing activity.

>

Acquired an additional equity interest with a fair value of $45 million in one of our equity method investments and recorded a liability for a corresponding amount in connection with our achievement of certain subscriber launch milestones, which is considered a non-cash investing and operating activity.

>	Settled through non-cash financing and investing activities approximately $1.347 billion related to our Exchangeable Notes (see Note 8).

During 2004, we:

>	Received federal income tax refunds of approximately $591 million.

>	Settled through non-cash financing and investing activities approximately $1.944 billion related to our Exchangeable Notes (see Note 8).

>	Acquired cable systems through the assumption of $68 million of debt, which is considered a non-cash investing and financing activity.

>	Issued shares of G4 with a value of approximately $70 million in connection with the acquisition of TechTV (see Note 5), which is considered a non-cash financing and investing activity.

>	Received non-cash consideration of approximately $475 million in connection with the Liberty Exchange Agreement (see Note 5), which is considered a non-cash investing activity.
.

During 2003, we:

>	Settled through non-cash financing and investing activities approximately $1.353 billion related to our Exchangeable Notes (see Note 8).

>	Received 218 million Liberty shares and $4 billion of Liberty Notes in connection with the sale of QVC, which are non-cash investing activities (see Note 5).

13. Commitments and Contingencies

Commitments

Our cable networks have entered into license agreements for programs and sporting events that are available for telecast. In addition, we, through Comcast Spectacor, have employment agreements with both players and coaches of our professional sports teams. Certain of these employment agreements, which provide for payments that are guaranteed regardless of employee injury or termination, are covered by disability insurance if certain conditions are met.

Certain of our subsidiaries support debt compliance with respect to obligations of certain cable television partnerships and investments in which we hold an ownership interest (see Note 6). The obligations expire between March 2007 and September 2010. Although there can be no assurance, we believe that we will not be required to meet our obligations under such commitments. The total notional amount of our commitments was $1.021 billion as of December 31, 2005, at which time there were no quoted market prices for similar agreements.

The following table summarizes our minimum annual commitments under program license agreements and our minimum annual rental commitments for office space, equipment and transponder service agreements under noncancelable operating leases as of December 31, 2005:

(Dollars in millions)	Program License Agreements	Operating Leases	Total
2006	$284	$202	$486
2007	262	167	429
2008	189	162	351
2009	189	140	329
2010	195	109	304
Thereafter	1,611	625	2,236

60	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

The following table summarizes our rental expense charged to operations:

Year Ended December 31
(Dollars in millions)	2005	2004	2003
Rental expense	$221	$194	$157

Contingencies

We and the minority owner group in Comcast Spectacor each have the right to initiate an “exit” process under which the fair market value of Comcast Spectacor would be determined by appraisal. Following such determination, we would have the option to acquire the 24.3% interest in Comcast Spectacor owned by the minority owner group based on the appraised fair market value. In the event we do not exercise this option, we and the minority owner group would then be required to use our best efforts to sell Comcast Spectacor. This exit process includes the minority owner group’s interest in Comcast SportsNet.

We hold 39.7% of our 60.5% interest in E! through Comcast Entertainment Holdings, LLC (“Entertainment Holdings”), which is owned 50.1% by us and 49.9% by The Walt Disney Company (“Disney”). We own an additional 20.8% direct interest in E!. Under a limited liability company agreement between us and Disney, we control E!’s operations. Under the agreement, Disney is entitled to trigger a potential exit process in which Entertainment Holdings would have the right to purchase Disney’s entire interest in Entertainment Holdings at its then fair market value (as determined by an appraisal process). If Disney exercises this right within a specified time period and Entertainment Holdings elects not to purchase Disney’s interest, Disney then has the right to purchase, at appraised fair market value, either our entire interest in Entertainment Holdings or all of the shares of stock of E! held by Entertainment Holdings. In the event that Disney exercises its right and neither Disney’s nor our interest is purchased, Entertainment Holdings will continue to be owned as it is today, as if the exit process had not been triggered.

A minority owner of G4 is entitled to trigger an exit process whereby on May 10, 2009 (the fifth anniversary of the closing date), and each successive anniversary of the closing date or the occurrence of certain other defined events, G4 would be required to purchase the minority owner’s 15% interest at fair market value (as determined by an appraisal process). The minority owners in certain of our technology development ventures also have rights to trigger an exit process after a certain period of time based on the fair value of the entities at the time the exit process is triggered.

At Home Cases

Litigation has been filed against us as a result of our alleged conduct with respect to our investment in and distribution relationship with At Home Corporation. At Home was a provider of high-speed Internet services that filed for bankruptcy protection in September 2001. Filed actions are: (i) class action lawsuits against us, Brian L. Roberts (our Chairman and Chief Executive Officer and a director), AT&T (the former controlling shareholder of At Home and also a former distributor of the At Home service) and others in the Superior Court of San Mateo County, California, alleging breaches of fiduciary duty in connection with transactions agreed to in March 2000 among At Home, AT&T, Cox (Cox is also an investor in At Home and a former distributor of the At Home service) and us; (ii) class action lawsuits against us, AT&T and others in the United States District Court for the Southern District of New York, alleging securities law violations and common law fraud in connection with disclosures made by At Home in 2001; and (iii) a lawsuit brought in the United States District Court for the District of Delaware in the name of At Home by certain At Home bond-holders against us, Brian L. Roberts, Cox and others, alleging breaches of fiduciary duty relating to the March 2000 transactions and seeking recovery of alleged short swing profits of at least $600 million, pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), purported to have arisen in connection with certain transactions relating to At Home stock, effected pursuant to the March 2000 agreements.

The actions in San Mateo County, California (item (i) above), have been stayed by the United States Bankruptcy Court for the Northern District of California, the court in which At Home filed for bankruptcy, as violating the automatic bankruptcy stay. The decision to stay the actions was affirmed by the District Court and the Court of Appeals for the Ninth Circuit. In the Southern District of New York actions (item (ii) above), the court has dismissed the common law fraud claims against all defendants, leaving only the securities law claims. In a subsequent decision, the court limited the remaining claims against us and Mr. Roberts to disclosures that are alleged to have been made by At Home prior to August 28, 2000. In March 2005 the court certified a class of all purchasers of publicly traded At Home stock between March 28, 2000, and September 28, 2001. Plaintiffs have moved to amend the complaint so as to move the commencement of the class period back to November 9, 1999. We are opposing this

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	61

amendment and have also moved to dismiss the complaint for failure to properly allege loss causation. The Delaware case (item (iii) above) was transferred to the United States District Court for the Southern District of New York. The court dismissed the Section 16(b) claims against us for failure to state a claim and the breach of fiduciary duty claim for lack of federal jurisdiction. The plaintiffs have appealed the decision dismissing the Section 16(b) claims and have recommenced the breach of fiduciary duty claim in Delaware Chancery Court. We have filed a motion to dismiss the Chancery Court claim.

Under the terms of the Broadband acquisition, we are contractually liable for 50% of any liabilities of AT&T relating to certain At Home litigation. For litigation in which we are contractually liable for 50% of any liabilities, AT&T will be liable for the other 50%. In addition to the actions against AT&T described in items (i), (ii) and (iii) above (in which we are also a defendant), such litigation matters included two additional actions brought by At Home’s bondholders’ liquidating trust against AT&T (and not naming us): (i) a lawsuit filed against AT&T and certain of its senior officers in Santa Clara, California state court alleging various breaches of fiduciary duties, misappropriation of trade secrets and other causes of action and (ii) an action filed against AT&T in the District Court for the Northern District of California alleging that AT&T infringes an At Home patent by using its broadband distribution and high-speed Internet backbone networks and equipment. In May 2005, At Home bondholders’ liquidating trust and AT&T agreed to settle these two actions. Pursuant to the settlement, AT&T agreed to pay $340 million to the bondholders’ liquidating trust. The settlement was approved by the Bankruptcy Court, and these two actions were dismissed. As a result of the settlement by AT&T, we recorded a $170 million charge to other income (expense), reflecting our portion of the settlement amount to AT&T, in our first quarter 2005 financial results. In May 2005, we paid $170 million representing our share of the settlement amount, and we have classified such payment as an operating activity in our 2005 statement of cash flows.

We deny any wrongdoing in connection with the claims that have been made directly against us, our subsidiaries and Brian L. Roberts, and are defending all of these claims vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

AT&T – Wireless and Common Stock Cases

Under the terms of the Broadband acquisition, we are potentially responsible for a portion of the liabilities arising from two purported securities class action lawsuits brought against AT&T and others and consolidated for pre-trial purposes in the United States District Court for the District of New Jersey. These lawsuits assert claims under Section 11 and Section 12(a)(2) of the Securities Act of 1933, as amended, and Section 10(b) of the Exchange Act.

The first lawsuit, for which our portion of any loss is up to 15%, alleges that AT&T made material misstatements and omissions in the Registration Statement and Prospectus for the AT&T Wireless initial public offering (“Wireless Case”). In March 2004, the plaintiffs, and AT&T and the other defendants, moved for summary judgment in the Wireless Case. The New Jersey District Court denied the motions and the Judicial Panel on Multidistrict Litigation remanded the cases for trial to the United States District Court for the Southern District of New York, where they had originally been brought. A trial date has been set for April 19, 2006. We and AT&T believe that AT&T has meritorious defenses in the Wireless Case, and it is being vigorously defended.

The second lawsuit, for which our portion of any loss is 50%, alleges that AT&T knowingly provided false projections relating to AT&T common stock (“Common Stock Case”). In October 2004, the plaintiffs, and AT&T and the other defendants, agreed to settle the Common Stock Case for $100 million. Some class members have objected to the amount and apportionment of the fees of class counsel and have appealed to the Third Circuit Court of Appeals. In May 2005, we paid $50 million representing our share of the settlement amount and we have classified such payment as an operating activity in our statement of cash flows.

In connection with the Broadband acquisition, we recorded an estimate of the fair value of the potential liability associated with both the Wireless and Common Stock cases. As a result of the settlement reached during the fourth quarter of 2004, we reduced the fair value

62	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

liability in the Common Stock Case by $250 million, which has been recognized in other income in our 2004 statement of operations.

AT&T – TCI Cases

In June 1998, the first of a number of purported class action lawsuits was filed by then-shareholders of Tele-Communications, Inc. (“TCI”) Series A TCI Group Common Stock (“Common A”) against AT&T and the directors of TCI relating to the acquisition of TCI by AT&T. A consolidated amended complaint combining the various different actions was filed in February 1999 in the Delaware Court of Chancery. The consolidated amended complaint alleges that former members of the TCI board of directors breached their fiduciary duties to Common A shareholders by agreeing to transaction terms whereby holders of the Series B TCI Group Common Stock received a 10% premium over what Common A shareholders received in connection with the transaction. The complaint further alleges that AT&T aided and abetted the TCI directors’ breach of their fiduciary duties.

In connection with the TCI acquisition, which was completed in early 1999, AT&T agreed under certain circumstances to indemnify TCI’s former directors for certain losses, expenses, claims or liabilities, potentially including those incurred in connection with this action. In connection with the Broadband acquisition, we agreed to indemnify AT&T for certain losses, expenses, claims or liabilities. Those losses and expenses potentially include those incurred by AT&T in connection with this action, both as a defendant and in connection with any obligation that AT&T may have to indemnify the former TCI directors for liabilities incurred as a result of the claims against them.

In July 2003, the Delaware Court of Chancery granted AT&T’s motion to dismiss on the ground that the complaint failed to adequately plead AT&T’s “knowing participation,” as required to state a claim for aiding and abetting a breach of fiduciary duty. In February 2005, the former TCI director defendants filed a motion for summary judgment.

In December 2005, the Court issued a ruling that there were triable issues of fact as to whether the merger was fair to the Common A shareholders, among other matters. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Patent Litigation

We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims are not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Other

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The amount of ultimate liability with respect to such actions is not expected to materially affect our financial position, results of operations or liquidity.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	63

14. Financial Data by Business Segment

Our reportable segments consist of our Cable and Content businesses. Our Content segment consists of our national cable networks E!, Style Network, TGC, OLN, G4 and AZN Television (formerly known as the International Channel). In evaluating the profitability of our segments, the components of net income (loss) below operating income (loss) before depreciation and amortization are not separately evaluated by our management.

(Dollars in millions)	Cable(1)	Content	Corporate and Other(2)	Eliminations(3)	Total

2005
Revenues(4)	$21,158	$919	$323	$(145)	$22,255
Operating income (loss) before depreciation and amortization(5)	8,458	283	(238)	(10)	8,493
Depreciation and amortization	4,598	155	70	(20)	4,803
Operating income (loss)	3,860	128	(308)	10	3,690
Assets	100,774	2,530	2,760	(2,918)	103,146
Capital expenditures	3,567	16	38	–	3,621

2004
Revenues(4)	$19,316	$787	$332	$(128)	$20,307
Operating income (loss) before depreciation and amortization(5)	7,471	265	(203)	(2)	7,531
Depreciation and amortization	4,375	162	104	(18)	4,623
Operating income (loss)	3,096	103	(307)	16	2,908
Assets	103,727	2,533	2,959	(4,525)	104,694
Capital expenditures	3,622	17	21	–	3,660

2003
Revenues(4)	$17,492	$628	$341	$(113)	$18,348
Operating income (loss) before depreciation and amortization(5)	6,350	214	(178)	6	6,392
Depreciation and amortization	4,223	129	88	(2)	4,438
Operating income (loss)	2,127	85	(266)	8	1,954
Assets	105,316	2,048	1,945	(150)	109,159
Capital expenditures	4,097	18	46	–	4,161

(1)

In 2005, 2004 and 2003 approximately 64%, 67% and 69%, respectively, of our cable segment’s revenues were derived from our video services and approximately 19%, 16% and 13%, respectively, were derived from our high-speed Internet services. The remaining revenues were derived primarily from phone, advertising and other revenues. Our regional sports and news networks CSN, CSN Mid Atlantic, CSN Chicago, CSN West, CSS and CN8 are included in our Cable segment.

(2)

Corporate and other includes Comcast Spectacor, corporate activities and all other businesses not presented in our Cable or Content segments. Assets included in this caption consist primarily of our investments (see Note 6).

(3)	Included in the Eliminations column are intersegment transactions that our segments enter into with one another. The most common types of transactions are the following:
>	Our Content segment generates revenue by selling cable network programming to our Cable segment, which represents a substantial majority of the revenue elimination amount.
>	Our Cable segment receives incentives offered by our Content segment when negotiating programming contracts that are recorded as a reduction of programming costs.
>	Our Cable segment generates revenue by selling the use of satellite feeds to our Content segment.
>

Our Cable segment generates revenue by selling the use of its fiber optic lines and site conditioning to our Corporate and Other segment. Our Corporate and Other segment pays our Cable segment a lump sum and holds the property and the related depreciation expense and accumulated depreciation. Our Cable segment’s revenue is generated through the amortization of the deferred revenue recorded for the lump sum payment.

>	Our Corporate and Other segment generates revenue by selling long distance services to our Cable segment.
(4)	Non-U.S. revenues were not significant in any period. No single customer accounted for a significant amount of our revenue in any period.
(5)

To measure the performance of our operating segments, we use operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets, and gains or losses from the sale of assets, if any. This measure eliminates the significant level of non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital structure or investment activities. We use this measure to evaluate our consolidated operating performance, the operating performance of our operating segments, and to allocate resources and capital to our operating segments. It is also a significant component of our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. This measure should not be considered as a substitute for operating income (loss), net income (loss), net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP.

64	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

15. Quarterly Financial Information (Unaudited)

(Dollars in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total Year

2005
Revenues	$5,363	$5,598	$5,578	$5,716		$22,255
Operating income	866	1,048	883	893		3,690
Net income	143	430	222	133	(1)	928
Basic earnings for common stockholders per common share	0.06	0.19	0.10	0.06		0.42
Diluted earnings for common stockholders per common share	0.06	0.19	0.10	0.06		0.42

2004
Revenues	$4,908	$5,066	$5,098	$5,235		$20,307
Operating income	659	852	686	711		2,908
Net income	65	262	220	423		970
Basic earnings for common stockholders per common share	0.03	0.12	0.10	0.19		0.43
Diluted earnings for common stockholders per common share	0.03	0.12	0.10	0.19		0.43

(1)	Includes refinement to our effective tax rate in the fourth quarter of 2005.

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	65

16. Condensed Consolidating Financial Information

Comcast Corporation and five of our cable holding company subsidiaries, Comcast Cable Communications, LLC (“CCCL”), Comcast Cable Communications Holdings, Inc. (“CCCH”), Comcast MO Group, Inc. (“Comcast MO Group”), Comcast Cable Holdings, LLC (“CCH”), and Comcast MO of Delaware, LLC (“Comcast MO of Delaware”) fully and unconditionally guaranteed each other’s debt securities. Comcast MO Group, CCH and Comcast MO of Delaware are collectively referred to as the “Combined CCHMO Parents.”

In September 2005, Comcast Corporation unconditionally guaranteed Comcast Holdings’ ZONES due October 2029 and its 10 5/8% Senior Subordinated Debentures due 2012, both of which were issued by Comcast Holdings; accordingly we have added Comcast Holdings’ condensed consolidated information for all periods presented. Our condensed consolidating financial information is as follows:

Comcast Corporation Condensed Consolidating Balance Sheet

As of December 31, 2005 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Assets
Cash and cash equivalents	$–	$–	$–	$–	$–	$693	$–	$693
Investments	–	–	–	–	–	148	–	148
Accounts receivable, net	–	–	–	–	–	1,060	–	1,060
Other current assets	16	–	–	–	–	677	–	693
Total current assets	16	–	–	–	–	2,578	–	2,594
Investments	–	–	–	–	–	12,682	–	12,682
Investments in and Amounts Due from
Subsidiaries Eliminated
Upon Consolidation	53,103	29,562	36,042	40,482	22,742	955	(182,886)	–
Property and Equipment, net	11	–	2	–	3	18,753	–	18,769
Franchise Rights	–	–	–	–	–	51,090	–	51,090
Goodwill	–	–	–	–	–	14,218	–	14,218
Other Intangible Assets, net	–	–	–	–	4	3,156	–	3,160
Other Noncurrent Assets, net	122	21	23	–	43	424	–	633
Total Assets	$53,252	$29,583	$36,067	$40,482	$22,792	$103,856	$(182,886)	$103,146

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses related to trade creditors	$–	$–	$–	$–	$–	$2,033	$–	$2,033
Accrued expenses and other current liabilities	447	224	113	127	89	1,545	–	2,545
Deferred income taxes	–	–	–	–	–	2	–	2
Current portion of long term debt	–	620	–	995	–	74	–	1,689
Total current liabilities	447	844	113	1,122	89	3,654	–	6,269
Long Term Debt, less current portion	8,243	4,988	3,498	3,318	981	654	–	21,682
Deferred Income Taxes	3,470	–	–	–	811	23,089	–	27,370
Other Noncurrent Liabilities	873	54	–	–	50	5,972	–	6,949
Minority Interest	–	–	–	–	–	657	–	657
Stockholders’ Equity
Common stock	25	–	–	–	–	–	–	25
Other stockholders’ equity	40,194	23,697	32,456	36,042	20,861	69,830	(182,886)	40,194
Total Stockholders’ Equity	40,219	23,697	32,456	36,042	20,861	69,830	(182,886)	40,219
Total Liabilities and Stockholders’ Equity	$53,252	$29,583	$36,067	$40,482	$22,792	$103,856	$(182,886)	$103,146

66	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Comcast Corporation Condensed Consolidating Balance Sheet

As of December 31, 2004 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Assets
Cash and cash equivalents	$–	$–	$–	$–	$–	$452	$–	$452
Investments	–	–	–	–	–	1,555	–	1,555
Accounts receivable, net	–	–	–	–	–	959	–	959
Other current assets	15	–	–	–	–	554	–	569
Total current assets	15	–	–	–	–	3,520	–	3,535
Investments	–	–	–	–	–	12,812	–	12,812
Investments in and Amounts Due from
Subsidiaries Eliminated
Upon Consolidation	48,317	28,687	35,642	41,898	21,734	401	(176,679)	–
Property and Equipment, net	8	–	3	–	5	18,695	–	18,711
Franchise Rights	–	–	–	–	–	51,071	–	51,071
Goodwill	–	–	–	–	–	14,020	–	14,020
Other Intangible Assets, net	–	–	–	–	14	3,837	–	3,851
Other Noncurrent Assets, net	107	30	27	–	46	484	–	694
Total Assets	$48,447	$28,717	$35,672	$41,898	$21,799	$104,840	$(176,679)	$104,694

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses related to trade creditors	$–	$–	$–	$–	$–	$2,041	$–	$2,041
Accrued expenses and other current liabilities	671	216	126	197	204	1,321	–	2,735
Deferred income taxes	–	–	–	–	–	360	–	360
Current portion of long term debt	–	700	–	1,080	–	1,719	–	3,499
Total current liabilities	671	916	126	1,277	204	5,441	–	8,635
Long Term Debt, less current portion	4,323	5,643	3,498	4,979	950	700	–	20,093
Deferred Income Taxes	1,345	–	–	–	733	24,737	–	26,815
Other Noncurrent Liabilities	686	23	–	–	–	6,552	–	7,261
Minority Interest	–	–	–	–	–	468	–	468
Stockholders’ Equity
Common stock	25	–	–	–	–	–	–	25
Other stockholders’ equity	41,397	22,135	32,048	35,642	19,912	66,942	(176,679)	41,397
Total Stockholders’ Equity	41,422	22,135	32,048	35,642	19,912	66,942	(176,679)	41,422
Total Liabilities and Stockholders’ Equity	$48,447	$28,717	$35,672	$41,898	$21,799	$104,840	$(176,679)	$104,694

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	67

Comcast Corporation Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2005 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$–	$–	$–	$–	$–	$22,255	$–	$22,255
Management fee revenue	457	174	278	278	8	–	(1,195)	–
	457	174	278	278	8	22,255	(1,195)	22,255
Costs and Expenses
Operating (excluding depreciation)	–	–	–	–	–	7,969	–	7,969
Selling, general and administrative	204	174	278	278	15	6,039	(1,195)	5,793
Depreciation	3	–	–	–	3	3,624	–	3,630
Amortization	–	–	–	–	10	1,163	–	1,173
	207	174	278	278	28	18,795	(1,195)	18,565
Operating Income	250	–	–	–	(20)	3,460	–	3,690
Other (Expense) Income
Interest expense	(371)	(477)	(329)	(306)	(101)	(212)	–	(1,796)
Investment income (loss), net	–	–	–	–	(16)	105	–	89
Equity in net income (losses) of affiliates	1,007	1,372	605	804	977	38	(4,850)	(47)
Other (expense)	–	–	–	–	–	(56)	–	(56)
	636	895	276	498	860	(125)	(4,850)	(1,810)
Income (Loss) Before Income Taxes and Minority Interest	886	895	276	498	840	3,335	(4,850)	1,880
Income Tax (Expense) Benefit	42	167	115	107	48	(1,412)	–	(933)
Income (Loss) Before Minority Interest	928	1,062	391	605	888	1,923	(4,850)	947
Minority Interest	–	–	–	–	–	(19)	–	(19)
Net Income (Loss)	$928	$1,062	$391	$605	$888	$1,904	$(4,850)	$928

68	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Comcast Corporation Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2004 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$–	$–	$–	$–	$–	$20,307	$–	$20,307
Management fee revenue	416	161	253	253	8	–	(1,091)	–
	416	161	253	253	8	20,307	(1,091)	20,307
Costs and Expenses
Operating (excluding depreciation)	–	–	–	–	–	7,462	–	7,462
Selling, general and administrative	168	161	253	253	13	5,557	(1,091)	5,314
Depreciation	2	–	–	–	3	3,415	–	3,420
Amortization	–	–	–	–	11	1,192	–	1,203
	170	161	253	253	27	17,626	(1,091)	17,399
Operating Income	246	–	–	–	(19)	2,681	–	2,908
Other (Expense) Income
Interest expense	(289)	(474)	(348)	(399)	(98)	(268)	–	(1,876)
Investment income, net	–	–	–	–	100	372	–	472
Equity in net income (losses) of affiliates	998	1,170	310	569	997	(223)	(3,909)	(88)
Other income	–	–	–	–	–	394	–	394
	709	696	(38)	170	999	275	(3,909)	(1,098)
Income (Loss) Before Income Taxes and Minority Interest	955	696	(38)	170	980	2,956	(3,909)	1,810
Income Tax (Expense) Benefit	15	166	122	140	6	(1,275)	–	(826)
Income (Loss) Before Minority Interest	970	862	84	310	986	1,681	(3,909)	984
Minority Interest	–	–	–	–	–	(14)	–	(14)
Net Income (Loss)	$970	$862	$84	$310	$986	$1,667	$(3,909)	$970

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	69

Comcast Corporation Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2003 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$–	$–	$–	$–	$–	$18,348	$–	$18,348
Management fee revenue	376	147	231	231	5	–	(990)	–
	376	147	231	231	5	18,348	(990)	18,348
Costs and Expenses
Operating (excluding depreciation)	–	–	–	–	–	7,041	–	7,041
Selling, general and administrative	156	147	231	231	10	5,130	(990)	4,915
Depreciation	–	–	–	–	4	3,162	–	3,166
Amortization	–	–	–	–	9	1,263	–	1,272
	156	147	231	231	23	16,596	(990)	16,394
Operating Income	220	–	–	–	(18)	1,752	–	1,954
Other (Expense) Income
Interest expense	(292)	(527)	(373)	(398)	(92)	(336)	–	(2,018)
Investment loss, net	–	–	–	–	(59)	(25)	–	(84)
Equity in net income (losses) of affiliates	3,287	996	(356)	(97)	848	(255)	(4,483)	(60)
Other income	–	–	–	–	–	71	–	71
	2,995	469	(729)	(495)	697	(545)	(4,483)	(2,091)
Income (Loss) from Continuing Operations before Income Taxes and Minority Interest	3,215	469	(729)	(495)	679	1,207	(4,483)	(137)
Income Tax (Expense) Benefit	25	184	131	139	59	(522)	–	16
Income (Loss) from Continuing Operations before Minority Interest	3,240	653	(598)	(356)	738	685	(4,483)	(121)
Minority Interest	–	–	–	–	–	(97)	–	(97)
Income (Loss) from Continuing Operations	3,240	653	(598)	(356)	738	588	(4,483)	(218)
Income from Discontinued Operations, net of tax	–	–	–	–	–	168	–	168
Gain on Discontinued Operations, net of tax	–	–	–	–	–	3,290	–	3,290
Net Income (Loss)	$3,240	$653	$(598)	$(356)	$738	$4,046	$(4,483)	$3,240

70	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Comcast Corporation Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2005 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities	$61	$(256)	$(204)	$(387)	$(110)	$5,818	$–	$4,922
Financing Activities
Proceeds from borrowings	3,972	–	–	–	–	6	–	3,978
Retirements and repayments of debt	–	(700)	–	(1,628)	(13)	(365)	–	(2,706)
Issuances of common stock	93	–	–	–	–	–	–	93
Repurchases of common stock and stock options held by non-employees	(2,313)	–	–	–	–	–	–	(2,313)
Other financing activities	–	–	–	–	–	15	–	15
Net cash (used in) provided by financing activities	1,752	(700)	–	(1,628)	(13)	(344)	–	(933)
Investing Activities
Net transactions with affiliates	(1,813)	956	204	2,015	123	(1,485)	–	–
Capital expenditures	–	–	–	–	–	(3,621)	–	(3,621)
Proceeds from sales, settlements and restructuring of investments	–	–	–	–	–	861	–	861
Acquisitions, net of cash acquired	–	–	–	–	–	(199)	–	(199)
Cash paid for intangible assets	–	–	–	–	–	(281)	–	(281)
Purchases of short term investments, net	–	–	–	–	–	(86)	–	(86)
Capital contributions to and purchases of investments	–	–	–	–	–	(306)	–	(306)
Other investing activities	–	–	–	–	–	(116)	–	(116)
Net cash provided by (used in) investing activities	(1,813)	956	204	2,015	123	(5,233)	–	(3,748)
Increase in Cash and Cash Equivalents	–	–	–	–	–	241	–	241
Cash and Cash Equivalents, beginning of year	–	–	–	–	–	452	–	452
Cash and Cash Equivalents, end of year	$–	$–	$–	$–	$–	$693	$–	$693

Comcast 2005 Annual Report	Notes to Consolidated Financial Statements	71

Comcast Corporation Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2004 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities	$482	$(143)	$(155)	$(478)	$8	$6,216	$–	$5,930
Financing Activities
Proceeds from borrowings	620	–	400	–	–	10	–	1,030
Retirements and repayments of debt	(300)	(561)	(400)	(306)	–	(756)	–	(2,323)
Issuances of common stock	113	–	–	–	–	–	–	113
Repurchases of common stock and stock options held by non-employees	(1,361)	–	–	–	–	–	–	(1,361)
Other financing activities	8	–	–	–	–	17	–	25
Net cash (used in) provided by financing activities	(920)	(561)	–	(306)	–	(729)	–	(2,516)
Investing Activities
Net transactions with affiliates	438	704	155	784	(8)	(2,073)	–	–
Capital expenditures	–	–	–	–	–	(3,660)	–	(3,660)
Proceeds from sales, settlements and restructuring of investments	–	–	–	–	–	228	–	228
Acquisitions, net of cash acquired	–	–	–	–	–	(296)	–	(296)
Cash paid for intangible assets	–	–	–	–	–	(615)	–	(615)
Purchases of short term investments, net	–	–	–	–	–	(13)	–	(13)
Capital contributions to and purchases of investments	–	–	–	–	–	(156)	–	(156)
Proceeds from settlement of contract of acquired company	–	–	–	–	–	26	–	26
Other investing activities	–	–	–	–	–	(26)	–	(26)
Net cash provided by (used in) investing activities	438	704	155	784	(8)	(6,585)	–	(4,512)
Decrease in Cash and Cash Equivalents	–	–	–	–	–	(1,098)	–	(1,098)
Cash and Cash Equivalents, beginning of year	–	–	–	–	–	1,550	–	1,550
Cash and Cash Equivalents, end of year	$–	$–	$–	$–	$–	$452	$–	$452

72	Notes to Consolidated Financial Statements	Comcast 2005 Annual Report

Comcast Corporation Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2003 (Dollars in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities from continuing operations	$264	$(297)	$(121)	$(553)	$(94)	$3,655	$–	$2,854
Financing Activities
Proceeds from borrowings	8,138	1,150	–	–	–	110	–	9,398
Retirements and repayments of debt	(4,830)	(2,104)	(6,250)	(2,407)	(93)	(781)	–	(16,465)
Issuances of common stock	67	–	–	–	–	–	–	67
Repurchases of common stock and stock options held by non-employees	(14)	–	–	–	–	–	–	(14)
Other financing activities	–	–	–	–	–	(34)	–	(34)
Net cash (used in) provided by financing activities from continuing operations	3,361	(954)	(6,250)	(2,407)	(93)	(705)	–	(7,048)
Investing Activities
Net transactions with affiliates	(3,625)	1,251	6,371	2,960	187	(7,144)	–	–
Capital expenditures	–	–	–	–	–	(4,161)	–	(4,161)
Proceeds from sales, settlements and restructuring of investments	–	–	–	–	–	7,971	–	7,971
Acquisitions, net of cash acquired	–	–	–	–	–	(152)	–	(152)
Cash paid for intangible assets	–	–	–	–	–	(155)	–	(155)
Purchases of short term investments, net	–	–	–	–	–	(32)	–	(32)
Proceeds from sale of discontinued operations and assets held for sale	–	–	–	–	–	1,875	–	1,875
Capital contributions to and purchases of investments	–	–	–	–	–	(202)	–	(202)
Proceeds from settlement of contract of acquired company	–	–	–	–	–	95	–	95
Net cash provided by (used in) investing activities from continuing operations	(3,625)	1,251	6,371	2,960	187	(1,905)	–	5,239
Increase (Decrease) in Cash and Cash Equivalents	–	–	–	–	–	1,045	–	1,045
Cash and Cash Equivalents, beginning of year	–	–	–	–	–	505	–	505
Cash and Cash Equivalents, end of year	$–	$–	$–	$–	$–	$1,550	$–	$1,550

Comcast 2005 Annual Report	Reconciliation of Non-GAAP Measures and Market for the Registrant’s Common Equity	73

RECONCILIATION OF NON-GAAP MEASURES

Reconciliation of 2005 Operating Income to Operating Cash Flow and Free Cash Flow

(Dollars in millions)
2005 Operating Income	$3,690
Add: 2005 Depreciation and Amortization	4,803
2005 Operating Cash Flow	8,493
Less: 2005 Capital Expenditures	3,621
2005 Consolidated Interest, net (1)	1,653
2005 Consolidated Cash Paid for Income Taxes(2)	653
2005 Free Cash Flow(3)	$2,566

(1)	Includes interest expense net of interest income and excludes non-cash interest and subsidiary preferred dividends.
(2)	Cash paid for income taxes excludes $490 million related to AT&T Broadband income taxes and related interest, net of estimated tax benefit.
(3)

Free Cash Flow (as presented above) is defined as Operating Cash Flow less net interest, cash paid for income taxes, and capital expenditures. It is unaffected by fluctuations in working capital levels from period to period and cash payments associated with intangible and other noncurrent assets, acquisitions and investments.

MARKET FOR THE REGISTRANT’S COMMON EQUITY

Our Class A common stock is included on Nasdaq under the symbol CMCSA and our Class A Special common stock is included on Nasdaq under the symbol CMCSK. There is no established public trading market for our Class B common stock. Our Class B common stock can be converted, on a share for share basis, into Class A or Class A Special common stock. The following table sets forth, for the indicated periods, the closing price range of our Class A and Class A Special common stock, as furnished by Nasdaq.

	Class A		Class A Special
	High	Low	High	Low
2005
First Quarter	$34.30	$31.31	$33.98	$30.71
Second Quarter	33.53	30.67	33.26	29.81
Third Quarter	32.10	28.83	31.69	28.31
Fourth Quarter	28.94	25.92	28.58	25.69
2004
First Quarter	$36.13	$28.00	$35.10	$27.05
Second Quarter	30.66	27.63	29.70	26.67
Third Quarter	28.75	26.48	28.13	26.18
Fourth Quarter	33.28	27.84	32.84	27.50

We do not intend to pay dividends on our Class A, Class A Special or Class B common stock for the foreseeable future.

As of December 31, 2005, there were 962,711 record holders of our Class A common stock, 2,390 record holders of our Class A Special common stock and three record holders of our Class B common stock.

74	Selected Financial Data	Comcast 2005 Annual Report

SELECTED FINANCIAL DATA

Year Ended December 31 (Dollars in millions, except per share data)	2005	2004	2003	2002(1)	2001
Statement of Operations Data:
Revenues	$22,255	$20,307	$18,348	$8,102	$5,937
Operating income (loss)	3,690	2,908	1,954	921	(1,325)
Income (loss) from continuing operations before cumulative effect of accounting change	928	970	(218)	(469)	4
Discontinued operations(2)	–	–	3,458	195	220
Cumulative effect of accounting change(3)	–	–	–	–	385
Net income (loss)	928	970	3,240	(274)	609
Basic earnings (loss) for common stockholders per common share
Income (loss) from continuing operations before cumulative effect of accounting change	$0.42	$0.43	$(0.10)	$(0.42)	$0.00
Discontinued operations(2)	–	–	1.54	0.17	0.24
Cumulative effect of accounting change(3)	–	–	–	–	0.40
Net income (loss)	$0.42	$0.43	$1.44	$(0.25)	$0.64
Diluted earnings (loss) for common stockholders per common share
Income (loss) from continuing operations before cumulative effect of accounting change	$0.42	$0.43	$(0.10)	$(0.42)	$0.00
Discontinued operations(2)	–	–	1.54	0.17	0.23
Cumulative effect of accounting change(3)	–	–	–	–	0.40
Net income (loss)	$0.42	$0.43	$1.44	$(0.25)	$0.63
Balance Sheet Data (at year end):
Total assets	$103,146	$104,694	$109,159	$113,128	$38,261
Long term debt	21,682	20,093	23,835	27,956	11,679
Stockholders’ equity	40,219	41,422	41,662	38,329	14,473
Statement of Cash Flows Data
Net cash provided by (used in):
Operating activities from continuing operations	$4,922	$5,930	$2,854	$2,421	$1,169
Financing activities from continuing operations	(933)	(2,516)	(7,048)	(1,005)	1,651
Investing activities from continuing operations	(3,748)	(4,512)	5,239	(1,125)	(3,150)

(1)	On November 18, 2002, we completed the acquisition of AT&T’s broadband business, which has substantially increased the size of our cable operations.
(2)

In September 2003, we sold our interest in QVC to Liberty Media Corporation. QVC is presented as a discontinued operation for the years ended on and before December 31, 2003 (see Note 5 to our consolidated financial statements).

(3)	In 2001, we recognized as income a cumulative effect of accounting change upon adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”).

Comcast 2005 Annual Report	Board of Directors and Corporate Executives	75

BOARD OF DIRECTORS AND CORPORATE EXECUTIVES

Board of Directors

S. Decker Anstrom

President and

Chief Operating Officer

Landmark Communications, Inc.

Kenneth J. Bacon

Executive Vice President

Housing and

Community Development

Fannie Mae

Sheldon M. Bonovitz

Chairman and

Chief Executive Officer

Duane Morris LLP

Edward D. Breen

Chairman and

Chief Executive Officer

Tyco International, Ltd.

Julian A. Brodsky

Non-Executive Vice Chairman

Joseph J. Collins

Chairman

Aegis, LLC

Retired Chairman and

Chief Executive Officer

Time Warner Cable

J. Michael Cook

Retired Chairman and

Chief Executive Officer

Deloitte & Touche LLP

Jeffrey A. Honickman

Chief Executive Officer

Pepsi-Cola and

National Brand Beverages, Ltd.

Brian L. Roberts

Chairman and CEO

Ralph J. Roberts

Chairman

Executive and

Finance Committee

Dr. Judith Rodin

President

The Rockefeller Foundation

Michael I. Sovern

Chairman

Sotheby’s Holdings, Inc.

Director Emeritus

C. Michael Armstrong

Retired Chairman

Comcast Corporation

Corporate Executives

Brian L. Roberts

Chairman and CEO

Ralph J. Roberts

Chairman

Executive and

Finance Committee

John R. Alchin

Executive Vice President and

Co-Chief Financial Officer

Stephen B. Burke

Executive Vice President and

Chief Operating Officer

President, Comcast Cable

David L. Cohen

Executive Vice President

Lawrence S. Smith

Executive Vice President and

Co-Chief Financial Officer

Amy L. Banse

Senior Vice President

Interactive Media

President

Comcast Interactive Media

Arthur R. Block

Senior Vice President,

General Counsel and

Secretary

Mark A. Coblitz

Senior Vice President

Strategic Planning

Robert S. Pick

Senior Vice President

Corporate Development

Lawrence J. Salva

Senior Vice President,

Chief Accounting Officer and

Controller

C. Stephen Backstrom

Vice President

Taxation

Payne Brown

Vice President

Strategic Initiatives

Karen Dougherty Buchholz

Vice President

Administration

Joseph F. DiTrolio

Vice President

Financial Operations

Marlene S. Dooner

Vice President

Investor Relations

William E. Dordelman

Vice President

Finance

Kamal Dua

Vice President

Internal Audit and

General Auditor

Leonard J. Gatti

Vice President

Financial Reporting

Gregg M. Goldstein

Vice President

Corporate Development

Kerry Knott

Vice President

Government Affairs

Charisse R. Lillie

Vice President

Human Resources

Senior Vice President

Human Resources,

Comcast Cable

Kenneth Mikalauskas

Vice President

Finance

Marc A. Rockford

Vice President and

Senior Deputy General Counsel

D’Arcy F. Rudnay

Vice President

Corporate Communications

Joseph W. Waz, Jr.

Vice President

External Affairs and

Public Policy

76	Division Executives	Comcast 2005 Annual Report

DIVISION EXECUTIVES

Comcast Cable

Stephen B. Burke

President

David A. Scott

Executive Vice President

Administration and Finance

David N. Watson

Executive Vice President

Operations

Madison Bond

Executive Vice President

Programming Administration

David M. Fellows

Executive Vice President and

Chief Technology Officer

David A. Juliano

Executive Vice President

Marketing and

Product Development

John Shanz

Executive Vice President

National Engineering and

Technology Operations

Stephen E. Silva

Executive Vice President

Digital Development

Douglas Gaston

General Counsel

Kevin M. Casey

President

Northern Division

William Connors

President

Midwest Division

Michael A. Doyle

President

Eastern Division

Bradley P. Dusto

President

West Division

John H. Ridall

President

Southern Division

Charles W. Thurston

President

Comcast Spotlight

Comcast Content

Jeff Shell

President

Joseph M. Donnelly

Chief Financial Officer

David T. Cassaro

President

Comcast Network Sales

Comcast Interactive Media

Amy L. Banse

President

Comcast Spectacor

Edward M. Snider

Chairman

Fred A. Shabel

Vice Chairman

Peter A. Luukko

President

Comcast Spectacor Ventures

Ted Harbert

President

E!/Style Networks

Gavin Harvey

President

OLN

Samuel H. Schwartz

Executive Vice President

Strategy and Development

Sanford Lipstein

Executive Vice President

Finance and

Chief Financial Officer

Philip I. Weinberg

Executive Vice President and

General Counsel

David Manougian

President

The Golf Channel

Diane Robina

President

Emerging Networks

Rod Shanks

President

AZN

Neal Tiles

President

G4

Sandy Wax

President

PBS KIDS Sprout

Jack Williams

President

Comcast SportsNet

Shareholder Information

Corporate Headquarters

Comcast Corporation

1500 Market Street

Philadelphia, PA 19102-2148

215-665-1700

www.comcast.com

Stock Listings

Comcast’s stock trades on The NASDAQ Stock Market under the following trading symbols:

Class A Common Stock: CMCSA

Class A Special Common Stock: CMCSK

Stock Transfer Agent and Registrar

Computershare Trust Co., N.A.

P.O. Box 43091

Providence, RI 02940-3091

Domestic: 888-883-8903

TTD Domestic: 800-952-9245

International: 781-575-4730

www.computershare.com/comcast

Shareholder Services

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record, stock transfer matters, information on Book Entry ownership, account consolidations or lost certificates.

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

If you wish to receive all shareholder information exclusively online, you can register online by going to www.cmcsa.com or www.cmcsk.com and selecting E-delivery under Shareholder Services.

Investor Relations

On the Web: www.cmcsa.com or www.cmcsk.com

This site includes financial information, financial news, company presentations, answers to frequently asked questions, e-mail alerts and our interactive annual report.

Investor inquires should be directed to:

By e-mail: www.cmcsa.com or www.cmcsk.com (click on “Contact IR”)

By phone: 866-281-2100

By mail: Comcast Investor Relations 1500 Market Street Philadelphia, PA 19102-2148

2005 Annual Report on Form 10-K

This Annual Report contains much of the information that is included in the 2005 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission. For a copy of Comcast’s Form 10-K for the year ended December 31,2005, visit our Investor Relations Web site (www.cmcsa.com or www.cmcsk.com) or call our Investor Relations Hotline toll-free at 866-281-2100. Other printed information is also available through this hotline.

Notice of Annual Meeting

Wachovia Complex

3601 South Broad Street

Philadelphia, PA 19148

May 18, 2006

9 a.m. Eastern Time

Legal Counsel

Davis Polk & Wardwell

New York, NY

Independent Registered Public Accounting Firm

Deloitte & Touche LLP Philadelphia, PA

www.cmcsa.com www.comcast.com www.cmcsk.com

[comcast logo]

1500 Market Street

Philadelphia PA 19102-2148

215-665-1700

www.comcast.com

CO-AR-2006