Form 10-K, Exhibit 13
period 2006-12-31
COMCAST CORP
filed 2007-02-26
CIK 1166691

Exhibit 13.1

Comcast 2006 Annual Report

Comcastic!

It’s about record-breaking results from innovative products with constantly improving features and functions. It means getting there first, and sustaining our advantage by increasing and extending the business while revving up our next growth engine.

It’s making phone, computer and television faster, better and more interactive. It’s adding choice, control and simplicity to the mix in one neat package.

Of course, it also describes the power of 90,000 exceptional employees — all committed to realizing the entertainment and communications dreams of our customers. Put it all together, and it’s a superior experience.

And that’s simply Comcastic!

On the cover:

Comcast employees are all smiles these days. Why? Their hard work, dedication and enthusiasm is really paying off. That’s why we’ve decided to feature them in this Annual Report — they make Comcast a great place to work.

Comcastic is.

turning a triple play into a grand slam.

“You’ve heard of a ‘win-win.’ Well, think of Triple Play as a ‘win-win-win.’ Subscribers get video, high-speed Internet and phone service in one convenient package —and all at a great value. No wonder our phones just keep ringing.”

Robert Negrete Manager, Call Center Operations Morgan Hill, CA

Triple Play has been a phenomenal growth engine for Comcast in 2006. With one call and a single installation, customers get digital cable, high-speed Internet and digital voice for $99 a month. Plus, it’s great for business because:

• Triple Play results in higher average monthly revenue per customer.

other

$99 +products = $130 $120 –

per month

$33 $33 $33

• Triple Play is lifting sign-up rates for our three products — they all grew faster than ever in 2006.

• Triple Play is accelerating revenue and operating cash flow growth.

03

Comcastic is.

meeting every demand with ON DEMAND.

ON DEMAND viewership has grown exponentially, building customer satisfaction and loyalty with every view.

• 12.7 million, or 52%, of our video customers take digital services — all of them with access to ON DEMAND. Some 36% also take HD/DVR.

• ON DEMAND movie purchases increased pay-per-view revenue 27%, to $633 million, in 2006, the third consecutive year of growth greater than 20%.

More than 3.7 Billion ON DEMAND Views Since 2004:

(in millions) 1,855

1,361

567

2004

2005

2006

04

“People want what they want, when they want it. Nothing beats our ON DEMAND service. It gives our customers more than 8,000 viewing options today, most at no additional charge.”

Denise Higgins VOD Content Supervisor New Castle, DE

COM001 Comcast 2006 AR / Front 2/23/07 9a p.6

Comcastic is.

building strong brands that deliver must-have content across multiple platforms.

“Our brands are laser-focused on individual interests and passions. Whether it’s fashion on the red carpet, or horror films, or the stars of golf on the course, we’re delivering great content on television, on demand and online.”

Suzanne Kolb EVP, Marketing and Communications E! and Style Networks Los Angeles, CA

With first-rate content, Comcast appeals to sports fans, kids and even horror flick fans. Our networks include:

1
SONY
SONY
DIGI POWER 20
LCOME TO
PRESENTS
N DEMAND
ROM COMCAST

TV One Cn8 VERSUS AZN TELEVISION Exercise TV mtn Comcast SportsNet SNY CSS

COM001 Comcast 2006 AR / Front 2/23/07 9a p.8

Comcastic is.

turning up the volume on a whole new business.

“So many new customers have discovered what a great value Comcast Digital Voice® is. And as impressive as the sign-up rates for phone are, they’re just gaining speed. It’s going to be a growth engine for years to come.”

Since the introduction of Comcast Digital Voice, subscriptions have surged as customers take advantage of the unlimited local and nationwide phone service, low international rates and full set of features. Growth continues to accelerate.

Five times more Comcast Digital Voice additions in 2006 than in 2005:

(subscribers in thousands)

• Comcast Digital Voice is now marketed to 32 million homes, or 70% of our footprint, and we will expand our coverage to 40 million homes by year-end 2007.

• Over 80% of voice customers take all three products.

1,549

290

2005

2006

08

Mohammed Haroon Director, Telephony Operations Twin Cities Region St. Paul, MN

Comcastic is.

taking high-speed Internet to a higher level.

Comcast High-Speed Internet delivers the speed and tools customers need to get the most from their Internet experience.

• We increased the speed of our service four times in the last three years, at no extra cost to consumers.

• In 2006, we introduced PowerBoost, which can burst speeds to 12 or 16 Mbps for large downloads, and we plan to roll out an upstream version in 2007.

• We launched 65 new features in the last three years, including McAfee® security, Video Mail, PhotoShow and many others.

• Through The Fan™ video player, we delivered 700 million video downloads in 2006 and ranked in the top 15 providers of video on the Internet.

• Comcast.net also ranked among the top 10 in Internet search traffic.

“Our high-speed Internet service is simply a better broadband experience. With a steady stream of new features and faster speeds, it makes video downloads and interactive media a snap.”

Melinda Lindsley Director,

Business Requirements /Cross-Product Systems Philadelphia, PA

Comcastic is.

knowing how to deliver a great customer experience.

As we roll out new products, we continue to improve our service and field support, which builds the foundation for our future growth.

• In 2006, we hired and trained 6,500 field technicians and customer service representatives to keep pace with the accelerating growth of new products. We expect the pace of new hiring to continue in 2007.

• We’re investing in automated tools to increase our operating efficiency.

• We’re building new training programs at Comcast University and creating new career paths to provide better service and a better experience for our customers.

“We begin technical training with ‘Think Customer First,’ emphasizing the skills our people need to make customers comfortable, like avoiding tech jargon, and making things simple.”

Carl Hansen South Jersey Area Technical Learning and Development Manager Turnersville, NJ

and staying true to who we are.

“Since my first day with Comcast 25 years ago, the company has totally supported my volunteer activities — from backing my involvement in a special-needs camp, to giving me time off to help out in New York City after 9/11.”

Comcast is deeply rooted in local communities. We focus our civic efforts in three areas: youth leadership, literacy and volunteerism.

• Comcast is a national partner of City Year, which recruits young people to give a year to full-time community service and leadership development. In 2006, the company provided City Year with $1.4 million in grants and in-kind support.

• Comcast’s Leaders and

Achievers® Scholarship Program recognized 1,728 high school seniors nationwide. Based on their community involvement and academic achievement, each earned a $1,000 college scholarship.

• Comcast recruited a diverse group of students to participate as summer interns through our ongoing partnership with the Emma Bowen Foundation. Last year, we hosted 25 interns who received funds for college in addition to their intern stipend.

William “Billy” Malone Dispatch Manager Union, NJ

Comcastic! is.

Dear Comcast Shareholders, Employees and Friends:

About 18 months ago, we decided that it was time to launch Comcast’s very first nationwide advertising campaign. Surveys showed that customers loved our new products — such as ON DEMAND, high- speed Internet and more. This led us to look for a smart way to express our customers’ enthusiasm for Comcast’s new and improved experience — and that’s how “Comcastic!” was born.

I’m glad our team came up with that word, because I can’t think of a better way to describe 2006. It was our best year ever. It was truly Comcastic!

clockwise from left:

Brian L. Roberts Chairman and Chief Executive Officer

Stephen B. Burke Chief Operating Officer President Comcast Cable

Ralph J. Roberts Founder Chairman, Executive and Finance Committee

We broke all records in 2006, driven by our cable business.(a) Cable revenues increased 12%, to $26.3 billion. Operating cash flow(b) rose 15%, to $10.5 billion, making 2006 our sixth straight year — capping 26 consecutive quarters — of double-digit operating cash flow growth. During the year, our customers bought five million new products —or what we call “revenue-generating units” (RGUs)(c) — an increase of 69% from 2005. And each of our services — basic cable, digital cable, high-speed Internet and digital voice — added more new customers than ever before. We have real momentum. The past year was sensational, but 2007 and the future have the potential to be even better.

The big story behind these wonderful results is the rollout of Comcast’s Triple Play.

Triple Play: It’s a Whole New Ball Game

Our Triple Play offering of video, high-speed Internet and digital voice is just what consumers want. We can deliver our superior products in a compelling value package, providing a simple, convenient and attractive option for everyone. With one phone call and one installation visit, we become the primary provider of communications and entertainment services to the home — and at an introductory price of $99 a month, our biggest challenge has been to keep up with demand. With the widespread introduction of Triple Play to 70%, or 32 million, of the homes in our markets in 2006, consumers are embracing our Comcast Digital Voice® service, loaded with attractive features and with more to come. It’s clear that Triple Play is boosting our overall take rates for video and high-speed Internet as well. As customers see the great value they’re getting, they take additional digital and premium video services, too. As a result, revenue per Triple Play customer averages $120 – $130 per month.

Our Triple Play offer of video, high-speed Internet and voice has proven to be a powerful formula for growth.

We were determined to be first to market on a wide scale with these three services, and we have succeeded in getting the jump on the competition. As we expand the availability of Triple Play to 85% of our customer base by the end of 2007, we expect it will continue to power our growth.

See notes and definitions on page 23.

Innovate. Differentiate. Win.

That’s been our mantra for the past several years. We’re absolutely focused on delivering superior products and services, and doing it better than our competitors. We added 1.9 million digital customers in 2006, an increase of 59% from 2005. Today, more than 12.7 million, or 52%, of our video customers take our digital cable services. Digital growth has been steady as consumers see and want ON DEMAND, our industry-leading video-on-demand platform, digital video recorders (DVRs) and high-definition television (HDTV) as part of their lives.

ON DEMAND gives our digital cable customers unmatched choice and control. It’s truly the personalization of TV.

With more than 8,000 programming choices available today — and growing every year — ON DEMAND gives our digital cable customers unmatched choice and control. It’s truly the personalization of TV. And as the penetration of HDTV sets accelerates, we’re expanding our high-definition ON DEMAND offerings, too. We now offer more than 150 hours of high-definition programming ON DEMAND, primarily movies in high definition. We plan to double that number in 2007 and again in 2008, and continue to expand our linear HDTV channels, so that we remain the HDTV market leader with the most sports and movies in high definition.

With our high-speed Internet service, we deliver a better experience by continually increasing the speed of our service and adding a wealth of new features. We added 1.9 million high-speed Internet subscribers in 2006, the highest level of annual high-speed Internet additions in our history, and ended the year with 11.5 million high-speed Internet customers, representing 25% penetration of homes in our markets. We believe we will keep growing not only by continuing to attract new customers, but also by capitalizing on the capabilities of our service to power innovation and develop new online services. We created Comcast Interactive Media to focus on those opportunities. In 2006, we launched several new digital media platforms, including Ziddio, TV Planner and Game Invasion, and in 2007 we plan to launch other new online services.

With the dramatic ramp-up of Comcast Digital Voice in 2006, we have built a fantastic new engine for continued growth. We added 1.5 million Comcast Digital Voice customers last year, more than five times the number added in 2005. By year’s end, we were marketing this service to 32 million homes, or 70% of our footprint, yet we are only at 6% penetration. We intend to increase that dramatically in 2007. Our goal is to reach at least 20% penetration, or nine million customers, by 2009. Given the power of Triple Play, we are on pace to achieve that goal.

We are also excited about our latest initiative: expanding into commercial business services — providing phone, Internet and video services to small and medium-sized businesses (SMBs). In 2007, we are beginning to target an estimated five million SMBs in our markets. We estimate that those businesses generated $12 – $15 billion in revenue for other providers in 2006, and our goal is to capture 20% or more of this market over the next five years. Buoyed by our success in the high-speed Internet and residential digital voice markets, and riding on much of the same network and infrastructure, we enter this new field with great confidence.

Our programming division continues to be a major value creator for the company and helps us to partner and work with new platforms to help differentiate and grow our cable business. In 2006, we acquired the remaining interest in E! Entertainment Television and now own 100% of it. We brought in new on-air talent, like Ryan Seacrest, and invested in programming that increased revenues and ratings at E!. We made similar investments at The Golf Channel and VERSUS, drawing higher distribution and ratings as the result of our expanded relationships with the PGA TOUR and the National Hockey League.

Investing in a Future of Opportunity

Consumers want the best services at a great price. They want things to be simple and convenient. They want to feel in control. The next great frontier for Comcast is to integrate our products in ways never before imaginable — like providing a single access point for customers to manage all their communications, or to plan and schedule their TV experience no matter where they are.

Our product teams and Comcast Interactive Media are focused on developing integrated services that offer entertainment and communications to consumers across multiple platforms. Our programming networks are also working on that strategy. PBS KIDS Sprout is available on a linear channel, on demand and online. In October 2006, we launched FEARnet, a new advertising-supported, multiplatform network delivering the best of modern horror films, streaming video and original content — on demand, online and to mobile devices.

With our cable partners and Sprint Nextel, we are testing consumer demand and applications to integrate and extend the Comcast experience outside the home, bringing mobility to our products. We also invested in wireless spectrum with a nationwide reach as part of the SpectrumCo consortium. This spectrum gives us strategic flexibility and many options to capitalize on new wireless functionalities as they evolve.

Our strong balance sheet and free cash flow(d) give us significant financial flexibility to innovate, invest and grow. In 2006, we focused our investments in cable and programming to drive new product RGUs, to enhance our services and to launch new businesses. We generated over $2.6 billion in free cash flow and used $2.3 billion to repurchase our stock. In fact, over the past three years, we have invested virtually all of our free cash flow in our stock and securities exchangeable into our stock, reducing our shares outstanding by more than 10%.

On a Mission to Grow

In 2007, we will focus even more intently on growing RGUs to capture market share and extend our leadership in the market. In the last five years, we have transformed Comcast into a company that develops and delivers multiple services with diverse revenue streams. Over the next few years, it is easy to imagine that our company could be serving as many high-speed Internet and digital voice customers as we have video customers today.

In 2007, we will focus even more intently on growing RGUs to capture market share and extend our leadership in the market.

The first quarter of 2007 marks a bittersweet milestone with the retirement of Larry Smith, our Co-Chief Financial Officer. Over the years, I have called Larry the company’s “chief money-making officer.” He has made phenomenal contributions to Comcast’s growth and success — his deal-making prowess, wise counsel and steady leadership are a huge part of Comcast’s culture. His friendship and guidance will continue as he remains a part-time advisor in the future. We are thrilled to have recruited Michael Angelakis, a managing director in the extremely successful Providence Equity Partners, to succeed Larry. Michael will partner with John Alchin in 2007 as Co-CFO and will succeed John when he retires at the end of 2007.

See notes and definitions on page 23.

Finally, since we’re talking about a year of record results, I want to highlight two other records set by Comcasters in 2006. Our nationwide employee United Way campaign reached $4.2 million, a new record that places us in the top tier of United Way corporate campaigns in America. And on October 7, more than 32,000 employees and their families participated in Comcast Cares Day, our national day of volunteerism, delivering over 192,000 hours of community service to 300 projects in 34 states in a single day. This extraordinary effort represents one of the largest single corporate days of service in America.

2006 represents a turning point in our history, as we have once again positioned ourselves for growth and success.

As you read this year’s report in print or online, you’ll see many great Comcasters who exemplify the commitment, confidence, diversity and enthusiasm that made 2006 possible and make the future look so wonderful. Each of them, and every one of our 90,000 employees, gives so much to the company every day. They are our greatest asset, and we’re really proud to highlight them this year.

I will never forget what this company achieved in 2006. In many ways, it represents a turning point in our history, as we have once again positioned ourselves for growth and success. It was a phenomenal effort, led by Steve Burke and his fabulous team. My father, Ralph, and I believe we’re poised for even more great achievements in 2007.

It is an honor to help lead this company. Thank you for your continued support.

Sincerely,

Brian L. Roberts

Chairman and Chief Executive Officer Comcast Corporation February 23, 2007

Financial Highlights

(in millions, except number of employees) 2006 2005

Comcast Cable(a)

Revenues $ 26,339 $ 23,556

Operating Cash Flow(b) $ 10,511 $ 9,132

Total Revenue Generating Units(c) 50.8 45.8

Subscribers

Basic Cable 24.2 24.1

Digital Cable 12.7 10.8

High-Speed Internet 11.5 9.6

Phone 2.5 1.3

Consolidated Comcast Corporation

Revenues $ 24,966 $ 21,075

Operating Cash Flow(b) 9,442 8,072

Depreciation and Amortization 4,823 4,551

Operating Income 4,619 3,521

Income from Continuing Operations 2,235 828

Discontinued Operations(e) 298 100

Net Income $ 2,533 $ 928

Shares Outstanding(f) 3,119 3,208

Cash and Short-Term Investments $ 2,974 $ 1,095

Total Assets 110,405 103,400

Total Debt $ 28,975 $ 23,371

Number of Employees 90,000 80,000

Minor differences may exist due to rounding.

Notes and definitions used in the Letter to Shareholders and Financial Highlights:

(a) All Comcast Cable results in the Letter to Shareholders and in these highlights are presented on a pro forma, as adjusted basis. See reconciliation on page 76.

(b) Operating Cash Flow is defined as operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets and gains or losses on sale of assets, if any. See reconciliation on page 76.

(c) RGUs represent the sum of basic and digital cable, high-speed Internet and phone subscribers, excluding additional outlets. Subscriptions to DVR and/or HDTV services by existing Comcast Digital Cable customers do not result in additional RGUs.

(d) Free Cash Flow is defined as “Net Cash Provided by Operating Activities From Continuing Operations” (as stated in our Consolidated Statement of Cash Flows) reduced by capital expenditures and cash paid for intangible assets; and increased by any payments related to certain non-operating items, net of estimated tax benefits (such as income taxes on investment sales, and non-recurring payments related to income tax and litigation contingencies of acquired companies). Reconciliation of this item appears on page 76.

(e) In July 2006, in connection with the transactions with Adelphia and Time Warner, we transferred our previously owned cable systems located in Los Angeles, Cleveland and Dallas to Time Warner Cable. These cable systems are presented as discontinued operations for the years ended on or before December 31, 2006 (see Note 5 to our consolidated financial statements).

(f)	Adjusted to reflect the Stock Split.

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

Financial Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

We are the largest cable operator in the United States and offer a variety of consumer entertainment and communication products and services. As of December 31, 2006, our cable systems served approximately 23.4 million video subscribers, 11 million high-speed Internet subscribers and 2.4 million phone subscribers and passed approximately 45.7 million homes in 39 states and the District of Columbia.

We classify our operations in two reportable segments: Cable and Programming. Our Cable segment, which generates approximately 95% of our consolidated revenues, manages and operates our cable systems. Our Programming segment consists of our six national programming networks. During 2006, our operations generated consolidated revenues of approximately $25 billion.

Our Cable segment earns revenues primarily through subscriptions to our video, high-speed Internet and phone services (“cable services”). Our video revenues continue to increase as a result of digital subscriber growth and demand for our other digital cable services, including video on demand, which we refer to as ON DEMAND, Digital Video Recorder (“DVR”) and High Definition Television (“HDTV”), as well as higher pricing on our basic video service. As of December 31, 2006, approximately 51% of the homes in the areas we serve subscribed to our video service and approximately 52% of those video subscribers subscribed to at least one of our digital cable services. Our high-speed Internet service with Internet access at downstream speeds from 6Mbps to 16Mbps, depending on the level of service selected, has been one of our fastest growing services over the past several years. As of December 31, 2006, approximately 25% of the homes in the areas we serve subscribed to our high-speed Internet service. Comcast Digital Voice, our phone service that provides unlimited local and domestic long-distance calling and other features, is our most recent cable service offering. As of December 31, 2006, approximately 6% of the homes in the areas we serve subscribed to Comcast Digital Voice. In 2006, we began offering our video, high-speed Internet and Comcast Digital Voice services in a package that we refer to as the “triple play.” In addition to cable services, other Cable segment revenue sources include advertising and the operation of our regional sports and news networks.

Our Programming segment consists of our consolidated national programming networks: E!, Style, The Golf Channel, VERSUS (formerly known as OLN), G4 and AZN Television. Revenue from our Programming segment is earned primarily from advertising revenues and from monthly per subscriber license fees paid by cable and satellite distributors.

Our other business interests include Comcast Spectacor, which owns the Philadelphia Flyers, the Philadelphia 76ers and two large multipurpose arenas in Philadelphia, and manages other facilities for sporting events, concerts and other events. Comcast Spectacor and all other consolidated businesses not included in our Cable or Programming segments are included in “Corporate and Other” activities.

On January 31, 2007, our Board of Directors approved a three-for-two stock split in the form of a 50% stock dividend (the “Stock Split”) payable on February 21, 2007, to shareholders of record on February 14, 2007. The number of shares outstanding and related amounts have been adjusted to reflect the Stock Split for all periods presented.

2006 Financial and Operational Highlights

•	consolidated revenue growth of 18.5% and consolidated operating income growth of 31.2%, both driven by results in our Cable segment

•

Cable segment revenue growth of 20.6% and growth in operating income before depreciation and amortization of 22.1%, both driven by revenue generating units (“RGUs”) growth and the success of our triple play offering, as well as growth from acquisitions

2006 Business Developments

•

completed transactions with Adelphia and Time Warner that resulted in a net increase of 1.7 million video subscribers, a net cash payment by us of approximately $1.5 billion and the disposition of our ownership interest in Time Warner Cable Inc. (“TWC”) and Time Warner Entertainment Company, L.P. (“TWE”), the assets of two cable system partnerships and the transfer of our previously owned cable systems in Los Angeles, Cleveland and Dallas. We collectively refer to these transactions as the “Adelphia and Time Warner transactions.”

•

initiated the dissolution of the Texas and Kansas City Cable Partnership (“TKCCP”) that resulted in our acquisition of cable systems serving Houston, Texas (approximately 700,000 video subscribers) in January 2007

•	acquired the cable systems of Susquehanna Communications serving approximately 200,000 video subscribers for approximately $775 million

•	acquired the 39.5% interest in E! Entertainment Television (which operates the E! and Style programming networks) that we did not already own for approximately $1.2 billion

•

participated in a consortium of investors (“SpectrumCo”) that acquired wireless spectrum licenses covering approximately 91% of the population in the United States for approximately $2.4 billion (our portion was $1.3 billion)

•

repurchased approximately 113 million shares (adjusted to reflect the Stock Split) of our Class A Special common stock pursuant to our Board-authorized share repurchase program for approximately $2.3 billion

Refer to Note 5 to our consolidated financial statements for information about acquisitions and other significant events.

25	Comcast 2006 Annual Report

The Areas We Serve

The map below highlights our 40 major markets with emphasis on our operations in the top 25 U.S. TV markets. Approximately 90% of our video subscribers are in the markets listed (subscribers in thousands).

*	As of January 1, 2007

The following provides further details of our highlights and insights into our consolidated financial statements, including discussion of our results of operations and our liquidity and capital resources. As a result of transferring our previously owned cable systems located in Los Angeles, Cleveland and Dallas (“Comcast Exchange Systems”), the operating results of the Comcast Exchange Systems are reported as discontinued operations for all periods presented.

Consolidated Operating Results

Year Ended December 31 (in millions)	2006	2005	2004	% Change 2005 to 2006	% Change 2004 to 2005
Revenues	$24,966	$21,075	$19,221	18.5%	9.6%
Costs and Expenses
Operating, Selling, General and Administrative (excluding depreciation)	15,524	13,003	12,041	19.4	8.0
Depreciation	3,828	3,413	3,197	12.2	6.8
Amortization	995	1,138	1,154	(12.5)	(1.5)
Operating Income	4,619	3,521	2,829	31.2	24.4
Other Income (Expense) Items, net	(1,025)	(1,801)	(1,086)	(43.1)	65.8
Income from Continuing Operations before Income Taxes and Minority Interest	3,594	1,720	1,743	109.0	(1.4)
Income Tax Expense	(1,347)	(873)	(801)	54.3	9.0
Income from Continuing Operations before Minority Interest	2,247	847	942	165.5	(10.2)
Minority Interest	(12)	(19)	(14)	(36.8)	35.7
Income from Continuing Operations	2,235	828	928	169.9	(10.8)
Discontinued Operations, net of Tax	298	100	42	198.0	138.1
Net Income	$2,533	$928	$970	173.0%	(4.3)%

All percentages are calculated based on actual amounts. Minor differences may exist due to rounding.

MD&A Comcast 2006 Annual Report	26

Consolidated Revenues

Our Cable and Programming segments accounted for substantially all of the increases in consolidated revenues for 2006 and 2005. Cable segment and Programming segment revenues are discussed separately below. The remaining changes relate to our other business activities, primarily Comcast Spectacor, whose revenues were negatively affected in 2005 by the National Hockey League (“NHL”) lockout.

Consolidated Operating, Selling, General and Administrative Expenses

Our Cable and Programming segments accounted for substantially all of the increases in consolidated operating, selling, general and administrative expenses for 2006 and 2005. Cable segment and Programming segment expenses are discussed separately below. The remaining changes relate to our other business activities, primarily Comcast Spectacor, and the impact of adopting Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS No. 123R”).

Effective January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective Approach. SFAS No. 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date, or the date of later modification, over the requisite service period. In addition, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

The incremental pretax share-based compensation expense recognized because of the adoption of SFAS No. 123R for the year ended December 31, 2006, was $126 million. Total share-based compensation expense recognized under SFAS No. 123R, including the incremental pretax share-based compensation expense, was $190 million for the year ended December 31, 2006. Share-based compensation expense is reflected in the operating results of each of our business segments. Refer to Note 10 and Note 14 to our consolidated financial statements for further details on our adoption of SFAS No. 123R.

Consolidated Depreciation and Amortization

The increases in depreciation expense for 2006 and 2005 are primarily a result of capital expenditures in our Cable segment and, in 2006, the depreciation associated with acquisitions of cable systems.

The decreases in amortization expense for 2006 and 2005 are primarily a result of decreases in the amortization of our franchise-related customer relationship intangible assets, partially offset by increased amortization expense related to software-related intangibles acquired in various transactions, and in 2006, the customer relationship intangible assets recorded in connection with the acquisitions of cable systems.

Segment Operating Results

Certain adjustments have been made in our segment presentation to be consistent with our management reporting presentation. These adjustments primarily relate to the adoption of SFAS No. 123R and are further discussed in Note 14 to our consolidated financial statements.

To measure the performance of our operating segments, we use operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets, and gains or losses from the sale of assets, if any. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital structure or investment activities. We use this measure to evaluate our consolidated operating performance, the operating performance of our operating segments, and to allocate resources and capital to our operating segments. It is also a significant performance measure in our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. Because we use this metric to measure our segment profit or loss, we reconcile it to operating income, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”) in the business segment footnote to our consolidated financial statements. You should not consider this measure a substitute for operating income (loss), net income (loss), net cash provided by operating activities, or other measures of performance or liquidity we have reported in accordance with GAAP.

Cable Segment Overview

Our cable systems simultaneously deliver video, high-speed Internet and phone services to our subscribers. The majority of our Cable segment revenue is earned from subscriptions to these cable services. Subscribers typically pay us monthly, based on their chosen level of service, number of services and the type of equipment they use, and generally may discontinue service at any time. We measure our success in selling subscription-based services to customers by a metric referred to as a revenue generating unit (“RGU”). Each individual cable service (basic cable, digital cable, high-speed Internet or phone service) that a subscriber receives represents one RGU. As of December 31, 2006, we had approximately

27	Comcast 2006 Annual Report MD&A

50.8 million RGUs. As a result of continued and growing demand for our existing and new products and services, including our triple play offering, as well as other factors discussed below, we have increased our revenues and operating income before depreciation and amortization.

Cable Segment Results of Operations

The comparability of the results of operations and subscriber information of our Cable segment are impacted by the Adelphia and Time Warner transactions (closed July 31, 2006) and the acquisition of the cable systems of Susquehanna Communications (closed

April 30, 2006). Further, consistent with our management reporting presentation, the operating results and subscriber information of the cable systems serving Houston, Texas have been included in the Cable segment beginning August 1, 2006. However, the operating results of the Houston cable systems are eliminated in our consolidated financial statements as TKCCP continued to be accounted for as an equity method investment for external financial reporting purposes until the Houston cable systems were actually acquired on January 1, 2007 (see Note 5). We collectively refer to these cable systems as the “newly acquired cable systems.” The newly acquired cable systems accounted for $1.7 billion of increased revenue in 2006.

Cable Segment Revenues

Video. We offer a full range of video services, ranging from a limited basic service and a digital starter service, to our full digital cable service, which provides access to over 250 channels, including premium and pay-per-view channels; ON DEMAND (which allows access to a library of movies, sports and news, starting a selection at any time, and pausing, rewinding and fast-forwarding selections); music channels; and an interactive, on-screen program guide (which allows navigating the channel lineup and ON DEMAND library). Digital cable subscribers may also subscribe to additional digital cable services, including DVR (which allows digital recording of programs, and pausing and rewinding of live television), and HDTV (which provides multiple channels in high definition).

As of December 31, 2006, approximately 52% of our video subscribers subscribed to at least one of our digital cable services, compared to approximately 45% and approximately 39% as of December 31, 2005 and 2004, respectively.

Year Ended December 31 (in millions)	2006	2005	2004	% Change 2005 to 2006	% Change 2004 to 2005
Video	$15,096	$12,918	$12,211	16.9%	5.8%
High-speed Internet	4,986	3,757	2,938	32.7	27.9
Phone	913	617	620	48.0	(0.5)
Advertising	1,537	1,272	1,206	20.8	5.4
Other	851	789	654	7.8	20.7
Franchise fees	717	634	601	13.1	5.3
Revenues	24,100	19,987	18,230	20.6	9.6
Operating expenses	8,600	7,041	6,656	22.1	5.8
Selling, general and administrative expenses	5,796	4,999	4,634	15.9	7.8
Operating income before depreciation and amortization	$9,704	$7,947	$6,940	22.1%	14.5%

MD&A Comcast 2006 Annual Report	28

Revenues increased as a result of higher pricing on our basic video service, growth in our digital cable services and, in 2006, the addition of our newly acquired cable systems. Our newly acquired cable systems added approximately 3.7 million video subscribers and contributed $1.143 billion of our video revenue growth for the year ended December 31, 2006. As a result of these factors, our average monthly video revenue per video subscriber increased from $50 in 2004 to $57 in 2006.

High-Speed Internet. We offer high-speed Internet service with Internet access at downstream speeds from 6Mbps to 16Mbps, depending on the level of service selected. This service also includes our interactive portal, Comcast.net, which provides multiple e-mail addresses and online storage, as well as a variety of proprietary content and value-added features and enhancements that are designed to take advantage of the speed of the Internet service we provide.

Revenues increased in 2006 and 2005 as a result of subscriber growth and, in 2006, the addition of our newly acquired cable systems. As of December 31, 2006, 24.5% of our homes passed subscribed to our high-speed Internet service, compared to 21.1% and 17.8% as of December 31, 2005 and 2004, respectively. Our newly acquired cable systems added approximately 1.7 million high-speed Internet subscribers and contributed $379 million of our high-speed Internet revenue growth for the year ended December 31, 2006. Average monthly revenue per high-speed Internet subscriber has remained relatively stable between $42 and $43 from 2004 through 2006. The rate of subscriber and revenue growth may slow as the market continues to mature and competition increases.

Phone. We offer Comcast Digital Voice, our IP-enabled phone service that provides unlimited local and domestic long-distance calling and includes such features as Voice Mail, Caller ID and Call Waiting. Comcast Digital Voice was available to 32 million homes as of December 31, 2006. We expect that by the end of 2007 approximately 85% of our homes passed will have access to Comcast Digital Voice. In some areas, we provide our circuit-switched local phone service. Subscribers to this service have access to a full array of calling features and third-party long-distance services.

Revenues increased in 2006 as a result of the increase in Comcast Digital Voice subscribers, partially offset by the loss of approximately 300,000 circuit-switched subscribers. Our newly acquired cable systems added approximately 156,000 phone subscribers and contributed $40 million of our phone revenue growth for the year ended December 31, 2006. The decrease in phone revenues in 2005 from 2004 was primarily the result of a reduction in the number of circuit-switched phone subscribers as we began the deployment of Comcast Digital Voice. We expect the number of phone subscribers will grow as we expand Comcast Digital Voice to new markets in 2007. We expect the number of subscribers to our circuit-switched local phone service to continue to decrease in 2007 as our marketing efforts are now focused on Comcast Digital Voice.

29	Comcast 2006 Annual Report MD&A

Advertising. As part of our programming license agreements with programming networks, we receive an allocation of scheduled advertising time that we may sell to local, regional and national advertisers. We also coordinate the advertising sales efforts of other cable operators in some markets, and in other markets we have formed and operate advertising interconnects, which establish a physical, direct link between multiple cable systems and provide for the sale of regional and national advertising across larger geographic areas than could be provided by a single cable operator.

Advertising revenues increased in 2006 as a result of the strong growth in political advertising and the addition of our newly acquired cable systems. We expect slower growth in our advertising revenues in 2007, primarily as a result of lower levels of political advertising.

Other. We also generate revenues from our regional sports and news networks, video installation services, commissions from third-party electronic retailing, and fees for other services, such as providing businesses with data connectivity and networked applications. Our regional sports and news networks include Comcast SportsNet (Philadelphia), Comcast SportsNet Mid-Atlantic (Baltimore/Washington), Cable Sports Southeast, CN8 — The Comcast Network, Comcast SportsNet Chicago, Comcast SportsNet West (Sacramento) and MountainWest Sports Network. These networks earn revenue through the sale of advertising time and receive programming license fees paid by cable and satellite distributors.

Franchise Fees. Our franchise fee revenues represent the pass-through to our subscribers of the fees required to be paid to state and local franchising authorities. Under the terms of our franchise agreements, we are generally required to pay up to 5% of our gross video revenues to the local franchising authority. The increases in franchise fees are primarily a result of the increases in our revenues upon which the fees apply.

Total Cable Segment Revenue. As a result of the growth in revenues from our products and services, we have been able to increase our total average monthly revenue per video subscriber (including all revenue sources) from approximately $77 in 2004 to approximately $95 in 2006.

Cable Segment Expenses

We continue to focus on controlling the growth of expenses. Our operating margins (operating income before depreciation and amortization as a percentage of revenue) were 40.2%, 39.8% and 38.1% for the years ended December 31, 2006, 2005 and 2004, respectively.

Cable Segment Operating Expenses. Cable programming expenses, our largest expense, are the fees we pay to programming networks to license the programming we package, offer and distribute to our cable subscribers. These expenses are affected by changes in the rates charged by programming networks, the number of subscribers and the programming options we offer to subscribers. Cable programming expenses increased to $4.9 billion in 2006 as a result of increases in rates and the newly acquired cable systems, from $4.1 billion in 2005 and $3.9 billion in 2004. We anticipate our cable programming expenses will increase in the future, as the fees charged by programming networks increase and as we provide additional channels and ON DEMAND programming options to our subscribers. We anticipate that these increases may be mitigated to some extent by volume discounts.

Other operating expenses increased to $3.7 billion in 2006 from $2.9 billion in 2005 and $2.8 billion in 2004. In 2006, our newly acquired cable systems contributed approximately $650 million of our increases in other operating expenses. The remaining increases in 2006 were primarily a result of growth in the number of subscribers to our cable services, which required additional personnel to handle service calls and provide customer support, and costs associated with the delivery of these services. The increase in 2005 was primarily a result of increases in our technical services group due to the launch of Comcast Digital Voice, the deployment of digital simulcasting, the implementation of a new provisioning system and, to a lesser degree, the repair of our cable systems as a result of weather-related damage.

MD&A Comcast 2006 Annual Report	30

Cable Segment Selling, General and Administrative Expenses.

Selling, general and administrative expenses increased $797 million to $5.8 billion in 2006. In 2006, our newly acquired cable systems contributed approximately $400 million of our increases in sellin general and administrative expenses. The remaining increases in 2006 were primarily a result of growth in the number of subscribers to our cable services, which required additional employees to handle customer service, marketing and other administrative costs. The increase in 2005 was primarily a result of the launch of Comcast Digital Voice, the deployment of digital simulcasting and the implementation of a new provisioning system.

Programming Segment Overview

Our Programming segment consists of our consolidated national programming networks:

Programming Network	Approximate U.S. Subscribers (in millions)	Description
E!	81	Pop culture and entertainment-related programming
Style	37	Lifestyle-related programming
The Golf Channel	63	Golf and golf-related programming
VERSUS	61	Sports and leisure programming
G4	53	Gamer lifestyle programming
AZN Television	14	Asian American programming

We also own interests in MGM (20%), iN DEMAND (54%), TV One (33%), PBS KIDS Sprout (40%), FEARnet (33%) and ExerciseTV (55%). The operating results of these entities are not included in our Programming segment’s operating results as they are presented in equity in net (losses) income of affiliates, net or Corporate and Other activities.

Programming Segment Results of Operations

Year Ended December 31 (in millions)	2006	2005	2004	% Change 2005 to 2006	% Change 2004 to 2005
Revenues	$1,053	$919	$787	14.6%	16.7%
Operating, selling, general and administrative expenses	812	647	518	25.6	24.7
Operating income before depreciation and amortization	$241	$272	$269	(11.4)%	1.3%

Programming Segment Revenues

Revenues from our Programming segment are earned primarily from the sale of advertising time and from monthly per subscriber license fees paid by cable and satellite distributors. Programming revenues for 2006 and 2005 increased as a result of increases in advertising and license fee revenues. For 2006, 2005 and 2004, approximately 11% to 12% of our Programming segment revenues were generated from our Cable segment and are eliminated in our consolidated financial statements, but are included in the amounts presented above.

Programming Segment Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses consist mainly of the cost of producing television programs and live events, the purchase of programming rights, marketing and promoting our programming networks, and administrative costs. Programming expenses for 2006 and 2005 increased as a result of an increase in production and programming rights costs for new and live event programming for our programming networks, including the NHL on VERSUS, and a corresponding increase in marketing expenses for this programming. The full-year impact of our 2004 acquisitions of TechTV and AZN Television also contributed to the growth in

2005 expenses. We have and expect to continue to invest in new and live event programming, such as our recent rights agreement with the PGA TOUR, that will cause our Programming segment expenses to increase in the future.

Consolidated Other Income (Expense) Items

Year Ended December 31 (in millions)	2006	2005	2004
Interest expense	$(2,064)	$(1,795)	$(1,874)
Investment income (loss), net	990	89	472
Equity in net (losses) income of affiliates, net	(124)	(42)	(81)
Other income (expense)	173	(53)	397
Total	$(1,025)	$(1,801)	$(1,086)

Interest Expense

The increase in interest expense for 2006 from 2005 was primarily the result of an increase in our average debt outstanding and higher interest rates on our variable-rate debt, as well as $57 million of gains recognized in 2005 in connection with the early extinguishment of some of our debt facilities. The decrease in interest expense for 2005

31	Comcast 2006 Annual Report MD&A

from 2004 was primarily the result of $57 million of gains recognized in 2005 and $69 million of losses recognized in 2004 in connection with the early extinguishment of some of our debt facilities, partially offset by the effects of higher interest rates on variable-rate debt in 2005.

Investment Income (Loss), Net

The components of investment income (loss), net for 2006, 2005 and 2004 are presented in a table in Note 6 to our consolidated financial statements. In connection with the Adelphia and Time Warner transactions, we recognized gains of approximately $646 million for the year ended December 31, 2006.

We have entered into derivative financial instruments that we account for at fair value and which economically hedge the market price fluctuations in the common stock of substantially all of our investments accounted for as trading securities. The differences between the unrealized gains (losses) on trading securities and the mark to market adjustments on derivatives related to trading securities, as presented in the table in Note 6, result from one or more of the following:

•	we did not maintain an economic hedge for our entire investment in the security during some or all of the period

•	there were changes in the derivative valuation assumptions such as interest rates, volatility and dividend policy

•	the magnitude of the difference between the market price of the underlying security to which the derivative relates and the strike price of the derivative

•	the change in the time value component of the derivative value during the period

•	the security to which the derivative relates changed due to a corporate reorganization of the issuing company to a security with a different volatility rate

Equity in Net (losses) Income of Affiliates, Net

The increase in equity in net losses of affiliates for 2006 from 2005 was primarily a result of other-than-temporary impairment charges recognized in 2006. The decrease in equity in net losses of affiliates for 2005 from 2004 was primarily a result of changes in the net income or loss of our equity investees.

Other Income (Expense)

Other income for 2006 consisted principally of $170 million of gains on the sales of investment assets. Other expense for 2005 consisted principally of a $170 million payment representing our share of the settlement amount related to certain of AT&T’s litigation with At Home, partially offset by a $24 million gain on the exchange of one of our equity method investments and $62 million of gains recognized on the sale or restructuring of investment assets in 2005. Other income for 2004 consisted principally of the

$250 million reduction in the estimated fair value liability associated with the securities litigation of an acquired company and the $94 million gain recognized on the sale of our investment in DHC Ventures, LLC (“Discovery Health Channel”).

Income Tax Expense

Our effective income tax rate was 37.5%, 50.7% and 45.9% for 2006, 2005 and 2004, respectively. Tax expense reflects an effective income tax rate that differs from the federal statutory rate primarily as a result of state income taxes and adjustments to prior year accruals, including related interest. Adjustments to prior year accruals in 2006 are principally related to the favorable resolution of issues and revised estimates of the outcome of unresolved issues with various taxing authorities.

Discontinued Operations

The operating results of our previously owned cable systems located in Los Angeles, Dallas and Cleveland, reported as discontinued operations for 2006, include seven months of operations, as the closing date of the transaction was July 31, 2006. For 2005 and 2004, results include 12 months of operations. As a result of the exchange transaction, we recognized a gain on the sale of these systems of $195 million, net of tax of $541 million (see Note 5). The effective tax rate on the gain is higher than the federal statutory rate primarily as a result of the nondeductible amounts attributed to goodwill.

Liquidity and Capital Resources

As we describe further below, our businesses generate significant cash flow from operating activities. The proceeds from monetizing our nonstrategic investments have also provided us with a significant source of cash flow. We believe that we will be able to meet our current and long-term liquidity and capital requirements, including fixed charges, through our cash flow from operating activities, existing cash, cash equivalents and investments; through available borrowings under our existing credit facilities; and through our ability to obtain future external financing. We anticipate continuing to use a substantial portion of our cash flow to fund our capital expenditures, invest in business opportunities and repurchase our stock.

Operating Activities

Net cash provided by operating activities amounted to $6.618 billion for 2006, primarily as a result of our operating income before depreciation and amortization, the timing of interest and income tax payments, and changes in other operating assets and liabilities.

Financing Activities

Net cash provided by financing activities was $3.546 billion for 2006, and consisted principally of our proceeds from borrowings of

MD&A Comcast 2006 Annual Report	32

$7.497 billion, partially offset by our debt repayments of $2.039 billion, and our repurchase of approximately 113 million shares of our Class A Special common stock at a weighted-average share price of $20.76 for $2.347 billion (recognized on a settlement date or cash basis and adjusted to reflect the Stock Split). We have made, and may from time to time in the future make, optional repayments on our debt obligations, which may include repurchases of our outstanding public notes and debentures, depending on various factors, such as market conditions. See Note 8 to our consolidated financial statements for further discussion of our financing activities, including details of our debt repayments and borrowings.

Available Borrowings Under Credit Facilities

We traditionally maintain significant availability under lines of credit and our commercial paper program to meet our short-term liquidity requirements. As of December 31, 2006, amounts available under these facilities totaled $4.464 billion.

Debt Covenants

We and our cable subsidiaries that have provided guarantees (see Note 8) are subject to the covenants and restrictions set forth in the indentures governing our public debt securities and in the credit agreement governing our bank credit facilities. We and the guarantors are in compliance with the covenants, and we believe that neither the covenants nor the restrictions in our indentures or loan documents will limit our ability to operate our business or raise additional capital. Our covenants are tested on an ongoing basis. The only financial covenant in our $5.0 billion revolving credit facility relates to leverage (ratio of debt to operating income before depreciation and amortization), which we met by a significant margin as of December 31, 2006. Our ability to comply with this financial covenant in the future does not depend on further debt reduction or on improved operating results.

Share Repurchase Program

As of December 31, 2006, the maximum dollar value of shares remaining that may be repurchased under our Board-authorized share repurchase program was approximately $3 billion. We expect such repurchases to continue from time to time in the open market or in private transactions, subject to market conditions.

Investing Activities

Net cash used in investing activities was $9.872 billion for 2006 and consists principally of cash paid for acquisitions of $5.110 billion (primarily related to the Adelphia transaction, Susquehanna Communications acquisition and the acquisition of our additional interest in E! Entertainment Television), capital expenditures of $4.395 billion, and investments of $2.812 billion (primarily related to our interest in SpectrumCo and the additional funding related to the dissolution of TKCCP). These cash outflows were partially offset by proceeds from sales, settlements and restructuring of investments of $2.720 billion (primarily related to our disposition of our ownership interest in TWE and TWC).

Refer to Notes 5, 6 and 7 to our consolidated financial statements for a discussion of our acquisitions and other significant events, investments, and our intangible assets, respectively.

Capital Expenditures

Our most significant recurring investing activity has been capital expenditures, and we expect that this will continue in the future. The following chart illustrates the capital expenditures we incurred in our Cable segment from 2004 through 2006:

In 2006, approximately 75% of Cable capital expenditures were variable and directly associated with continued and growing demand for our existing and new products and services, which leads to increases in RGUs. The amounts of capital expenditures in our Programming segment and our other business activities have not been significant and have been relatively stable from 2004 through 2006. The amounts of our capital expenditures for 2007 and for subsequent years will depend on numerous factors, including acquisitions, competition, changes in technology and the timing and rate of deployment of new services.

33	Comcast 2006 Annual Report MD&A

Interest Rate Risk Management

We maintain a mix of fixed and variable-rate debt. Approximately 94% of our total debt of $28.975 billion is at fixed rates with the remaining at variable rates. We are exposed to the market risk of adverse changes in interest rates. In order to manage the cost and volatility relating to the interest cost of our outstanding debt, we enter into various interest rate risk management derivative transactions pursuant to our policies.

We monitor our interest rate risk exposures using techniques that include market value and sensitivity analyses. We do not hold or issue any derivative financial instruments for speculative purposes and we are not a party to any leveraged derivative instruments.

We manage the credit risks associated with our derivative financial instruments through the evaluation and monitoring of the creditworthiness of the counterparties. Although we may be exposed to losses in the event of nonperformance by the counterparties, we do not expect such losses, if any, to be significant.

Our interest rate derivative financial instruments, which can include swaps, rate locks, caps and collars, represent an integral part of our interest rate risk management program. Our interest rate derivative financial instruments reduced the portion of our total debt at fixed-rates from 94% to 83% as of December 31, 2006. The effect of our interest rate derivative financial instruments increased our interest expense by approximately $39 million in 2006, and decreased our interest expense by approximately $16 million and $66 million in 2005 and 2004, respectively. Interest rate risk management instruments may have a significant effect on our interest expense in the future.

The table set forth below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of December 31, 2006:

(in millions)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value 12/31/06
Debt
Fixed-Rate	$908	$1,474	$990	$1,109	$1,741	$20,982	$27,204	$28,923
Average Interest Rate	8.3%	7.3%	7.5%	5.7%	6.4%	7.2%	7.2%
Variable-Rate	$75	$194	$1,259	$211	$26	$6	$1,771	$1,771
Average Interest Rate	5.8%	5.5%	5.3%	5.1%	5.9%	6.8%	5.3%
Interest Rate Instruments(a)
Fixed to Variable Swaps	$—	$600	$750	$200	$750	$900	$3,200	$(103)
Average Pay Rate	—%	7.2%	7.0%	6.1%	6.1%	5.4%	6.3%
Average Receive Rate	—%	6.2%	6.9%	5.9%	5.5%	5.3%	5.9%

(a)	We did not have any variable to fixed swaps as of December 31, 2006.

We use the notional amounts on the instruments to calculate the interest to be paid or received. The notional amounts do not represent the amount of our exposure to credit loss. The estimated fair value approximates the payments necessary to settle the outstanding contracts. We estimate interest rates on variable debt using the average implied forward London Interbank Offered Rate (“LIBOR”) rates for the year of maturity based on the yield curve in effect on December 31, 2006, plus the applicable margin in effect on December 31, 2006. We estimate the floating rates on our swaps using the average implied forward LIBOR for the year of maturity based on the yield curve in effect on December 31, 2006.

As a matter of practice, we typically do not structure our financial contracts to include credit-ratings-based triggers that could affect our liquidity. In the ordinary course of business, some of our swaps could be subject to termination provisions if we do not maintain investment grade credit ratings. As of December 31, 2006, and 2005, the estimated fair value of those swaps was a liability of $60 million and $69 million, respectively. The amount to be paid or received upon termination, if any, would be based upon the fair value of those outstanding contracts at that time.

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

To limit our exposure to and benefits from price fluctuations in the common stock of some of our investments, we use equity derivative financial instruments. These derivative financial instruments include equity collar agreements, prepaid forward sales agreements and indexed or exchangeable debt instruments and are accounted for at fair value.

MD&A Comcast 2006 Annual Report	34

Except as described in “ Investment Income (Loss), Net” (see above), the changes in the fair value of our investments that we accounted for as trading securities were substantially offset by the changes in the fair values of the equity derivative financial instruments.

Refer to Note 2 to our consolidated financial statements for a discussion of our accounting policies for derivative financial instruments and to Note 6 and Note 8 to our consolidated financial statements for discussions of our derivative financial instruments.

Contractual Obligations

Our unconditional contractual obligations as of December 31, 2006, which consist primarily of our debt obligations and their amounts in future periods, are summarized in the following table:

	Payments Due by Period
(in millions)	Total	Year 1	Years 2 – 3	Years 4 – 5	More than 5
Debt obligations(a)	$28,909	$962	$3,900	$3,079	$20,968
Capital lease obligations	66	21	17	8	20
Operating lease obligations	1,614	292	491	253	578
Purchase obligations(b)	12,068	3,809	3,056	2,150	3,053
Other long-term liabilities reflected on the balance sheet:
Acquisition-related obligations(c)	364	271	75	11	7
Other long-term obligations(d)	4,361	283	449	207	3,422
Total	$47,382	$5,638	$7,989	$5,707	$28,048

Refer to Note 8 (long-term debt) and Note 13 (commitments) to our consolidated financial statements.

(a) Excludes interest payments.

(b) Purchase obligations consist of agreements to purchase goods and services that are legally binding on us and specify all significant terms, including fixed or minimum quantities to be purchased and price provisions. Our purchase obligations primarily relate to our Cable segment, including contracts with programming networks, customer premise equipment manufacturers, communication vendors, other cable operators for which we provide advertising sales representation, and other contracts entered into in the normal course of business. We also have purchase obligations through Comcast Spectacor for the players and coaches of our professional sports teams. We did not include contracts with immaterial future commitments.

(c) Acquisition-related obligations consist primarily of costs related to terminated employees, costs relating to exiting contractual obligations, and other assumed contractual obligations of the acquired entity.

(d) Other long-term obligations consist primarily of our prepaid forward sales transactions of equity securities we hold, subsidiary preferred shares, deferred compensation obligations, pension, postretirement and postemployment benefit obligations, and programming rights payable under license agreements.

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

Valuation and Impairment Testing of Cable Franchise Rights

Our largest asset, our cable franchise rights, results from agreements we have with state and local governments that allow us to construct and operate a cable business within a specified geographic area. The value of a franchise is derived from the economic

35	Comcast 2006 Annual Report MD&A

benefits we receive from the right to solicit new subscribers and to market new services such as additional digital cable services, high speed Internet and phone services in a particular service area. The amounts we record for cable franchise rights are primarily the result of cable system acquisitions. Typically when we acquire a cable system, the most significant asset we record is the value of the franchise intangible. Often these cable system acquisitions include multiple franchise areas. We currently serve approximately 6,000 franchise areas in the United States.

We have concluded that our cable franchise rights have an indefinite useful life since there are no legal, regulatory, contractual, competitive, economic or other factors which limit the period over which these rights will contribute to our cash flows. Accordingly, we do not amortize our cable franchise rights but assess the carrying value of our cable franchise rights annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount may exceed its fair value (the “impairment test”) in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

If we determine the value of our cable franchise rights is less than the carrying amount, we recognize an impairment charge for the difference between the estimated fair value and the carrying value of the assets. For the purpose of our impairment testing, we have grouped the recorded values of our various cable franchise rights into geographic regions. We evaluate these groups periodically to ensure impairment testing is performed at an appropriate level. We estimate the fair value of our cable franchise rights primarily based on a discounted cash flow analysis that involves significant judgment in developing individual assumptions for each of the geographic regions, including long-term growth rate and discount rate assumptions. We have not recorded any significant impairment charges as a result of our impairment testing.

We could record impairment charges in the future if there are changes in market conditions, operating results, federal or state regulations, or groupings of the geographic regions in which we test for impairment, in any such case that prevent us from recovering the carrying value of these cable franchise rights. At our last impairment test date, the amounts by which the estimated fair value of our cable franchise rights exceeded the carrying value for our geographic regions ranged from zero to in excess of $2.0 billion. A 10% decline in the estimated fair value of the cable franchise rights for each of these regions would result in an impairment in three of these regions and an impairment charge of approximately $540 million.

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

In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. We adjust our estimates periodically because of ongoing examinations by and settlements with the various taxing authorities, as well as changes in tax laws, regulations and precedent. The effects on our financial statements of income tax uncertainties that arise in connection with business combinations and those associated with entities acquired in business combinations are discussed in Note 2 to our consolidated financial statements. The consolidated tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. We believe that adequate accruals have been made for income taxes. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flow of any one period.

Legal Contingencies

We are subject to legal, regulatory and other proceedings and claims that arise in the ordinary course of our business and, in certain cases, those that we assume from an acquired entity in a business combination. We record an estimated liability for those proceedings and claims arising in the ordinary course of business based upon the probable and reasonably estimable criteria contained in SFAS No. 5, “Accounting for Contingencies.” For those litigation contingencies assumed in a business combination, we record a liability based on estimated fair value when we can determine such fair value. We review outstanding claims with internal as well as external counsel to assess the probability and the estimates of loss. We reassess the risk of loss as new information becomes available, and we adjust liabilities as appropriate. The actual cost of resolving a claim may be substantially different from the amount of the liability recorded. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flow of any one period.

MD&A Comcast 2006 Annual Report	36

Report of Management

Management’s Report on Financial Statements

Our management is responsible for the preparation, integrity and fair presentation of information in our consolidated financial statements, including estimates and judgments. The consolidated financial statements presented in this report have been prepared in accordance with accounting principles generally accepted in the United States. Our management believes the consolidated financial statements and other financial information included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in this report. The consolidated financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets.

•

Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

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

Brian L. Roberts	John R. Alchin	Lawrence S. Smith	Lawrence J. Salva
Chairman and CEO	Executive Vice President,	Executive Vice President and	Senior Vice President,
	Co-Chief Financial Officer	Co-Chief Financial Officer	Chief Accounting Officer
	and Treasurer		and Controller

37	Comcast 2006 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Comcast Corporation

Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheet of Comcast Corporation and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2006. We also have audited management’s assessment, included under the caption Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comcast Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share Based Payments,” effective January 1, 2006.

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 23, 2007

Comcast 2006 Annual Report	38

Consolidated Balance Sheet

December 31 (in millions, except share data)	2006	2005
Assets
Current Assets
Cash and cash equivalents	$1,239	$947
Investments	1,735	148
Accounts receivable, less allowance for doubtful accounts of $157 and $ 132	1,450	1,008
Other current assets	778	685
Current assets of discontinued operations	—	60
Total current assets	5,202	2,848
Investments	8,847	12,675
Property and equipment, net of accumulated depreciation of $15,506 and $ 12,079	21,248	17,704
Franchise rights	55,927	48,804
Goodwill	13,768	13,498
Other intangible assets, net of accumulated amortization of $5,543 and $ 4,635	4,881	3,118
Other noncurrent assets, net	532	635
Noncurrent assets of discontinued operations, net	—	4,118
	$110,405	$103,400

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued expenses related to trade creditors	$2,862	$2,239
Accrued salaries and wages	453	360
Other current liabilities	2,579	2,122
Deferred income taxes	563	2
Current portion of long-term debt	983	1,689
Current liabilities of discontinued operations	—	112
Total current liabilities	7,440	6,524
Long-term debt, less current portion	27,992	21,682
Deferred income taxes	27,089	27,370
Other noncurrent liabilities	6,476	6,920
Noncurrent liabilities of discontinued operations	—	28
Minority interest	241	657
Commitments and contingencies ( Note 13)
Stockholders’ equity
Preferred stock — authorized 20,000,000 shares; issued, zero	—	—
Class A common stock, $0.01 par value — authorized, 7,500,000,000 shares; issued, 2,425,818,710 and 2,410,511,727; outstanding, 2,060,357,960, and 2,045,050,977	24	24
Class A Special common stock, $0.01 par value — authorized, 7,500,000,000 shares; issued 1,120,659,771 and 1,224,368,823; outstanding, 1,049,725,007 and 1,153,434,059	11	12
Class B common stock, $0.01 par value — authorized, 75,000,000 shares; issued and outstanding, 9,444,375	—	—
Additional capital	42,401	42,989
Retained earnings	6,214	4,825
Treasury stock, 365,460,750 Class A common shares and 70,934,764 Class A Special common shares	(7,517)	(7,517)
Accumulated other comprehensive income (loss)	34	(114)
Total stockholders’ equity	41,167	40,219
	$110,405	$103,400

See notes to consolidated financial statements.

39	Comcast 2006 Annual Report

Consolidated Statement of Operations

Year Ended December 31 (in millions, except per share data)	2006	2005	2004
Revenues	$24,966	$21,075	$19,221
Costs and Expenses
Operating (excluding depreciation)	9,010	7,513	7,036
Selling, general and administrative	6,514	5,490	5,005
Depreciation	3,828	3,413	3,197
Amortization	995	1,138	1,154
	20,347	17,554	16,392
Operating income	4,619	3,521	2,829
Other Income (Expense)
Interest expense	(2,064)	(1,795)	(1,874)
Investment income (loss), net	990	89	472
Equity in net (losses) income of affiliates, net	(124)	(42)	(81)
Other income (expense)	173	(53)	397
	(1,025)	(1,801)	(1,086)
Income from continuing operations before income taxes and minority interest	3,594	1,720	1,743
Income tax expense	(1,347)	(873)	(801)
Income from continuing operations before minority interest	2,247	847	942
Minority interest	(12)	(19)	(14)
Income from continuing operations	2,235	828	928
Income from discontinued operations, net of tax	103	100	42
Gain on discontinued operations, net of tax	195	—	—
Net Income	$2,533	$928	$970
Basic earnings for common stockholders per common share
Income from continuing operations	$0.71	$0.25	$0.28
Income from discontinued operations	0.03	0.03	0.01
Gain on discontinued operations	0.06	—	—
Net income	$0.80	$0.28	$0.29
Diluted earnings for common stockholders per common share
Income from continuing operations	$0.70	$0.25	$0.28
Income from discontinued operations	0.03	0.03	0.01
Gain on discontinued operations	0.06	—	—
Net income	$0.79	$0.28	$0.29

See notes to consolidated financial statements.

Comcast 2006 Annual Report	40

Consolidated Statement of Cash Flows

Year Ended December 31 (in millions)	2006	2005	2004
Operating Activities
Net income	$2,533	$928	$970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,828	3,413	3,197
Amortization	995	1,138	1,154
Depreciation and amortization of discontinued operations	139	253	272
Share-based compensation expenses	190	56	33
Noncash interest expense, net	99	8	33
Equity in net losses (income) of affiliates, net	124	42	81
(Gains) losses on investments and noncash other (income) expense, net	(979)	(54)	(703)
Gain on discontinued operations	(736)	—	—
Noncash contribution expense	33	10	25
Minority interest	12	19	14
Deferred income taxes	674	183	531
Proceeds from sales of trading securities	—	—	680
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Change in accounts receivable, net	(357)	(97)	(54)
Change in accounts payable and accrued expenses related to trade creditors	560	(152)	(163)
Change in other operating assets and liabilities	(497)	(912)	12
Net cash provided by (used in) operating activities	6,618	4,835	6,082
Financing Activities
Proceeds from borrowings	7,497	3,978	1,030
Retirements and repayments of debt	(2,039)	(2,706)	(2,323)
Repurchases of common stock	(2,347)	(2,313)	(1,361)
Issuances of common stock	410	93	113
Other	25	15	25
Net cash provided by (used in) financing activities	3,546	(933)	(2,516)
Investing Activities
Capital expenditures	(4,395)	(3,621)	(3,660)
Cash paid for intangible assets	(306)	(281)	(615)
Acquisitions, net of cash acquired	(5,110)	(199)	(296)
Proceeds from sales and restructuring of investments	2,720	861	228
Purchases of investments	(2,812)	(306)	(156)
Proceeds from sales (purchases) of short-term investments, net	33	(86)	(13)
Proceeds from settlement of contract of acquired company	—	—	26
Other	(2)	(116)	(26)
Net cash provided by (used in) investing activities	(9,872)	(3,748)	(4,512)
Increase (decrease) in cash and cash equivalents	292	154	(946)
Cash and cash equivalents, beginning of year	947	793	1,739
Cash and cash equivalents, end of year	$1,239	$947	$793

See notes to consolidated financial statements.

41	Comcast 2006 Annual Report

Consolidated Statement of Stockholders’ Equity

							Accumulated Other Comprehensive Income (Loss)
	Common Stock Class
(in millions)	A	Special	B	Additional Capital	Retained Earnings	Treasury Stock At Cost	Unrealized Gains (Losses)	Cumulative Translation Adjustments	Minimum Pension Liability	Total
Balance, January 1, 2004	$24	$14	$—	$44,729	$4,552	$(7,517)	$(112)	$(28)	$—	$41,662
Comprehensive income:
Net income					970
Reclassification adjustments for losses included in net income, net of deferred taxes							1
Cumulative translation adjustments								20
Total comprehensive income										991
Stock compensation plans				130	(73)					57
Repurchase and retirement of common stock		(1)		(757)	(558)					(1,316)
Employee stock purchase plan				28						28
Balance, December 31, 2004	24	13	—	44,130	4,891	(7,517)	(111)	(8)	—	41,422
Comprehensive income:
Net income					928
Unrealized gains on marketable securities, net of deferred taxes of $ 11							20
Reclassification adjustments for income included in net income, net of deferred taxes of $ 2							(4)
Minimum pension liability, net of deferred taxes of $ 7									(12)
Cumulative translation adjustments								1
Total comprehensive income										933
Stock compensation plans				120						120
Repurchase and retirement of common stock		(1)		(1,294)	(994)					(2,289)
Employee stock purchase plan				33						33
Balance, December 31, 2005	24	12	—	42,989	4,825	(7,517)	(95)	(7)	(12)	40,219
Comprehensive income:
Net income					2,533
Unrealized gains on marketable securities, net of deferred taxes of $ 69							128
Reclassification adjustments for income included in net income, net of deferred taxes of $ 6							11
Minimum pension liability, net of deferred taxes of $ 4									7
Cumulative translation adjustments								2
Total comprehensive income										2,681
Stock compensation plans				604	(33)					571
Repurchase and retirement of common stock		(1)		(1,235)	(1,111)					(2,347)
Employee stock purchase plan				43						43
Balance, December 31, 2006	$24	$11	$—	$42,401	$6,214	$(7,517)	$44	$(5)	$(5)	$41,167

See notes to consolidated financial statements.

Comcast 2006 Annual Report	42

Notes to Consolidated Financial Statements

Note 1: Organization and Business

We are a Pennsylvania corporation and were incorporated in December 2001. Through our predecessors, we have developed, managed and operated cable systems since 1963. We classify our operations in two reportable segments: Cable and Programming.

Our Cable segment is principally involved in the management and operation of cable systems in the United States. As of December 31, 2006, we served approximately 23.4 million video subscribers, 11 million high-speed Internet subscribers and 2.4 million phone subscribers. Our regional sports and news networks are included in our Cable segment because they derive a substantial portion of their revenues from our cable operations.

Our Programming segment operates our consolidated national programming networks: E!, Style, The Golf Channel, VERSUS (formerly known as OLN), G4 and AZN Television.

Our other businesses consist principally of Comcast Spectacor, which owns the Philadelphia Flyers, the Philadelphia 76ers and two large multipurpose arenas in Philadelphia, and manages other facilities for sporting events, concerts and other special events, and our corporate activities. We also own equity method investments in other programming networks.

Stock Split

On January 31, 2007, our Board of Directors approved a three-for-two stock split in the form of a 50% stock dividend (the “Stock Split”) payable on February 21, 2007, to shareholders of record on February 14, 2007. The stock dividend was in the form of an additional 0.5 share for every share held and was payable in shares of Class A common stock on the existing Class A common stock and payable in shares of Class A Special common stock on the existing Class A Special common stock and Class B common stock with cash being paid in lieu of fractional shares. Our stock began trading ex-dividend on February 22, 2007. The number of shares outstanding and related prices, per share amounts, share conversions and share-based data have been adjusted to reflect the Stock Split for all periods presented.

Note 2: Summary of Significant Accounting policies

Basis of Consolidation

The accompanying consolidated financial statements include (i) all of our accounts, (ii) all entities in which we have a controlling voting interest (“subsidiaries”) and (iii) variable interest entities (“VIEs”) required to be consolidated in accordance with generally accepted accounting principles in the United States (“GAAP”). We have eliminated all significant intercompany accounts and transactions among consolidated entities.

Our Use of Estimates

We prepare our consolidated financial statements in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items, such as allowances for doubtful accounts, investments, derivative financial instruments, asset impairment, nonmonetary transactions, certain acquisition-related liabilities, programming-related liabilities, pensions and other postretirement benefits, revenue recognition, depreciation and amortization, income taxes and legal contingencies.

Fair Values

We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. We based these fair value estimates on pertinent information available to us as of December 31, 2006 and 2005.

Cash Equivalents

The carrying amounts of our cash equivalents approximate their fair value. Our cash equivalents principally consist of commercial paper, money market funds, U.S. government obligations and certificates of deposit with maturities of less than three months when purchased.

Investments

We review our investment portfolio each reporting period to determine whether a decline in the market value is considered to be other than temporary. If an investment is deemed to have experienced an other than temporary decline below its cost basis, we reduce the carrying amount of the investment to its fair market value. We charge the impairment to earnings and establish a new cost basis for the investment.

Purchases of or proceeds from the sale of trading securities are classified as cash flows from operating activities, while cash flows from all other investment securities are classified as cash flows from investing activities.

We classify unrestricted publicly traded investments as available-for-sale (“AFS”) or trading securities and record them at fair value. For AFS securities, we record unrealized gains or losses resulting from changes in fair value between measurement dates as a component of other comprehensive income (loss), except when we consider declines in value to be other than temporary. These other than temporary declines are recognized as a component of investment income (loss), net. For trading securities, we record unrealized

43	Comcast 2006 Annual Report

gains or losses resulting from changes in fair value between measurement dates as a component of investment income (loss), net. We recognize realized gains and losses associated with our fair value method investments using the specific identification method.

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies. Equity method investments are recorded at original cost and adjusted to recognize our proportionate share of the investee’s net income or losses after the date of investment, amortization of basis differences, additional contributions made and dividends received, and impairment charges resulting from adjustments to fair value. We generally record our share of the investee’s net income or loss one quarter in arrears due to the timing of our receipt of such information.

If a consolidated subsidiary or equity method investee issues additional securities that change our proportionate share of the entity, we recognize the change as a gain or loss in our consolidated statement of operations. In cases where gain realization is not assured, we record the gain to additional capital.

Restricted publicly traded investments and investments in privately held companies are stated at cost and adjusted for any known decrease in value (see Note 6).

Property and Equipment

Property and equipment are stated at cost. We capitalize improvements that extend asset lives and expense other repairs and maintenance charges as incurred. For assets that are sold or retired, we remove the applicable cost and accumulated depreciation and, unless the gain or loss on disposition is presented separately, we recognize it as a component of depreciation expense.

We capitalize the costs associated with the construction of our cable transmission and distribution facilities and new service installations. Costs include all direct labor and materials, as well as various indirect costs.

We record depreciation using the straight-line method over estimated useful lives. Our significant components of property and equipment are as follows:

December 31 (in millions)	Useful Life	2006	2005
Cable transmission and distribution facilities	2 –15 years	$31,870	$25,737
Buildings and building improvements	5 –40 years	1,366	1,279
Land	—	163	148
Other	3 –10 years	3,355	2,619
Property and equipment, at cost		36,754	29,783
Less: accumulated depreciation		(15,506)	(12,079)
Property and equipment, net		$21,248	$17,704

Intangible Assets

Cable franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired in connection with business combinations. We do not amortize cable franchise rights because we have determined that they have an indefinite life. We reassess this determination periodically for each franchise based on the factors included in Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Costs we incur in negotiating and renewing cable franchise agreements are included in other intangible assets and are principally amortized on a straight-line basis over the term of the franchise renewal period.

Other intangible assets consist principally of franchise-related customer relationships acquired in business combinations, cable and satellite television distribution rights, cable franchise renewal costs, contractual operating rights, computer software, programming agreements and rights, patents and other technology rights, and noncompetition agreements. We record these costs as assets and amortize them on a straight-line basis over the term of the related agreements or estimated useful life.

Our Programming subsidiaries enter into multi-year license agreements with various cable and satellite distributors for distribution of their respective programming (“distribution rights”). We capitalize distribution rights and amortize them on a straight-line basis over the term of the related license agreements. We classify the amortization of these distribution rights as a reduction of revenue unless the Programming subsidiary receives, or will receive, an identifiable benefit from the cable or satellite system distributor separate from the fee paid for the distribution right, in which case we recognize the fair value of the identified benefit as an operating expense in the period in which it is received.

We capitalize direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to these software projects. We include these costs within other intangible assets and amortize them over a period not to exceed five years, beginning when the asset is substantially ready for use. We expense maintenance and training costs, as well as costs incurred during the preliminary project stage, as they are incurred. We capitalize initial operating system software costs and amortize them over the life of the associated hardware.

See Note 7 for the ranges of useful lives of our intangible assets.

Asset Impairments

Property and Equipment and Intangible Assets Subject to Amortization

We periodically evaluate the recoverability and estimated lives of our property and equipment and intangible assets subject to amortization in accordance with SFAS No. 144, “Accounting for the

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	44

Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). Our evaluations occur whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed, and they include analyses based on the cash flows generated by the underlying assets and profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize a loss for the difference between the fair value and the carrying value of the asset. Unless presented separately, the loss is included as a component of either depreciation expense or amortization expense, as appropriate.

Franchise Rights

We evaluate the recoverability of our franchise rights annually, or more frequently whenever events or changes in circumstances indicate that the assets might be impaired. We estimate the fair value of our cable franchise rights utilizing various valuation techniques, including discounted cash flow analysis, multiples of operating income before depreciation and amortization generated by the underlying assets, analyses of current market transactions and profitability information. If the value of our cable franchise rights determined by these evaluations is less than the carrying amount, we recognize an impairment charge for the difference between the estimated fair value and the carrying value of the assets. When we perform our impairment test, we group the recorded values of our various cable franchise rights into geographic regions. We evaluate these groups periodically to ensure impairment testing is performed at an appropriate level. We have not recorded any significant impairment charges as a result of our impairment testing.

Goodwill

Goodwill is the excess of the acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. We evaluate the recoverability of our goodwill annually, or more frequently whenever events or changes in circumstances indicate that the asset might be impaired. We perform the impairment assessment of our goodwill one level below the business segment level, except for our Cable business. In our Cable business, since components one level below the segment level are not separate reporting units and have similar economic characteristics, we aggregate the components into one reporting unit at the Cable segment level.

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” as interpreted by Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143,” requires that a liability be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made.

Certain of our franchise and lease agreements contain provisions requiring us to restore facilities or remove property in the event that the franchise or lease agreement is not renewed. We expect to continually renew our franchise agreements; however, a remote possibility exists that such agreements could terminate unexpectedly, which could result in us incurring significant expense in complying with the restoration or removal provisions under such agreements. No such liabilities have been recorded in our consolidated financial statements as the obligations related to the restoration and removal provisions contained in our agreements or any disposal obligations related to our properties are not material to our consolidated financial statements or cannot be reasonably estimated.

Revenue Recognition

Cable revenues are principally derived from subscriber fees received for our video, high-speed Internet and phone services (“cable services”) and from advertising. We recognize revenues from cable services as the service is provided. We manage credit risk by screening applicants through the use of credit bureau data. If a subscriber’s account is delinquent, various measures are used to collect outstanding amounts, including termination of the subscriber’s cable service. We recognize advertising revenue at estimated realizable values when the advertising is aired. Installation revenues obtained from the connection of subscribers to our cable systems are less than related direct selling costs. Therefore, such revenues are recognized as connections are completed. Revenues earned from other sources are recognized when services are provided or events occur. Under the terms of our franchise agreements, we are generally required to pay to the local franchise authority up to 5% of our gross revenues earned from providing cable services within the local franchise area. We normally pass these fees through to our cable subscribers and classify the fees as a component of revenues.

Our Programming businesses recognize revenue from cable and satellite distributors as programming is provided, generally pursuant to multiyear distribution agreements. From time to time these agreements expire while programming continues to be provided to the operator based on interim arrangements while the parties negotiate new contractual terms. Revenue recognition is generally limited to current payments being made by the operator, typically pursuant to the prior contract terms, until a new contract is negotiated, sometimes with effective dates that affect prior periods. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising revenue for our Programming businesses is recognized in the period in which commercial announcements or programs are aired. In some instances, our Programming businesses guarantee viewer ratings for their programming. Revenue is deferred to the extent of an estimated shortfall in the ratings. Such shortfalls are primarily settled by providing additional advertising time, at which point the revenue is recognized.

45	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Cable Programming Expenses

Cable programming expenses are the fees we pay to programming networks to license the programming we package, offer and distribute to our cable subscribers. Programming is acquired for distribution to our cable subscribers, generally pursuant to multiyear distribution agreements, with rates typically based on the number of subscribers that receive the programming. From time to time these contracts expire and programming continues to be provided based on interim arrangements while the parties negotiate new contractual terms, sometimes with effective dates that affect prior periods. While payments are typically made under the prior contract terms, the amount of our programming expenses recorded during these interim arrangements is based on our estimates of the ultimate contractual terms expected to be negotiated.

Our cable subsidiaries have received or may receive incentives from programming networks for the licensing of their programming. We classify the deferred portion of these fees within noncurrent liabilities and recognize the fees as a reduction of programming expenses (included in operating expenses) over the term of the contract.

Share-Based Compensation

Prior to January 1, 2006, we accounted for our share-based compensation plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and accordingly did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant.

Effective January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), using the Modified Prospective Approach. Under the Modified Prospective Approach, the amount of compensation cost recognized includes: (i) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 and (ii) compensation cost for all share-based payments granted or modified subsequent to January 1, 2006, based on the estimated fair value at the date of grant or subsequent modification date in accordance with the provisions of SFAS No. 123R.

SFAS No. 123R also required us to change the classification, in our consolidated statement of cash flows, of any income tax benefits realized upon the exercise of stock options or issuance of restricted share unit awards in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statement of cash flows. See Note 10 for further details regarding the adoption of SFAS No. 123R.

Postretirement and Postemployment Benefits

We charge to operations the estimated costs of retiree benefits and benefits for former or inactive employees, after employment but before retirement, during the years the employees provide services (see Note 9).

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment (see Note 11).

We account for income tax uncertainties that arise in connection with business combinations and those that are associated with entities acquired in business combinations in accordance with Emerging Issues Task Force (“EITF”) Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.” Deferred tax assets and liabilities are recorded as of the date of a business combination and are based on our estimate of the ultimate tax basis that will be accepted by the various taxing authorities. Liabilities for contingencies associated with prior tax returns filed by the acquired entity are recorded based on our estimate of the ultimate settlement that will be accepted by the various taxing authorities. Estimated interest expense on these liabilities subsequent to the acquisition is reflected in our consolidated income tax provision. We adjust these deferred tax accounts and liabilities periodically to reflect revised estimated tax bases and any estimated settlements with the various taxing authorities. The effect of these adjustments is generally applied to goodwill except for post-acquisition interest expense, which is recognized as an adjustment of income tax expense.

Derivative Financial Instruments

We use derivative financial instruments for a number of purposes. We manage our exposure to fluctuations in interest rates by entering into instruments, which may include interest rate exchange agreements (“swaps”), interest rate lock agreements (“rate locks”), interest rate cap agreements (“caps”) and interest rate collar agreements (“collars”). We manage our exposure to fluctuations in the value of some of our investments by entering into equity collar agreements (“equity collars”) and equity put option agreements (“equity put options”). We are also a party to equity warrant agreements (“equity warrants”). We have issued indexed debt instruments (“Exchangeable Notes” and “ZONES”) and have entered into prepaid forward sale agreements (“prepaid forward sales”) whose value, in part, is derived from the market value of certain publicly traded common stock. We have also sold call options on some of our investments in equity securities. We use equity hedges to manage exposure to changes in equity prices associated with stock appreciation rights of acquired companies. These equity hedges are recorded at fair value based on market quotes.

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	46

For derivative instruments designated and effective as fair value hedges, such as fixed to variable swaps, changes in the fair value of the derivative instrument are substantially offset in the consolidated statement of operations by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as variable to fixed swaps and rate locks, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized each period in current earnings. Changes in the fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings.

When a derivative instrument designated as a fair value hedge is terminated, sold, exercised or has expired, any gain or loss is deferred and recognized in earnings over the remaining life of the hedged item. When a hedged item is settled or sold, the adjustment in the carrying amount of the hedged item is recognized in earnings. When hedged variable-rate debt is settled, the previously deferred effective portion of the hedge is written off similar to debt extinguishment costs.

Equity warrants and equity collars are adjusted to estimated fair value on a current basis with the result included in investment income (loss), net in our consolidated statement of operations.

Derivative instruments embedded in other contracts, such as our Exchangeable Notes, ZONES and prepaid forward sales, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in our consolidated balance sheet, and changes in estimated fair value are recorded in investment income (loss), net in our consolidated statement of operations.

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

We periodically examine the instruments we use to hedge exposure to interest rate and equity price risks to ensure that the instruments are matched with underlying assets or liabilities, reduce our risks relating to interest rates or equity prices and, through market value and sensitivity analysis, maintain a high correlation to the risk inherent in the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are reflected on a current basis in our consolidated statement of operations.

Securities Lending Transactions

We may enter into securities lending transactions in which we require the borrower to provide cash collateral equal to the value of the loaned securities, as adjusted for any changes in the value of the underlying loaned securities. Loaned securities for which we maintain effective control are included in investments in our consolidated balance sheet.

Note 3: Recent Accounting Pronouncements

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holder’s election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect SFAS No. 155 to have a material impact on our consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishing a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS No. 157 to have a material impact on our consolidated financial statements.

SFAS No. 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires companies to recognize in their statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to measure a plan’s assets and its obligations that determine its funded status as of the end of the company’s fiscal year. Additionally, SFAS No. 158 requires companies to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur and to report these in other comprehensive income (loss). The application of SFAS No. 158 did not have a material impact on our consolidated financial statements.

FASB Interpretation No. 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in

47	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

income taxes. We do not expect FIN 48 to have a material impact on our consolidated financial statements.

EITF Issue No. 06-1

In June 2006, the EITF reached a consensus on EITF Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (“EITF 06-1”). EITF 06-1 provides guidance on the accounting for consideration given by a vendor to a customer. The provisions of EITF 06-1 will be effective for us as of December 31, 2007. We do not expect EITF 06-1 to have a material impact on our consolidated financial statements.

EITF Issue No. 06-3

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-3 will be effective for us as of January 1, 2007. We do not expect EITF 06-3 to have a material impact on our consolidated financial statements.

SAB No. 108

In September 2006, the Securities Exchange Commission Staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 requires the use of two alternative approaches in quantitatively evaluating materiality of misstatements. If the misstatement as quantified under either approach is material to the current year financial statements, the misstatement must be corrected. If the effect of correcting the prior year misstatements, if any, in the current year income statement is material, the prior year financial statements should be corrected. In the year of adoption (fiscal years ending after November 15, 2006, or calendar year 2006 for us), the misstatements may be corrected as an accounting change by adjusting opening retained earnings rather than including the adjustment in the current year income statement. Upon completing our evaluation of the requirements of SAB No. 108, we determined it did not affect our consolidated financial statements.

Note 4: Earnings Per Share

Basic earnings for common stockholders per common share (“Basic EPS”) is computed by dividing net income for common stockholders by the weighted-average number of common shares outstanding during the period.

Our potentially dilutive securities include potential common shares related to our stock options and restricted share units. Diluted earnings for common stockholders per common share (“Diluted EPS”) considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an antidilutive effect. Diluted EPS excludes the impact of potential common shares related to our stock options in periods in which the option exercise price is greater than the average market price of our Class A common stock and our Class A Special common stock during the period (see Note 10).

Diluted EPS for 2006, 2005 and 2004 excludes approximately 116 million, 126 million and 154 million, respectively, of potential common shares related to our share-based compensation plans because the inclusion of the potential common shares would have an antidilutive effect.

The following table reconciles the numerator and denominator of the computations of Diluted EPS from continuing operations for the years presented (adjusted to reflect the Stock Split):

	2006			2005			2004
Year Ended December 31 (in millions, except per share data)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	$2,235	3,160	$0.71	$828	3,295	$0.25	$928	3,360	$0.28
Effect of Dilutive Securities
Assumed exercise or issuance of shares relating to stock plans		20			17			15
Diluted EPS	$2,235	3,180	$0.70	$828	3,312	$0.25	$928	3,375	$0.28

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	48

Note 5: Acquisitions and Other Significant Events

Adelphia and Time Warner Transactions

In April 2005, we entered into an agreement with Adelphia Communications (“Adelphia”) in which we agreed to acquire certain assets and assume certain liabilities of Adelphia (the “Adelphia Acquisition”). At the same time, we and Time Warner Cable Inc. and certain of its affiliates (“TWC”) entered into several agreements in which we agreed to (i) have our interest in Time Warner Entertainment Company, L.P. (“TWE”) redeemed, (ii) have our interest in TWC redeemed (together with the TWE redemption, the “Redemptions”), and (iii) exchange certain cable systems acquired from Adelphia and certain Comcast cable systems with TWC (the “Exchanges”). On July 31, 2006, these transactions were completed. We collectively refer to the Adelphia Acquisition, the Redemptions and the Exchanges as the “Adelphia and Time Warner transactions.” Also in April 2005, Adelphia and TWC entered into an agreement for the acquisition of substantially all of the remaining cable system assets and the assumption of certain of the liabilities of Adelphia.

The Adelphia and Time Warner transactions, which are described in more detail below, resulted in a net increase of 1.7 million video subscribers, a net cash payment by us of approximately $1.5 billion and the disposition of our ownership interests in TWE and TWC and the assets of two cable system partnerships.

The Adelphia and Time Warner transactions added cable systems located in 16 states (California, Colorado, Connecticut, Florida, Georgia, Louisiana, Maryland, Massachusetts, Minnesota, Mississippi, Oregon, Pennsylvania, Tennessee, Vermont, Virginia and West Virginia). We expect that the larger systems will result in economies of scale.

The Adelphia Acquisition

We paid approximately $3.6 billion in cash for the acquisition of Adelphia’s interest in two cable system partnerships and certain Adelphia cable systems and to satisfy certain related liabilities. Approximately $2.3 billion of the amount paid was related to the acquisition of Adelphia’s interest in Century — TCI California Communications, L.P. (“Century”) and Parnassos Communications, L.P. (“Parnassos” and together with Century, the “Partnerships”). We held a 25% interest in Century and a 33.33% interest in Parnassos. Our prior interests in the Partnerships were accounted for as cost method investments. After acquiring Adelphia’s interests in the Partnerships, we transferred the cable systems held by the Partnerships to TWC in the Exchanges, as discussed further below.

In addition to acquiring Adelphia’s interest in Century and Parnassos, we acquired cable systems from Adelphia for approximately $600 million in cash that we continue to own and operate.

The Redemptions

Our 4.7% interest in TWE was redeemed in exchange for 100% of the equity interests in a subsidiary of TWE holding cable systems with a fair value of approximately $600 million and approximately $147 million in cash. Our 17.9% interest in TWC was redeemed in exchange for 100% of the capital stock of a subsidiary of TWC holding cable systems with a fair value of approximately $2.7 billion and approximately $1.9 billion in cash. Our ownership interests in TWE and TWC were accounted for as cost method investments.

We recognized a gain of approximately $535 million, in the aggregate, on the Redemptions, which is included in investment income (loss), net.

The Exchanges

The estimated fair value of the cable systems we transferred to and received from TWC was approximately $8.6 billion and $8.5 billion, respectively. TWC made net cash payments aggregating approximately $67 million to us for certain preliminary adjustments related to the Exchanges.

The cable systems we transferred to TWC included our previously owned cable systems located in Los Angeles, Cleveland and Dallas (“Comcast Exchange Systems”) and the cable systems held by Century and Parnassos. The operating results of the Comcast Exchange Systems are reported as discontinued operations for all periods and are presented in accordance with SFAS No. 144 (see “Discontinued Operations” below).

As a result of the Exchanges, we recognized a gain on the sale of discontinued operations of $195 million, net of tax of $541 million and a gain on the sale of the Century and Parnassos cable systems of approximately $111 million that is included within investment income (loss), net.

The cable systems that TWC transferred to us in the Exchanges included cable systems that TWC acquired from Adelphia in its asset purchase from Adelphia and TWC’s Philadelphia cable system.

Purchase Price Allocation

The cable systems acquired in the Adelphia and Time Warner transactions were accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). The results of operations for the acquired cable systems have been included in our consolidated financial statements since the acquisition date (July 31, 2006) and are reported in our Cable segment. As a result of the redemption of our investment in TWC and the exchange of the cable systems held by Century and Parnassos, we reversed deferred tax liabilities of approximately $760 million, primarily related to the excess of tax basis of the assets acquired over the tax basis of the assets exchanged and reduced the amount of goodwill and other noncurrent assets that would have otherwise been recorded in the acquisition. Substantially all of the goodwill recorded is expected to be amortizable for tax purposes. The purchase price allocation is preliminary and subject to refinement as valuations are finalized. The weighted-average amortization period of the franchise-related customer relationship intangible assets acquired was seven years.

49	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

The following represents the purchase price allocation to assets acquired and liabilities assumed, exclusive of the cable systems held by Century and Parnassos and transferred to TWC, as a result of the Adelphia and Time Warner transactions:

(in millions)	2006
Property and equipment	$2,692
Franchise-related customer relationships	1,648
Cable franchise rights	6,842
Goodwill	271
Other assets	111
Total liabilities	(397)
Net assets acquired	$11,167

Discontinued Operations

As discussed above, the operating results of the Comcast Exchange Systems transferred to TWC are reported as discontinued operations for all periods and are presented in accordance with SFAS No. 144. The following represents the operating results of the Comcast Exchange Systems through the closing date of the Exchanges (July 31, 2006):

(in millions)	2006	2005	2004
Revenues	$734	$1,180	$1,086
Income before income taxes	121	159	67
Income tax expense	(18)	(59)	(25)
Net income	$103	$100	$42

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the Adelphia and Time Warner transactions occurred on January 1, 2005. This information is based on historical results of operations, adjusted for purchase price allocations and is not necessarily indicative of what the results would have been had we operated the entities since January 1, 2005.

Year Ended December 31 (in millions)	2006	2005
Revenues	$26,616	$23,672
Income from continuing operations	2,284	770
Income from discontinued operations, net of tax	103	100
Gain on discontinued operations, net of tax	195	—
Net Income	$2,582	$870
Basic earnings for common stockholders per common share	$0.82	$0.26
Diluted earnings for common stockholders per common share	$0.81	$0.26

Texas and Kansas City Cable Partnership

In July 2006, we initiated the dissolution of Texas and Kansas City Cable Partners (“TKCCP”), our 50%-50% cable system partnership with TWC. Once the dissolution was triggered, the non-triggering party had the right to choose and take full ownership of one of two pools of TKCCP’s cable systems together with any debt allocated to such asset pool by the triggering partner. One pool consisted of cable systems serving Houston, Texas (“Houston Asset Pool”) and the other pool consisted of cable systems serving Kansas City, south and west Texas, and New Mexico (“Kansas City Asset Pool”).

In July 2006, we notified TWC of our election to dissolve TKCCP and the allocation of all of its debt, which totaled approximately $2 billion as of July 1, 2006, to the Houston Asset Pool. In August 2006, TWC notified us that it selected the Kansas City Asset Pool and as a result, we were to receive the Houston Asset Pool. The $2 billion of debt allocated to the Houston Asset Pool was required to be refinanced within 60 days of the August 1, 2006, selection date. This debt included $600 million owed to each partner (for an aggregate of $1.2 billion). We refinanced this debt in October 2006 (see Note 8). To be consistent with our management reporting presentation, the results of operations of the Houston Asset Pool have been reported in our Cable segment since August 1, 2006. The operating results of the Houston Asset Pool are eliminated in our consolidated financial statements (see Note 14).

In January 2007, the distribution of assets by TKCCP was completed and we received the Houston Asset Pool. We will account for the distribution of assets by TKCCP as a sale of our 50% interest in the Kansas City Asset Pool in exchange for acquiring an additional 50% interest in the Houston Asset Pool and expect to record a gain on this transaction.

E! Entertainment Television

In November 2006, we acquired the 39.5% of E! Entertainment Television (which operates the E! and Style programming networks) that we did not already own for approximately $1.2 billion. We have historically consolidated the results of operations of E! Entertainment Television. We allocated the purchase price to intangibles and goodwill.

Susquehanna

In April 2006, we acquired the cable systems of Susquehanna Cable Co. and its subsidiaries (“Susquehanna”) for a total purchase price of approximately $775 million. The Susquehanna systems acquired are located primarily in Pennsylvania, New York, Maine, and Mississippi.

Prior to the acquisition, we held an approximate 30% equity ownership interest in Susquehanna that we accounted for as an equity method investment. On May 1, 2006, Susquehanna Cable Co. redeemed the approximate 70% equity ownership interest in Susquehanna held by Susquehanna Media Co., which resulted in Susquehanna becoming 100% owned by us.

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	50

The results of operations of the Susquehanna cable systems have been included in our consolidated financial statements since the acquisition date and are reported in our Cable segment. We allocated the purchase price to property and equipment, franchise related customer relationship intangibles, nonamortizing cable franchise rights and goodwill. The acquisition of the Susquehanna cable systems was not significant to our consolidated financial statements for 2006.

Motorola

In March 2005, we entered into two joint ventures with Motorola under which we are developing and licensing next-generation programming access security (known as “conditional access”) technology for cable systems and related products. One of the ventures will license such products to equipment manufacturers and other cable companies. The other venture will provide us greater participation in the design and development of conditional access technology for our cable systems. In addition to funding approximately 50% of the annual cost requirements, we have paid $20 million to Motorola and have committed to pay up to $80 million to Motorola over a four-year period based on the achievement of certain milestones. Motorola contributed licenses to conditional access and related technology to the ventures.

These two ventures are both considered VIEs and we have consolidated both of these ventures as we are considered the primary beneficiary. Accordingly, we have recorded approximately $190 million in intangible assets, of which we recorded a charge of approximately $20 million related to in-process research and development in 2005 that has been included in amortization expense.

Liberty Media Exchange Agreement

In July 2004, we exchanged approximately 120 million shares of Liberty Media Corporation (“Liberty Media”) Series A common stock that we held, valued at approximately $1.022 billion based upon the price of Liberty Media common stock on the closing date of the transaction with Liberty Media for 100% of the stock of Liberty’s subsidiary, Encore ICCP, Inc. Encore’s assets consisted of cash of approximately $547 million, a 10.4% interest in E! Entertainment Television and 100% of International Channel Networks (which operates AZN Television). We also received all of Liberty Media’s rights, benefits and obligations under the TCI Music contribution agreement, which resulted in the resolution of all pending litigation between Liberty Media and us regarding the contribution agreement. The exchange was structured as a tax-free transaction. We allocated the value of the shares exchanged in the transaction among cash, our additional investment in E! Entertainment Television, International Channel Networks and the resolution of the litigation related to the contribution agreement. The effects of our acquisition of the additional interest in E! Entertainment Television and our acquisition of International Channel Networks have been reflected in our consolidated statement of operations from the date of the transaction.

TechTV

In May 2004, we completed the acquisition of TechTV Inc. by acquiring all outstanding common and preferred stock of TechTV from Vulcan Programming Inc. for approximately $300 million in cash. Substantially all of the purchase price has been recorded to intangible assets and is being amortized over a period of 2 to 22 years. On May 28, 2004, G4 and TechTV began operating as one network. The effects of our acquisition of TechTV have been reflected in our consolidated statement of operations from the date of the transaction. We have classified G4 as part of our Programming segment.

Gemstar

In March 2004, we entered into a long-term, non-exclusive patent license and distribution agreement with Gemstar-TV Guide International (“Gemstar”) in exchange for a one-time payment of $250 million to Gemstar. If our total subscribers exceed a specified threshold, we will be required to make additional one-time payments to Gemstar for each subscriber in excess of such threshold. This agreement allows us to utilize Gemstar’s intellectual property and technology and the TV Guide brand and content on our interactive program guides. We have allocated the $250 million amount paid based on the fair value of the components of the contract to various intangible and other assets, which are being amortized over a period of 3 to 12 years. In addition, we and Gemstar formed an entity to develop and enhance interactive programming guides.

Note 6: Investments

December 31 (in millions)	2006	2005
Fair value method
Cablevision Systems Corporation	$146	$120
Discovery Holding Company	161	152
Embarq Corporation	69	—
Liberty Capital	490	—
Liberty Global	439	336
Liberty Interactive	539	—
Liberty Media	—	787
Sprint Nextel	493	614
Time Warner	1,052	994
Vodafone	61	54
Other	63	90
	3,513	3,147
Equity method, principally cable-related	5,394	2,823
Cost method, principally AirTouch as of
December 31, 2006, and
Time Warner Cable and AirTouch as of
December 31, 2005	1,675	6,853
Total investments	10,582	12,823
Less current investments	1,735	148
Noncurrent investments	$8,847	$12,675

51	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Fair Value Method

We hold unrestricted equity investments in publicly traded companies that we account for as AFS or trading securities. The net unrealized pretax gains on investments accounted for as AFS securities as of December 31, 2006 and 2005, of $254 million and $56 million, respectively, have been reported in our consolidated balance sheet principally as a component of accumulated other comprehensive income (loss), net of related deferred income taxes of $89 million and $19 million, respectively.

The cost, fair value and unrealized gains and losses related to our AFS securities are as follows:

Year Ended December 31 (in millions)	2006	2005
Cost	$936	$1,104
Unrealized gains	254	62
Unrealized losses	—	(6)
Fair value	$1,190	$1,160

Proceeds from the sales of AFS securities for the years ended December 31, 2006, 2005 and 2004 were $209 million, $490 million and $67 million, respectively. Gross realized gains on these sales for the years ended December 31, 2006, 2005 and 2004 were $59 million, $18 million and $10 million, respectively. Sales of AFS securities for the years ended December 31, 2006 and 2005 consisted principally of sales of Time Warner common stock.

As of December 31, 2006 and 2005, approximately $1.879 billion and $1.496 billion, respectively, of our fair value method securities support our obligations under our exchangeable notes or prepaid forward contracts.

Cablevision Systems Corporation

In June 2005, we, through a majority-owned partnership, entered into a prepaid forward sale that terminates in 2013 of approximately 5.1 million shares of Cablevision Systems Corporation (“Cablevision”) Class A common stock for cash proceeds of $114 million. We have designated the derivative component of the prepaid forward as a fair value hedge of the related Cablevision shares. Accordingly, the mark to market adjustment on 2.9 million of the Cablevision shares held by us and classified as AFS securities will be recorded to investment income (loss), net over the term of the prepaid forward.

Discovery Holding Company

In July 2005, we received 10 million shares of Discovery Holding Company (“Discovery”) Series A common stock in connection with the spin-off by Liberty Media of Discovery. All of these shares collateralize a portion of our Liberty Media prepaid forward sales obligation that terminates in 2014.

Embarq Corporation

In May 2006, we received approximately 1.3 million shares of Embarq Corporation (“Embarq”) common stock in connection with the spin-off by Sprint Nextel of Embarq, its local communications business. In the spin-off, each share of Sprint Nextel Corporation common stock received 0.05 shares of the new Embarq common stock. Of these shares, 100,000 shares collateralize our Sprint Nextel prepaid forward sales obligation that terminates in 2011.

Liberty Capital and Liberty Interactive

In May 2006, we received 25 million shares of Liberty Media Interactive (“Liberty Interactive”) Series A common stock and 5 million shares of Liberty Media Capital (“Liberty Capital”) Series A common stock in connection with Liberty Media’s restructuring. In the restructuring, each share of Liberty Media Series A common stock received 0.25 shares of the new Liberty Interactive Series A common stock and 0.05 shares of Liberty Capital Series A common stock in exchange for each share of Liberty Media Series A common stock. All of these shares collateralize a portion of our Liberty Media prepaid forward sales obligation that terminates in 2014.

Liberty Global

In June 2004, we received approximately 11 million shares of Liberty Global, Inc. (“Liberty Global”) Series A common stock in connection with its spin-off by Liberty Media. In the spin-off, each share of Liberty Media Series A common stock received 0.05 shares of the new Liberty Global Series A common stock. Approximately 5 million of these shares collateralize a portion of our Liberty Media prepaid forward sales obligation that terminates in 2014.

In December 2004, we sold 3 million shares of Liberty Global Series A common stock to Liberty Media in a private transaction for cash proceeds of $128 million.

In February 2005, we entered into a prepaid forward sale that terminates in 2015 of approximately 2.7 million shares of Liberty Global Series A common stock for cash proceeds of $99 million.

In September 2005, we received approximately 7.7 million shares of Liberty Global Series C common stock in connection with Liberty Global’s special stock dividend. All of these shares collateralize a portion of our Liberty Media prepaid forward sales obligation that terminates in 2014 and a portion of our Liberty Global prepaid forward sales obligation that terminates in 2015.

Sprint Nextel

In March 2006, we received cash proceeds of $62 million in connection with Sprint Nextel’s redemption of all of its outstanding Seventh Series B Convertible Preferred Stock (“Sprint Preferred Stock”), including all 61,726 shares of Sprint Preferred Stock held by us. In connection with the redemption transaction, we recognized investment income of $8 million.

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	52

Equity Method

Our recorded investments exceed our proportionate interests in the book value of the investees’ net assets by $984 million and $1.210 billion as of December 31, 2006 and 2005, respectively (principally related to our investments in TKCCP (50% interest), Insight Midwest (50% interest), and MGM (20% interest)). A portion of this basis difference has been attributed to franchise-related customer relationships of some of the investees. This difference is amortized to equity in (loss) income of affiliates, net over a period of four years. The portion of the basis difference attributable to goodwill is tested for impairment annually, or more frequently whenever events or changes in circumstances indicate that the investment might be impaired.

SpectrumCo, LLC

SpectrumCo, LLC (“SpectrumCo”), a consortium of investors including us, was the successful bidder for 137 wireless spectrum licenses for approximately $2.4 billion in the Federal Communications Commission’s advanced wireless spectrum auction that concluded in September 2006. Our portion of the total cost to purchase the licenses was approximately $1.3 billion. Based on its currently planned activities, we have determined that SpectrumCo is not a VIE. We account for this joint venture as an equity method investment based on its governance structure, notwithstanding our majority interest.

Dissolution of TKCCP

In October 2006, we contributed $1.362 billion to TKCCP to refinance the outstanding bank and partnership debt of the Houston Asset Pool. We have historically accounted for our interest in TKCCP as an equity method investment. However, effective July 1, 2006 (the beginning of the month when dissolution was initiated), the economic return to us on our interest in TKCCP tracked the performance of the Houston Asset Pool, and we were no longer entitled to any benefits of ownership or responsible for the obligations of the Kansas City Asset Pool. As a result, we began reporting our share of the earnings and losses of TKCCP based solely on the operating results of the Houston Asset Pool. For segment reporting purposes, we have included the operating results of the Houston Asset Pool in our Cable segment. However, the operating results of the Houston Asset Pool are eliminated in our consolidated financial statements (see Note 14). On January 1, 2007, the distribution of assets of TKCCP was completed and we received the Houston Asset Pool (see Note 5).

MGM

In April 2005, we completed a transaction with a group of investors to acquire Metro-Goldwyn-Mayer Inc. We acquired a 20% economic interest for approximately $250 million in cash.

DHC Ventures, LLC

In September 2004, we sold our 20% interest in DHC Ventures, LLC (“Discovery Health Channel”) to Discovery Communications, Inc. for approximately $149 million in cash and recognized a gain on the sale of approximately $94 million to other income.

Cost Method

AirTouch Communications, Inc.

We hold two series of preferred stock of AirTouch Communications, Inc. (“AirTouch”), a subsidiary of Vodafone, that are recorded at $1.451 billion and $1.437 billion as of December 31, 2006 and 2005, respectively. The dividend and redemption activity of the AirTouch preferred stock is tied to the dividend and redemption payments associated with substantially all of the preferred shares issued by one of our consolidated subsidiaries, which is a VIE. The subsidiary has three series of preferred stock outstanding with an aggregate redemption value of $1.750 billion. Substantially all of the preferred shares are redeemable in April 2020 at a redemption value of $1.650 billion, with one of the series bearing a 9.08% dividend rate. The two redeemable series of subsidiary preferred shares are recorded at $1.451 billion and $1.437 billion, and such amounts are included in other noncurrent liabilities as of December 31, 2006 and 2005, respectively. The non-redeemable series of subsidiary preferred shares is recorded at $100 million as of both December 31, 2006 and 2005, and such amounts are included in minority interest.

Investment Income (Loss), Net

Investment income (loss), net includes the following:

Year Ended December 31 (in millions)	2006	2005	2004
Interest and dividend income	$178	$112	$160
Gains on sales and exchanges of investments, net	733	17	45
Investment impairment losses	(4)	(3)	(16)
Unrealized gains (losses) on trading securities and hedged items	339	(259)	378
Mark to market adjustments on derivatives related to trading securities and hedged items	(238)	206	(120)
Mark to market adjustments on derivatives	(18)	16	25
Investment income (loss), net	$990	$89	$472

In connection with the Adelphia and Time Warner transactions, we recognized gains of approximately $646 million, in the aggregate, on the Redemptions and the exchange of cable systems held by Century and Parnassos (see Note 5). These gains are included within the “Gains on sales and exchanges of investments, net” caption in the table above.

53	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Note 7: Goodwill and Intangible Assets

The December 31, 2005 and 2004 Cable segment goodwill balances exclude $720 million related to discontinued operations. The changes in the carrying amount of goodwill by business segment (see Note 14) for the periods presented are as follows:

(in millions)	Cable	Programming	Corporate and Other	Total
Balance, December 31, 2004	$12,278	$824	$198	$13,300
Settlements and adjustments	(50)	89	—	39
Acquisitions	45	53	61	159
Balance, December 31, 2005	12,273	966	259	13,498
Settlements and adjustments	(695)	7	—	(688)
Acquisitions	432	468	58	958
Balance, December 31, 2006	$12,010	$1,441	$317	$13,768

Settlements and adjustments are primarily related to certain pre-acquisition tax liabilities. Acquisitions in 2006 are primarily related to the Adelphia and Time Warner transactions, and the Susquehanna and E! Entertainment Television transactions.

The gross carrying amount and accumulated amortization of our intangible assets subject to amortization are as follows:

	2006			2005
December 31 (in millions)	Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise-related customer relationships	4 – 11 years	$4,954	$(3,188)	$3,273	$(2,701)
Cable and satellite television distribution rights	5 – 11 years	1,267	(533)	1,333	(685)
Cable franchise renewal costs and contractual operating rights	10 years	982	(283)	863	(198)
Computer software	1 – 5 years	1,104	(515)	871	(252)
Patents and other technology rights	3 – 12 years	214	(62)	214	(62)
Programming agreements and rights	2 – 4 years	1,026	(782)	772	(520)
Other agreements and rights	2 – 22 years	877	(180)	427	(217)
Total		$10,424	$(5,543)	$7,753	$(4,635)

Estimated amortization expense for each of the next five years is as follows:

(in millions)	Estimated Amortization
2007	$997
2008	751
2009	679
2010	561
2011	375

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	54

Note 8: Long-Term Debt

December 31 (in millions)	Weighted Average Interest Rate as of December 31, 2006	2006	2005
Commercial paper	5.42%	$199	$549
Term loan, due 2008	5.85%	185	—
Senior notes, due 2006 – 2097	6.93%	26,942	20,993
Senior subordinated notes, due 2006 – 2012	10.63%	202	349
ZONES due 2029	2.00%	747	752
Debt supporting Trust
Preferred Securities, due 2027	9.65%	283	284
Exchangeable notes, due 2007	5.77%	49	46
Other, including capital lease obligations	—	368	398
Total debt		28,975	23,371
Less: current portion		983	1,689
Long-term debt		$27,992	$21,682

As of December 31, 2006, maturities of long-term debt outstanding were as follows:

(in millions)	Maturities
2007	$983
2008	1,668
2009	2,249
2010	1,320
2011	1,767
Thereafter	20,988

Guarantee Structures

Comcast Corporation (our parent corporation) and a number of our wholly owned subsidiaries that hold substantially all of our cable assets have unconditionally guaranteed each other’s debt securities and indebtedness for borrowed money, including amounts outstanding under our $5.0 billion revolving bank credit facility. As of December 31, 2006, $27.141 billion of our debt was included in this cross-guarantee structure.

Comcast Holdings Corporation (“Comcast Holdings”), our wholly owned subsidiary, is not part of the cross-guarantee structure. However, Comcast Corporation has unconditionally guaranteed Comcast Holdings’ ZONES due October 2029 and its 10 5/8% Senior Subordinated Debentures due 2012, which totaled $683 million as of December 31, 2006. The Comcast Holdings guarantee is subordinate to the guarantees under the cross-guarantee structure.

Debt Borrowings

During 2006, we issued $7.485 billion aggregate principal amount of senior notes as follows:

(in millions)	Principal
Floating-rate notes (LIBOR + 0.3%), due 2009	$1,250
5.90% Senior notes, due 2016	1,000
6.50% Senior notes, due 2017	1,000
5.875% Senior notes, due 2018	900
6.45% Senior notes, due 2037	1,865
7.00% Senior notes, due 2055	1,470
$7,485

We used the net proceeds of these offerings for working capital and general corporate purposes, including the repayment of commercial paper obligations (see below), the Adelphia and Time Warner transactions, the refinancing of debt associated with the Houston Asset Pool, and the acquisition of the remaining portion of E! Entertainment Television that we did not already own (see Note 5).

Debt Repayments

During 2006, we repaid $1.607 billion aggregate principal amount of senior notes and senior subordinated notes at their scheduled maturity dates as follows:

(in millions)	Principal
6.375% Senior notes	$500
6.875% Senior notes	388
8.3% Senior notes	600
10.5% Senior subordinated notes	119
$1,607

During 2006, we also repaid $350 million outstanding under our commercial paper program and $82 million of other debt.

Commercial Paper

Our commercial paper program provides a lower cost borrowing source of liquidity to fund our short-term working capital requirements. The program allows for a maximum of $2.25 billion of commercial paper to be issued at any one time. Our revolving bank credit facility supports this program. Amounts outstanding under the program are classified as long-term in our consolidated balance sheet because we have both the ability and the intent to refinance these obligations, if necessary, on a long-term basis with amounts available under our revolving bank credit facility.

Revolving Bank Credit Facility

We have a $5.0 billion revolving bank credit facility due October 2010 (the “credit facility”) with a syndicate of banks. The base rate, chosen at our option, is either London Interbank Offered Rate (“LIBOR”) or the greater of the prime rate or the Federal Funds rate plus 0.5%. The borrowing margin is based on our senior unsecured debt ratings. As of December 31, 2006, the interest rate for borrowings under the credit facility is LIBOR plus 0.35% based on our credit ratings.

55	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Lines and Letters of Credit

As of December 31, 2006, we and certain of our subsidiaries had unused lines of credit totaling $4.464 billion under various credit facilities and unused irrevocable standby letters of credit totaling $377 million to cover potential fundings under various agreements.

ZONES

At maturity, holders of our 2.0% Exchangeable Subordinated Debentures due 2029 (the “ZONES”) are entitled to receive in cash an amount equal to the higher of the principal amount of the outstanding ZONES of $1.807 billion or the market value of 24,124,398 shares of Sprint Nextel common stock and 1,205,049 shares of Embarq common stock. Prior to maturity, each ZONES is exchangeable at the holder’s option for an amount of cash equal to 95% of the aggregate market value of one share of Sprint Nextel common stock and 0.05 shares of Embarq common stock.

We separate the accounting for the ZONES into derivative and debt components. We record the change in the fair value of the derivative component of the ZONES (see Note 6) and the change in the carrying value of the debt component of the ZONES as follows:

Year Ended December 31, 2006 (in millions)	Debt Component	Derivative Component	Total
Balance at beginning of year	$568	$184	$752
Change in debt component to interest expense	28	—	28
Change in derivative component to investment income (loss), net	—	(33)	(33)
Balance at end of year	$596	$151	$747

Interest Rates

Excluding the derivative component of our Exchangeable Notes due 2007 and the ZONES whose changes in fair value are recorded to investment income (loss), net, our effective weighted-average interest rate on our total debt outstanding was 7.07% and 7.32% as of December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, accrued interest was $501 million and $422 million, respectively.

Interest Rate Risk Management

We are exposed to the market risk of adverse changes in interest rates. To manage the volatility relating to these exposures, our policy is to maintain a mix of fixed-rate and variable-rate debt and to enter into various interest rate derivative transactions as described below.

Using swaps, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Rate locks are sometimes used to hedge the risk that the cash flows related to the interest payments on an anticipated issuance or assumption of fixed-rate debt may be adversely affected by interest rate fluctuations.

The following table summarizes the terms of our existing swaps:

(in millions)	Notional Amount	Maturities	Average Pay Rate	Average Receive Rate	Estimated Fair Value
As of December 31, 2006
Fixed to Variable Swaps	$3,200	2008 – 2014	7.2%	5.9%	$(103)
As of December 31, 2005
Fixed to Variable Swaps	$3,600	2006 – 2014	6.5%	6.0%	$(97)

The notional amounts of interest rate instruments, as presented in the above table, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The estimated fair value approximates the proceeds or payments to settle the outstanding contracts. Swaps and rate locks represent an integral part of our interest rate risk management program. The effect of our interest rate derivative financial instruments was to increase our interest expense by approximately $39 million in 2006, and to decrease our interest expense by approximately $16 million and $66 million in 2005 and 2004, respectively.

We have entered into rate locks to hedge the risk that the cash flows related to the interest payments on an anticipated issuance or assumption of fixed-rate debt may be adversely affected by interest-rate fluctuations. Upon the issuance or assumption of fixed-rate debt, the value of the rate locks is being recognized as an adjustment to interest expense, similar to a deferred financing cost, over the same period in which the related interest costs on the debt are recognized in earnings (approximately 11 years remaining, unless earlier retired). The unrealized pretax losses on cash flow hedges as of December 31, 2006 and 2005, of $185 million and

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	56

$203 million, respectively, have been reported in our balance sheet as a component of accumulated other comprehensive income (loss), net of related deferred income taxes of $65 million and $71 million, respectively.

Estimated Fair Value

Our debt had estimated fair values of $28.923 billion and $25.305 billion as of December 31, 2006 and 2005, respectively. The estimated fair value of our publicly traded debt is based on quoted market values for that debt. Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

Debt Covenants

Some of our loan agreements require that we maintain financial ratios based on debt, interest and operating income before depreciation and amortization, as defined in the agreements. We were in compliance with all financial covenants for all periods presented.

Note 9: Pension, Postretirement and Other Employee Benefit Plans

We sponsor two pension plans that together provide benefits to substantially all former employees of a previously acquired company. As of December 31, 2006, future benefits for both plans have been frozen. Total pension expense recognized for the years ended December 31, 2006, 2005 and 2004, was $8 million, $8 million and $9 million, respectively.

Our postretirement medical benefits cover substantially all of our employees who meet certain age and service requirements. The majority of eligible employees participate in the Comcast Postretirement Healthcare Stipend Program (the “Stipend Plan”), and a small number of eligible employees participate in legacy plans of acquired companies. The Stipend Plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Based on the benefit design of the Stipend Plan, we are not exposed to the cost of increasing healthcare, since the amounts under the Stipend Plan are fixed at a predetermined amount. Postretirement expense recognized for the years ended December 31, 2006, 2005 and 2004, was $29 million, $25 million and $23 million, respectively.

The following table provides condensed information relating to our pension benefits and postretirement benefits for the periods presented:

	2006		2005
Year Ended December 31 (in millions)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Benefit obligation	$184	$280	$194	$247
Fair value of plan assets	$122	$—	$98	$–
Plan funded status and recorded benefit obligation	$(62)	$(280)	$(96)	$(236)
Portion of benefit obligation not yet recognized as a component of net periodic benefit cost	$12	$(4)	$18	—
Discount rate	5.75%	6.00%	5.50%	5.75%
Expected return on plan assets	7.00%	N/A	7.00%	N/A

We sponsor various retirement investment plans that allow eligible employees to contribute a portion of their compensation through payroll deductions in accordance with specified guidelines. We match a percentage of the employees’ contributions up to certain limits. Expenses related to these plans amounted to $125 million, $115 million and $100 million for the years ended December 31, 2006, 2005 and 2004, respectively.

We also maintain unfunded, nonqualified deferred compensation plans, which were created for key executives, other members of management and nonemployee directors (each a “Participant”). The amount of compensation deferred by each Participant is based on Participant elections. Account balances of Participants are credited with income based generally on a fixed annual rate of interest. Participants will be eligible to receive distributions of the amounts credited to their account balance based on elected deferral periods that are consistent with the plans and applicable tax law. Interest expense recognized under the plans totaled $50 million, $40 million and $33 million for the years ended December 31, 2006, 2005 and 2004, respectively. The unfunded obligation of the plans total $554 million and $469 million as of December 31, 2006 and 2005, respectively. We have purchased life insurance policies to fund a portion of this unfunded obligation. As of December 31, 2006, the cash surrender value of these policies, which are included in “Other Assets,” was approximately $40 million.

Note 10: Stockholders’ Equity

Preferred Stock

We are authorized to issue, in one or more series, up to a maximum of 20 million shares of preferred stock. We can issue the shares with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other

57	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

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

Board-Authorized Share Repurchase Program

During 2006, 2005 and 2004, we repurchased approximately 113 million, 119 million and 70 million shares, respectively (adjusted to reflect the Stock Split), of our Class A Special common stock for aggregate consideration of $2.347 billion, $2.290 billion and $1.328 billion, respectively, pursuant to our Board-authorized share repurchase program.

The maximum dollar value of shares remaining that may be repurchased under the program is approximately $3 billion as of December 31, 2006. We expect repurchases to continue from time to time in the open market or in private transactions, subject to market conditions.

The following table summarizes our share activity for the periods presented (adjusted to reflect the Stock Split):

Common Stock	Class A	Class A Special	Class B
Balance, January 1, 2004	2,036,280,835	1,331,386,738	9,444,375
Stock compensation plans	1,537,284	8,153,658	—
Employee Stock Purchase Plan	1,702,427	—	—
Repurchases of common stock	—	(70,401,353)	—
Balance, December 31, 2004	2,039,520,546	1,269,139,043	9,444,375
Stock compensation plans	3,586,731	2,975,453	—
Employee Stock Purchase Plan	1,943,700	—	—
Repurchases of common stock	—	(118,680,437)	—
Balance, December 31, 2005	2,045,050,977	1,153,434,059	9,444,375
Stock compensation plans	13,140,825	9,362,105	—
Employee Stock Purchase Plan	2,166,158	—	—
Repurchases of common stock	—	(113,071,157)	—
Balance, December 31, 2006	2,060,357,960	1,049,725,007	9,444,375

Comcast Option Plans

We maintain stock option plans for certain employees under which fixed-price stock options may be granted and the option price is generally not less than the fair value of a share of the underlying stock at the date of grant. Under our stock option plans, approximately 236 million shares (adjusted to reflect the Stock Split) of our Class A and Class A Special common stock are reserved for issuance upon the exercise of options, including those outstanding as of December 31, 2006. Option terms are generally 10 years, with options generally becoming exercisable between two and nine and one half years from the date of grant.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions summarized in the following table. Expected volatility is based on a blend of implied and historical volatility of our Class

A common stock. We use historical data on exercises of stock options and other factors to estimate the expected term of the options granted. The risk-free rate is based on the U.S. Treasury yield curve in effect at the date of grant.

The following table summarizes the weighted-average fair values at date of grant (adjusted to reflect the Stock Split) of a Class A common stock option granted under our stock option plans and the related weighted-average valuation assumptions:

	2006	2005	2004
Fair value	$7.30	$8.67	$7.63
Dividend yield	0%	0%	0%
Expected volatility	26.9%	27.1%	28.6%
Risk-free interest rate	4.8%	4.3%	3.5%
Expected option life (in years)	7.0	7.0	7.0

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	58

The following table summarizes the activity of our stock option plans for the year ended December 31, 2006 (adjusted to reflect the Stock Split):

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Class A Common Stock
Outstanding as of January 1, 2006	121,240	$24.73
Granted	18,594	$18.12
Exercised	(12,222)	$19.18
Forfeited	(4,113)	$19.76
Expired	(1,722)	$26.10
Outstanding as of December 31, 2006	121,777	$24.43	5.5	$812.3
Exercisable as of December 31, 2006	67,297	$28.33	3.6	$343.1
Class A Special Common Stock
Outstanding as of January 1, 2006	76,948	$20.90
Exercised	(10,545)	$15.31
Forfeited	(95)	$21.75
Expired	(1,707)	$23.96
Outstanding as of December 31, 2006	64,601	$21.75	3.5	$410.6
Exercisable as of December 31, 2006	57,081	$21.95	3.4	$353.1

We also maintain a deferred stock option plan for certain employees and directors that provided the optionees with the opportunity to defer the receipt of shares of our Class A or Class A Special common stock that would otherwise be deliverable upon exercise by the optionees of their stock options. As of December 31, 2006, approximately 2.0 million shares (adjusted to reflect the Stock Split) of Class A Special common stock were issuable under exercised options, the receipt of which was irrevocably deferred by the optionees pursuant to our deferred stock option plan.

Stock Option Liquidity Program

During 2004, we repurchased 16.6 million options (adjusted to reflect the Stock Split) from various nonemployee holders of stock options under a stock option liquidity program, targeted primarily to employees of a previously acquired company. The former option holders received $37 million for their options under the program. A financial counterparty we engaged in connection with the stock option liquidity program funded the cost of the program through the simultaneous purchase by the counterparty of new stock options from us that had similar economic terms as the options being purchased by us from the option holders. As of December 31, 2006, 13.9 million options remain outstanding, with a weighted-average exercise price of $30.89 per share (adjusted to reflect the Stock Split), and these options will expire over the course of the next six years.

Restricted Stock Plan

We maintain a restricted stock plan under which certain employees and directors (“Participants”) may be granted restricted share unit awards in our Class A or Class A Special common stock (the “Restricted Stock Plan”). Under our Restricted Stock Plan, approximately 40 million shares (adjusted to reflect the Stock Split) of our Class A and Class A Special common stock are reserved for issuance pursuant to awards under the plan, including those outstanding as of December 31, 2006. Awards of restricted share units are valued by reference to shares of common stock that entitle Participants to receive, upon the settlement of the unit, one share of common stock for each unit. The awards vest annually, generally over a period not to exceed five years from the date of the award, and do not have voting rights.

The following table summarizes the weighted-average fair value at date of grant (adjusted to reflect the Stock Split) and the compensation expense recognized related to restricted share unit awards:

	2006	2005	2004
Weighted-average fair value	$19.98	$22.13	$20.73
Compensation expense recognized (in millions)	$62	$57	$33

59	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

The following table summarizes the activity of the Restricted Stock Plan for the year ended December 31, 2006 (adjusted to reflect the Stock Split):

	Number of Nonvested Share Unit Awards (in thousands)	Weighted- Average Grant Date Fair Value
Class A Common Stock
Nonvested awards as of January 1, 2006	8,474	$21.70
Granted	7,539	$19.98
Vested	(1,635)	$21.90
Forfeited	(894)	$20.76
Nonvested awards as of December 31, 2006	13,484	$20.78
Class A Special Common Stock
Nonvested awards as of January 1, 2006	104	$24.46
Vested	(103)	$24.75
Nonvested awards as of December 31, 2006	1	$18.31

As of December 31, 2006, approximately 605,000 and 145,000 shares (adjusted to reflect the Stock Split) of Class A common stock and Class A Special common stock, respectively, were issuable under vested restricted share unit awards, the receipt of which was irrevocably deferred by Participants pursuant to the Restricted Stock Plan.

Share-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective Approach. SFAS No. 123R revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date, or the date of later modification, over the requisite service period. In addition, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

Under the Modified Prospective Approach, the amount of compensation cost recognized includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R, prior to the adoption of SFAS No. 123R, we recognized the majority of our share-based compensation costs using the accelerated recognition method. We recognize the cost of previously granted share-based awards under the accelerated recognition method and recognize the cost of new share-based awards on a straight-line basis over the requisite service period. The incremental pretax share-based compensation expense recognized due to the adoption of SFAS No. 123R for the year ended December 31, 2006, was $126 million. Total share-based compensation expense recognized under SFAS No. 123R, including the incremental pretax share-based compensation expense, was $190 million, with an associated tax benefit of $66 million for the year ended December 31, 2006. Prior to the adoption of SFAS No. 123R, we recognized share-based compensation expense of $67 million and $44 million with associated tax benefits of $25 million and $16 million for the years ended December 31, 2005 and 2004, respectively. The amount of share-based compensation capitalized or related to discontinued operations was not material to our consolidated financial statements.

Cash received from option exercises under all share-based payment arrangements for the year ended December 31, 2006, was $372 million. The total intrinsic value (market value on date of exercise less exercise price) of options exercised for the years ended December 31, 2006, 2005 and 2004, was $180 million, $59 million and $88 million, respectively. The tax benefit realized from stock options exercised for the years ended December 31, 2006, 2005 and 2004, was $62 million, $19 million and $30 million, respectively.

As of December 31, 2006, there was $207 million of total unrecognized, pretax compensation cost related to nonvested stock options. This cost is expected to be recognized over a weighted average period of approximately two and one half years.

The total fair value of restricted share units vested during the years ended December 31, 2006, 2005 and 2004, was $32 million, $28 million and $7 million, respectively. As of December 31, 2006, there was $177 million of total unrecognized pretax compensation cost related to nonvested restricted share unit awards. This cost is expected to be recognized over a weighted-average period of approximately two and one half years.

SFAS No. 123R also required us to change the classification, in our consolidated statement of cash flows, of any tax benefits realized upon the exercise of stock options or issuance of restricted share unit awards in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statement of cash flows. The excess cash tax benefit classified as a financing cash inflow for the year ended December 31, 2006, was $33 million.

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	60

Prior to January 1, 2006, we accounted for our share-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant. Had the fair-value-based method as prescribed by SFAS No. 123 been applied, additional pretax compensation expense of $166 million and $283 million would have been recognized for the years ended December 31, 2005 and 2004, respectively. The pretax compensation expense includes the expense related to discontinued operations, which for each of the years ended December 31, 2005 and 2004, was $4 million. Had the fair-value-based method as prescribed by SFAS No. 123 been applied, the effect on net income and earnings per share would have been as follows (adjusted to reflect the Stock Split):

(in millions, except per share data)	2005	2004
Net income, as reported	$928	$970
Add: Share-based compensation expense included in net income, as reported above, net of related tax effects	42	27
Less: Share-based compensation expense determined under fair value-based method for all awards, net of related tax effects	(150)	(206)
Pro forma, net income	$820	$791
Basic earnings for common stockholders per common share:
As reported	$0.28	$0.29
Pro forma	$0.25	$0.24
Diluted earnings for common stockholders per common share:
As reported	$0.28	$0.29
Pro forma	$0.25	$0.23

On December 23, 2004, the Compensation Committee of our Board of Directors approved the acceleration of vesting of all unvested options granted prior to January 1, 2003, to purchase shares of our Class A Special common stock having an exercise price of $22.67 (adjusted to reflect the Stock Split) or greater and held by current employees. Options with respect to approximately 23.3 million shares (adjusted to reflect the Stock Split) of our Class A Special common stock were subject to this acceleration. This acceleration was effective as of December 31,

2004, except for those holders of incentive stock options (“ISOs”), who were given the opportunity to decline the acceleration of an option if such acceleration would have the effect of changing the status of the option for federal income tax purposes from an ISO to a nonqualified stock option. Because these options had exercise prices in excess of current market values (were “underwater”) and were not fully achieving their original objectives of incentive compensation and employee retention, the acceleration may have had a positive effect on employee morale, retention and perception of option value. The acceleration also took into account the fact that in December 2004, we completed the repurchase of stock options held by certain nonemployees for cash (including underwater options) under a stock option liquidity program (see above), and that no such offer (nor any other “solution” for underwater options) was made to current employees. The acceleration had no effect on reported net income, an immaterial impact on pro forma net income in 2005 and an approximate $39 million, net of tax, impact on pro forma net income in 2004. The impacts of the acceleration are reflected in the pro forma amounts above. This acceleration eliminated the future compensation expense we would have otherwise recognized in our statement of operations with respect to these options subsequent to the adoption of SFAS No. 123R.

Note 11: Income Taxes

We join with our 80% or more owned subsidiaries in filing consolidated federal income tax returns. E! Entertainment filed separate consolidated federal income tax returns for periods prior to our obtaining 100% ownership, which occurred in November 2006 (see Note 5). Income tax (expense) benefit consists of the following components:

Year Ended December 31 (in millions)	2006	2005	2004
Current (expense) benefit
Federal	$(887)	$(590)	$(120)
State	(77)	(123)	(208)
	(964)	(713)	(328)
Deferred (expense) benefit
Federal	(301)	(66)	(536)
State	(82)	(94)	63
	(383)	(160)	(473)
Income tax (expense) benefit	$(1,347)	$(873)	$(801)

61	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Our effective income tax (expense) benefit differs from the federal statutory amount because of the effect of the following items:

Year Ended December 31 (in millions)	2006	2005	2004
Federal tax at statutory rate	$(1,258)	$(602)	$(610)
State income taxes, net of federal benefit	(132)	(105)	(20)
Nondeductible losses from joint ventures and equity in net (losses) income of affiliates, net	18	(24)	(9)
Adjustments to prior year income tax accrual and related interest	97	(105)	(157)
Other	(72)	(37)	(5)
Income tax (expense) benefit	$(1,347)	$(873)	$(801)

Our net deferred tax liability consists of the following components:

December 31 (in millions)	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$309	$331
Differences between book and tax basis of long-term debt	177	191
Nondeductible accruals and other	742	904
	1,228	1,426
Deferred tax liabilities:
Differences between book and tax basis of property and equipment and intangible assets	$25,527	$23,712
Differences between book and tax basis of investments	2,633	4,442
Differences between book and tax basis of indexed debt securities	720	644
	28,880	28,798
Net deferred tax liability	$27,652	$27,372

We recorded $(27) million and $319 million of deferred income tax liabilities (assets) in 2006 through income from discontinued operations and gain on discontinued operations, respectively. We decreased net deferred income tax liabilities by $474 million in 2006, principally in connection with the Adelphia and Time Warner transactions, the acquisition of the interest in E! Entertainment Television that we did not already own and Susquehanna (see Note 5).

We recorded an increase (decrease) of $79 million, $2 million and $(12) million to net deferred income tax liabilities in 2006, 2005 and 2004, respectively, in connection with unrealized gains (losses) on marketable securities, cash flow hedges and other amounts that are included in accumulated other comprehensive income (loss).

Net deferred tax liabilities included in current liabilities are related primarily to our current investments. We have federal net operating loss carryforwards of $178 million and various state carryforwards that expire in periods through 2026. The determination of the state net operating loss carryforwards is dependent upon the subsidiaries’ taxable income or loss, apportionment percentages and other respective state laws that can change from year to year and impact the amount of such carryforward.

In 2006, 2005 and 2004, income tax benefits attributable to share based compensation of approximately $60 million, $35 million and $80 million, respectively, were allocated to stockholders’ equity.

In the ordinary course of business, our tax returns, including those of acquired subsidiaries, are subject to examination by various taxing authorities.

In December 2004, the Internal Revenue Service concluded an examination of the tax returns of MediaOne Group, Inc., a subsidiary acquired in our 2002 acquisition of AT&T Corp.’s cable business, for the period of 1996 through 2000. We received a notice of adjustment disallowing certain deductions, principally a $1.5 billion breakup fee paid by MediaOne in 1999. The National Office of the IRS has issued a Technical Advice Memorandum that is adverse to us. We do not agree with the adjustment. We have received a final assessment and are in the process of preparing an appeal. In November 2005, we made a payment of $557 million to reduce the accruing of interest on the pending assessment. If we are successful in part or full, all or some of the funds would be refundable. If the IRS prevails, there would be no material effect on our consolidated results of operations for any period.

During 2005, the IRS proposed the disallowance of noncash interest deductions taken on the ZONES (see Note 8). The National Office of the IRS has issued a Technical Advice Memorandum that is adverse to us. We have recognized a cumulative federal tax benefit of $523 million through December 31, 2006, which will reverse and become payable upon the maturity or retirement of the ZONES; we have recorded this amount as a deferred tax liability. If the IRS’s position is sustained, the income tax benefits previously recognized would be disallowed, and interest would be assessed on amounts disallowed. Accordingly, the amounts recorded as deferred taxes would become payable. We do not agree with the IRS’s position and have appealed. The ultimate resolution of this issue is not expected to have a material effect on our consolidated results of operations for any period.

Other examinations of our tax returns may result in future tax and interest assessments by the taxing authorities, and we have accrued a liability when we believe that it is probable that we will be assessed. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position but could possibly be material

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	62

to our consolidated results of operations or cash flows of any one period.

Note 12: Statement of Cash Flows — Supplemental Information

In 2006, we began presenting our cash overdrafts resulting from checks drawn on zero balance accounts (“book overdrafts”) within accounts payable and accrued expenses related to trade creditors. Previously, these book overdrafts were included within cash and cash equivalents. The financial statements reflect this revised presentation in prior periods. Accordingly, the reported amounts of our cash and cash equivalents and accounts payable and accrued expenses related to trade creditors increased as of December 31, 2005, 2004 and 2003, by $254 million, $341 million and $189 million, respectively, and net cash provided by operating activities decreased by $87 million in 2005 and increased by $152 million in 2004.

The following table summarizes our cash payments for interest and income taxes:

Year Ended December 31 (in millions)	2006	2005	2004
Interest	$1,880	$1,809	$1,898
Income taxes	$1,284	$1,137	$205

During 2006, we:

•

exchanged investments for cable systems in the Redemptions with a fair value of approximately $3.2 billion and cable systems for cable systems in the Exchanges with a fair value of approximately $8.5 billion (see Note 5), which are considered noncash investing activities

•

acquired an additional equity interest with a fair value of $21 million and recorded a liability, for a corresponding amount in connection with our achievement of certain subscriber launch milestones, which is considered a noncash investing and operating activity

•	in connection with the Susquehanna transaction (see Note 5), we assumed a $185 million principal amount variable-rate term loan due 2008, which is considered a noncash financing and investing activity

During 2005, we:

•

settled through noncash financing and investing activities approximately $1.347 billion related to our Exchangeable Notes by delivering the underlying securities to the counterparties upon maturity of the instruments, and the equity collar agreements related to the underlying securities were exercised

•

acquired $170 million of intangible assets and incurred a corresponding liability in connection with the formation of the ventures in the Motorola transaction, which is considered a noncash investing and financing activity

•	acquired an equity method investment with a fair value of $91 million and incurred a corresponding liability, which is considered a noncash investing and financing activity

•

acquired an additional equity interest with a fair value of $45 million and recorded a liability for a corresponding amount in connection with our achievement of certain subscriber launch milestones, which is considered a noncash investing and operating activity

During 2004, we:

•

settled through noncash financing and investing activities approximately $1.944 billion related to our Exchangeable Notes by delivering the underlying securities to the counterparties upon maturity of the instruments, and the equity collar agreements related to the underlying securities were exercised

•	received noncash consideration of approximately $475 million in connection with the Liberty Media Exchange Agreement (see Note 5), which is considered a noncash investing activity

•	acquired cable systems through the assumption of $68 million of debt, which is considered a noncash investing and financing activity

•	issued shares of G4 with a value of approximately $70 million in connection with the acquisition of TechTV (see Note 5), which is considered a noncash financing and investing activity

•	received federal income tax refunds of approximately $591 million

63	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Note 13: Commitments and Contingencies

Commitments

Our programming networks have entered into license agreements for programs and sporting events that are available for telecast. In addition, we, through Comcast Spectacor, have employment agreements with both players and coaches of our professional sports teams. Certain of these employment agreements, which provide for payments that are guaranteed regardless of employee injury or termination, are covered by disability insurance if certain conditions are met.

Certain of our subsidiaries support debt compliance with respect to obligations of certain cable television partnerships and investments in which we hold an ownership interest (see Note 6). The obligations expire between May 2008 and March 2011. Although there can be no assurance, we believe that we will not be required to meet our obligations under such commitments. The total notional amount of our commitments was $965 million as of December 31, 2006, at which time there were no quoted market prices for similar agreements.

The following table summarizes our minimum annual commitments under programming license agreements of our programming networks and our minimum annual rental commitments for office space, equipment and transponder service agreements under noncancelable operating leases:

December 31, 2006 (in millions)	Program License Agreements	Operating Leases
2007	$381	$292
2008	343	268
2009	273	223
2010	284	147
2011	285	106
Thereafter	2,338	578

The following table summarizes our rental expense charged to operations:

Year Ended December 31 (in millions)	2006	2005	2004
Rental expense	$273	$212	$184

Contingencies

We and the minority owner group in Comcast Spectacor each have the right to initiate an exit process under which the fair market value of Comcast Spectacor would be determined by appraisal. Following such determination, we would have the option to acquire the 24.3% interest in Comcast Spectacor owned by the minority owner group based on the appraised fair market value. In the event we do not exercise this option, we and the minority owner group would then be required to use our best efforts to sell Comcast Spectacor. This exit process includes the minority owner group’s interest in Comcast SportsNet.

A minority owner of G4 is entitled to trigger an exit process whereby on May 10, 2009 (the fifth anniversary of the closing date), and on each successive anniversary of the closing date or the occurrence of certain other defined events, G4 would be required to purchase the minority owner’s 15% interest at fair market value (as determined by an appraisal process). The minority owners in certain of our technology development ventures also have rights to trigger an exit process after a certain period of time based on the fair value of the entities at the time the exit process is triggered.

At Home Cases

Litigation has been filed against us as a result of our alleged conduct with respect to our investment in and distribution relationship with At Home Corporation. At Home was a provider of high-speed Internet services that filed for bankruptcy protection in September 2001. Filed actions are: (i) class action lawsuits against us, AT&T (the former controlling shareholder of At Home and also a former distributor of the At Home service) and others in the United States District Court for the Southern District of New York, alleging securities law violations and common law fraud in connection with disclosures made by At Home in 2001; and (ii) a lawsuit brought in the United States District Court for the District of Delaware in the name of At Home by certain At Home bondholders against us, Brian L. Roberts (our Chairman and Chief Executive Officer and a director), Cox (Cox is also an investor in At Home and a former distributor of the At Home service) and others, alleging breaches of fiduciary duty relating to March 2000 agreements (which, among other things, revised the distributor relationships), and seeking recovery of alleged short-swing profits pursuant to Section 16(b) of the Exchange Act (purported to have arisen in connection with certain transactions relating to At Home stock effected pursuant to the March 2000 agreements).

In the Southern District of New York actions (item (i) above), the court dismissed all claims. The plaintiffs’ appealed this decision, and the Court of Appeals for the Second Circuit denied the plaintiffs’ appeal. The plaintiffs petitioned the Court of Appeals for rehearing. The Delaware case (item (ii) above) was transferred to the United States District Court for the Southern District of New York. The court dismissed the Section 16(b) claims, and the breach of fiduciary duty claim, for lack of federal jurisdiction. The Court of Appeals for the Second Circuit denied the plaintiffs’ appeal from the decision dismissing the Section 16(b) claims, and the U.S. Supreme Court denied the plaintiffs’ petition for a further appeal. The plaintiffs recommenced the breach of fiduciary duty claim in Delaware Chancery Court. The Court has set a trial date in October 2007.

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	64

Under the terms of our 2002 acquisition of AT&T Corp.’s cable business, we are contractually liable for 50% of any liabilities of AT&T in the actions described in items (i) and (ii) above (in which we are also a defendant).

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

AT&T — TCI Cases

In June 1998, class action lawsuits were filed by then-shareholders of Tele-Communications, Inc. (“TCI”) Series A TCI Group Common Stock (“Common A”) against AT&T and the directors of TCI relating to the acquisition of TCI by AT&T, alleging that former members of the TCI board of directors breached their fiduciary duties to Common A shareholders by agreeing to transaction terms whereby holders of the Series B TCI Group Common Stock received a 10% premium over what Common A shareholders received.

In connection with the TCI acquisition (completed in early 1999), AT&T agreed under certain circumstances to indemnify TCI’s former directors for certain liabilities, potentially including those incurred in connection with this action. Under the terms of our acquisition of AT&T Corp.’s cable business, (i) we agreed to indemnify AT&T for certain liabilities, potentially including those incurred by AT&T in connection with this action, and (ii) we assumed certain obligations of TCI to indemnify its former directors, potentially including those incurred in connection with this action.

In October 2006 these lawsuits were settled. We agreed to contribute approximately $44 million to the settlement. This amount was paid in November 2006 and did not have a material impact on our results of operations for the year ended December 31, 2006. The settlement was approved in February 2007.

Patent Litigation

We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be in part or in whole the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Antitrust Cases

We are defendants in two purported class actions originally filed in the United States District Courts for the District of Massachusetts and the Eastern District of Pennsylvania, respectively. The potential class in the Massachusetts case is our subscriber base in the “Boston Cluster” area, and the potential class in the Pennsylvania case is our subscriber base in the “Philadelphia and Chicago clusters,” as those terms are defined in the complaints. In each case, the plaintiffs allege that certain subscriber exchange transactions with other cable providers resulted in unlawful “horizontal market restraints” in those areas and seek damages pursuant to antitrust statutes, including treble damages.

As a result of recent events in both cases relating to the procedural issue of whether the plaintiffs’ claims could proceed in court or, alternatively, whether the plaintiffs should be compelled to arbitrate their claims pursuant to arbitration clauses in their subscriber agreements, it has become more likely that these cases will proceed in court. Our motion to dismiss the Pennsylvania case on the pleadings was denied, and the plaintiffs have moved to certify a class action. We are opposing the plaintiffs’ motion and are proceeding with class discovery. We have moved to dismiss the Massachusetts case. The Massachusetts case was recently transferred to the Eastern District of Pennsylvania and plaintiffs are seeking to consolidate it with the Pennsylvania case.

We believe the claims in these actions are without merit and are defending the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

Other

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The amount of ultimate liability with respect to such actions is not expected to materially affect our financial position, results of operations or liquidity.

Note 14: Financial Data by Business Segment

Our reportable segments consist of our Cable and Programming businesses. In evaluating the profitability of our segments, the components of net income (loss) below operating income (loss) before depreciation and amortization are not separately evaluated by our management. Assets are not allocated to segments for management reporting. Our financial data by business segment is as follows:

65	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

(in millions)	Cable(a)(b)	Programming(c)	Corporate and Other(d)(e)	Eliminations(e)(f)	Total
2006
Revenues(g)	$24,100	$1,053	$355	$(542)	$24,966
Operating income (loss) before depreciation and amortization(h)	9,704	241	(357)	(146)	9,442
Depreciation and amortization	4,657	166	80	(80)	4,823
Operating income (loss)	5,047	75	(437)	(66)	4,619
Capital Expenditures	4,244	16	31	104	4,395
2005
Revenues(g)	$19,987	$919	$315	$(146)	$21,075
Operating income (loss) before depreciation and amortization(h)(i)	7,947	272	(302)	155	8,072
Depreciation and amortization	4,346	154	71	(20)	4,551
Operating income (loss)(i)	3,601	118	(373)	175	3,521
Capital Expenditures	3,409	16	38	158	3,621
2004
Revenues(g)	$18,230	$787	$332	$(128)	$19,221
Operating income (loss) before depreciation and amortization(h)(i)	6,940	269	(310)	281	7,180
Depreciation and amortization	4,102	162	105	(18)	4,351
Operating income (loss)(i)	2,838	107	(415)	299	2,829
Capital Expenditures	3,394	17	21	228	3,660

(a) For the years ended December 31, 2006, 2005 and 2004, Cable segment revenues were derived from the following services:

	2006	2005	2004
Video	62.6%	64.6%	67.0%
High-speed Internet	20.7	18.8	16.1
Phone	3.8	3.1	3.4
Advertising	6.4	6.4	6.6
Other	6.5	7.1	6.9
Total	100.0%	100.0%	100.0%

(b) Our regional sports and news networks (Comcast SportsNet, Comcast SportsNet Mid-Atlantic, Comcast SportsNet Chicago, Comcast SportsNet West, Cable Sports Southeast, MountainWest Sports Network and CN8 — The Comcast Network) are included in our Cable segment. To be consistent with our management reporting presentation, beginning August 1, 2006, the Cable segment also includes the operating results of the cable systems serving Houston, Texas held in the TKCCP (see Note 5). The operating results of the cable systems serving Houston, Texas are reversed in the Eliminations column to reconcile to our consolidated financial statements.

(c) Programming includes our consolidated national programming networks: E!, Style, The Golf Channel, VERSUS, G4 and AZN Television.

(d) Corporate and Other includes Comcast Spectacor, a portion of operating results of our less than wholly owned technology development ventures (see “(e)” below), corporate activities and all other businesses not presented in our Cable or Programming segments.

(e) We consolidate our less than wholly owned technology development ventures, which we control or of which we are considered the primary beneficiary. These ventures are with various corporate partners, such as Motorola and Gemstar. The ventures have been created to share the costs of development of new technologies for set-top boxes and other devices. The results of these entities are included within Corporate and Other. Cost allocations are made to the Cable segment based on our percentage ownership in each entity. The remaining net costs related to the minority corporate partners are included in Corporate and Other.

(f) Included in the Eliminations column are intersegment transactions that our segments enter into with one another. The most common types of transactions are the following:

• our Programming segment generates revenue by selling cable network programming to our Cable segment, which represents a substantial majority of the revenue elimination amount

• our Cable segment receives incentives offered by our Programming segment when negotiating programming contracts that are recorded as a reduction of programming expenses

• our Cable segment generates revenue by selling the use of satellite feeds to our Programming segment

(g) Non-U.S. revenues were not significant in any period. No single customer accounted for a significant amount of our revenue in any period.

(h) To measure the performance of our operating segments, we use operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets, and gains or losses from the sale of assets, if any. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital structure or investment activities. We use this measure to evaluate our consolidated operating performance, the operating performance of our operating segments, and to allocate resources and capital to our operating segments. It is also a significant performance measure in our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. This measure should not be considered a substitute for operating income (loss), net income (loss), net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP.

(i) To be consistent with our management reporting presentation, the 2005 and 2004 segment amounts have been adjusted as if stock options had been expensed as of January 1, 2004 (see Note 10). The total adjustments are reversed in the Eliminations column to reconcile to our consolidated 2005 and 2004 amounts. For the years ended December 31, 2005 and 2004, the adjustments reducing operating income (loss) before depreciation and amortization by segment were as follows:

(in millions)	2005	2004
Cable	$116	$180
Programming	1	(4)
Corporate and Other	49	107
Total	$166	$283

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	66

Note 15: Quarterly Financial Information (Unaudited)

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total Year
2006
Revenues	$5,595	$5,908	$6,432	$7,031		$24,966
Operating income	1,004	1,173	1,224	1,218		4,619
Income from continuing operations	438	399	969	429	(a)	2,235
Income from discontinued operations	28	61	14	—		103
Gain on discontinued operations	—	—	234	(39	)(a)	195
Net income	$466	$460	$1,217	$390		$2,533
Basic earnings for common stockholders per common share(c)
Income from continuing operations	$0.14	$0.13	$0.31	$0.14		$0.71
Income from discontinued operations	0.01	0.02	—	—		0.03
Gain on discontinued operations	—	—	0.07	(.01)		0.06
Net income	$0.15	$0.15	$0.38	$0.13		$0.80
Diluted earnings for common stockholders per common share(c)
Income from continuing operations	$0.14	$0.13	$0.31	$0.14		$0.70
Income from discontinued operations	0.01	0.02	—	—		0.03
Gain on discontinued operations	—	—	0.07	(0.01)		0.06
Net income	$0.15	$0.15	$0.38	$0.13		$0.79
2005
Revenues	$5,074	$5,301	$5,284	$5,416		$21,075
Operating income	829	1,002	841	849		3,521
Income from continuing operations	122	401	198	107		828
Income from discontinued operations	21	29	24	26		100
Net income	$143	$430	$222	$133	(b)	$928
Basic earnings for common stockholders per common share(c)
Income from continuing operations	$0.04	$0.12	$0.06	$0.03		$0.25
Income from discontinued operations	—	0.01	0.01	0.01		0.03
Net income	$0.04	$0.13	$0.07	$0.04		$0.28
Diluted earnings for common stockholders per common share(c)
Income from continuing operations	$0.04	$0.12	$0.06	$0.03		$0.25
Income from discontinued operations	—	0.01	0.01	0.01		0.03
Net income	$0.04	$0.13	$0.07	$0.04		$0.28

(a) Includes adjustments reducing estimated gains recorded on transactions that closed in the third quarter of 2006.

(b) Includes refinement to our effective tax rate in the fourth quarter of 2005.

(c) Adjusted to reflect the Stock Split

67	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Note 16: Condensed Consolidating Financial Information

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

In September 2005, Comcast Corporation unconditionally guaranteed Comcast Holdings’ ZONES due October 2029 and its 10 5/8% Senior Subordinated Debentures due 2012, both of which were issued by Comcast Holdings; accordingly, we have added Comcast Holdings’ condensed consolidated financial information for all periods presented. Our condensed consolidating financial information is as follows:

Condensed Consolidating Balance Sheet

As of December 31, 2006

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Assets
Cash and cash equivalents	$77	$—	$—	$—	$—	$1,162	$—	$1,239
Investments	—	—	—	—	—	1,735	—	1,735
Accounts receivable, net	—	—	—	—	—	1,450	—	1,450
Other current assets	15	1	—	—	—	762	—	778
Total current assets	92	1	—	—	—	5,109	—	5,202
Investments	—	—	—	—	—	8,847	—	8,847
Investments in and amounts due from subsidiaries eliminated upon consolidation	62,622	31,152	37,757	41,151	23,984	1,895	(198,561)	—
Property and equipment, net	17	—	1	—	—	21,230	—	21,248
Franchise rights	—	—	—	—	—	55,927	—	55,927
Goodwill	—	—	—	—	—	13,768	—	13,768
Other intangible assets, net	—	—	—	—	—	4,881	—	4,881
Other noncurrent assets, net	176	16	20	—	31	289	—	532
Total assets	$62,907	$31,169	$37,778	$41,151	$24,015	$111,946	$(198,561)	$110,405
Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses related to trade creditors	$11	$—	$—	$—	$—	$2,851	$—	$2,862
Accrued expenses and other current liabilities	616	247	83	106	69	1,911	—	3,032
Deferred income taxes	—	—	—	—	—	563	—	563
Current portion of long-term debt	—	600	—	242	—	141	—	983
Total current liabilities	627	847	83	348	69	5,466	—	7,440
Long-term debt, less current portion	15,358	4,397	3,498	3,046	683	1,010	—	27,992
Deferred income taxes	4,638	—	—	—	887	21,564	—	27,089
Other noncurrent liabilities	1,117	46	—	—	76	5,237	—	6,476
Minority interest	—	—	—	—	—	241	—	241
Stockholders’ Equity
Common stock	35	—	—	—	—	—	—	35
Other stockholders’ equity	41,132	25,879	34,197	37,757	22,300	78,428	(198,561)	41,132
Total stockholders’ equity	41,167	25,879	34,197	37,757	22,300	78,428	(198,561)	41,167
Total liabilities and stockholders’ equity	$62,907	$31,169	$37,778	$41,151	$24,015	$111,946	$(198,561)	$110,405

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	68

Condensed Consolidating Balance Sheet

As of December 31, 2005

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Assets
Cash and cash equivalents	$—	$—	$—	$—	$—	$947	$—	$947
Investments	—	—	—	—	—	148	—	148
Accounts receivable, net	—	—	—	—	—	1,008	—	1,008
Other current assets	16	—	—	—	—	669	—	685
Current assets of discontinued operations	—	—	—	—	—	60	—	60
Total current assets	16	—	—	—	—	2,832	—	2,848
Investments	—	—	—	—	—	12,675	—	12,675
Investments in and amounts due from subsidiaries eliminated upon consolidation	53,103	29,562	36,042	40,482	22,742	955	(182,886)	—
Property and equipment, net	11	—	2	—	3	17,688	—	17,704
Franchise rights	—	—	—	—	—	48,804	—	48,804
Goodwill	—	—	—	—	—	13,498	—	13,498
Other intangible assets, net	—	—	—	—	4	3,114	—	3,118
Other noncurrent assets, net	122	21	23	—	43	426	—	635
Other noncurrent assets of discontinued operations, net	—	—	—	—	—	4,118	—	4,118
Total assets	$53,252	$29,583	$36,067	$40,482	$22,792	$104,110	$(182,886)	$103,400
Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses related to trade creditors	$—	$—	$—	$—	$—	$2,239	$—	$2,239
Accrued expenses and other current liabilities	447	224	113	127	89	1,482	—	2,482
Deferred income taxes	—	—	—	—	—	2	—	2
Current portion of long-term debt	—	620	—	995	—	74	—	1,689
Current liability of discontinued operations	—	—	—	—	—	112	—	112
Total current liabilities	447	844	113	1,122	89	3,909	—	6,524
Long term-debt, less current portion	8,243	4,988	3,498	3,318	981	654	—	21,682
Deferred income taxes	3,470	—	—	—	811	23,089	—	27,370
Other noncurrent liabilities	873	54	—	—	50	5,943	—	6,920
Minority interest	—	—	—	—	—	657	—	657
Noncurrent liabilities of discontinued operations	—	—	—	—	—	28	—	28
Stockholders’ Equity
Common stock	36	—	—	—	—	—	—	36
Other stockholders’ equity	40,183	23,697	32,456	36,042	20,861	69,830	(182,886)	40,183
Total stockholders’ equity	40,219	23,697	32,456	36,042	20,861	69,830	(182,886)	40,219
Total liabilities and stockholders’ equity	$53,252	$29,583	$36,067	$40,482	$22,792	$104,110	$(182,886)	$103,400

69	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2006

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$—	$—	$—	$—	$—	$24,966	$—	$24,966
Management fee revenue	526	193	298	298	8	—	(1,323)	—
	526	193	298	298	8	24,966	(1,323)	24,966
Costs and Expenses
Operating (excluding depreciation)	—	—	—	—	—	9,010	—	9,010
Selling, general and administrative	256	193	298	298	16	6,776	(1,323)	6,514
Depreciation	8	—	—	—	2	3,818	—	3,828
Amortization	—	—	—	—	4	991	—	995
	264	193	298	298	22	20,595	(1,323)	20,347
Operating income (loss)	262	—	—	—	(14)	4,371	—	4,619
Other Income (Expense)
Interest expense	(776)	(400)	(325)	(259)	(68)	(236)	—	(2,064)
Investment income (loss), net	—	—	—	—	34	956	—	990
Equity in net income (losses) of affiliates	2,867	1,509	1,900	2,069	1,266	(138)	(9,597)	(124)
Other income (expense)	—	—	—	—	—	173	—	173
	2,091	1,109	1,575	1,810	1,232	755	(9,597)	(1,025)
Income (loss) from continuing operations before income taxes and minority interest	2,353	1,109	1,575	1,810	1,218	5,126	(9,597)	3,594
Income tax (expense) benefit	180	143	114	90	26	(1,900)	—	(1,347)
Income (loss) from continuing operations before minority interest	2,533	1,252	1,689	1,900	1,244	3,226	(9,597)	2,247
Minority interest	—	—	—	—	—	(12)	—	(12)
Income from continuing operations	2,533	1,252	1,689	1,900	1,244	3,214	(9,597)	2,235
Income from discontinued operations, net of tax	—	—	—	—	—	103	—	103
Gain on discontinued operations, net of tax	—	—	—	—	—	195	—	195
Net Income	$2,533	$1,252	$1,689	$1,900	$1,244	$3,512	$(9,597)	$2,533

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	70

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2005

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$—	$—	$—	$—	$—	$21,075	$—	$21.075
Management fee revenue	457	174	278	278	8	—	(1,195)	—
	457	174	278	278	8	21,075	(1,195)	21,075
Costs and Expenses
Operating (excluding depreciation)	—	—	—	—	—	7,513	—	7,513
Selling, general and administrative	204	174	278	278	15	5,736	(1,195)	5,490
Depreciation	3	—	—	—	3	3,407	—	3,413
Amortization	—	—	—	—	10	1,128	—	1,138
	207	174	278	278	28	17,784	(1,195)	17,554
Operating income (loss)	250	—	—	—	(20)	3,291	—	3,521
Other Income (Expense)
Interest expense	(371)	(477)	(329)	(306)	(101)	(211)	—	(1,795)
Investment income (loss), net	—	—	—	—	(16)	105	—	89
Equity in net income (losses) of affiliates	1,007	1,372	605	804	977	43	(4,850)	(42)
Other income (expense)	—	—	—	—	—	(53)	—	(53)
	636	895	276	498	860	(116)	(4,850)	(1,801)
Income (loss) from continuing operations before income taxes and minority interest	886	895	276	498	840	3,175	(4,850)	1,720
Income tax (expense) benefit	42	167	115	107	48	(1,352)	—	(873)
Income (loss) from continuing operations before minority interest	928	1,062	391	605	888	1,823	(4,850)	847
Minority interest	—	—	—	—	—	(19)	—	(19)
Income from continuing operations	$928	$1,062	$391	$605	$888	$1,804	$(4,850)	$828
Income from discontinued operations, net of tax	—	—	—	—	—	100	—	100
Net Income	$928	$1,062	$391	$605	$888	$1,904	$(4,850)	$928

71	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2004

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Revenues
Service revenues	$—	$—	$—	$—	$—	$19,221	$—	$19,221
Management fee revenue	416	161	253	253	8	—	(1,091)	—
	416	161	253	253	8	19,221	(1,091)	19,221
Costs and Expenses
Operating (excluding depreciation)	—	—	—	—	—	7,036	—	7,036
Selling, general and administrative	168	161	253	253	13	5,248	(1,091)	5,005
Depreciation	2	—	—	—	3	3,192	—	3,197
Amortization	—	—	—	—	11	1,143	—	1,154
	170	161	253	253	27	16,619	(1,091)	16,392
Operating income (loss)	246	—	—	—	(19)	2,602	—	2,829
Other Income (Expense)
Interest expense	(289)	(474)	(348)	(399)	(98)	(266)	—	(1,874)
Investment income (loss), net	—	—	—	—	100	372	—	472
Equity in net income (losses) of affiliates	998	1,170	310	569	997	(216)	(3,909)	(81)
Other income (expense)	—	—	—	—	—	397	—	397
	709	696	(38)	170	999	287	(3,909)	(1,086)
Income (loss) from continuing operations before income taxes and minority interest	955	696	(38)	170	980	2,889	(3,909)	1,743
Income tax (expense) benefit	15	166	122	140	6	(1,250)	—	(801)
Income (loss) from continuing operations before minority interest	970	862	84	310	986	1,639	(3,909)	942
Minority interest	—	—	—	—	—	(14)	—	(14)
Income from continuing operations	970	862	84	310	986	1,625	(3,909)	928
Income from discontinued operations, net of tax	—	—	—	—	—	42	—	42
Net Income	$970	$862	$84	$310	$986	$1,667	$(3,909)	$970

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	72

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2006

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities	$90	$(240)	$(226)	$(224)	$20	$7,198	$—	$6,618
Financing Activities
Proceeds from borrowings	7,474	—	—	—	—	23	—	7,497
Retirements and repayments of debt	(350)	(619)	—	(988)	(27)	(55)	—	(2,039)
Repurchases of common stock	(2,347)	—	—	—	—	—	—	(2,347)
Issuances of common stock	410	—	—	—	—	—	—	410
Other	33	—	—	—	—	(8)	—	25
Net cash provided by (used in) financing activities	5,220	(619)	—	(988)	(27)	(40)	—	3,546
Investing Activities
Net transactions with affiliates	(5,272)	859	226	1,212	(3)	2,978	—	—
Capital expenditures	(8)	—	—	—	—	(4,387)	—	(4,395)
Cash paid for intangible assets	—	—	—	—	—	(306)	—	(306)
Acquisitions, net of cash acquired	—	—	—	—	—	(5,110)	—	(5,110)
Proceeds from sales and restructuring of investments	47	—	—	—	10	2,663	—	2,720
Purchases of investments	—	—	—	—	—	(2,812)	—	(2,812)
Proceeds from sales (purchases) of short-term investments, net	—	—	—	—	—	33	—	33
Other	—	—	—	—	—	(2)	—	(2)
Net cash provided by (used in) investing activities	(5,233)	859	226	1,212	7	(6,943)	—	(9,872)
Increase in cash and cash equivalents	77	—	—	—	—	215	—	292
Cash and cash equivalents, beginning of year	—	—	—	—	—	947	—	947
Cash and cash equivalents, end of year	$77	$—	$—	$—	$—	$1,162	$—	$1,239

73	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2005

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities	$61	$(256)	$(204)	$(387)	$(110)	$5,731	$—	$4,835
Financing Activities
Proceeds from borrowings	3,972	—	—	—	—	6	—	3,978
Retirements and repayments of debt	—	(700)	—	(1,628)	(13)	(365)	—	(2,706)
Repurchases of common stock	(2,313)	—	—	—	—	—	—	(2,313)
Issuances of common stock	93	—	—	—	—	—	—	93
Other	—	—	—	—	—	15	—	15
Net cash provided by (used in) financing activities	1,752	(700)	—	(1,628)	(13)	(344)	—	(933)
Investing Activities
Net transactions with affiliates	(1,813)	956	204	2,015	123	(1,485)	—	—
Capital expenditures	—	—	—	—	—	(3,621)	—	(3,621)
Cash paid for intangible assets	—	—	—	—	—	(281)	—	(281)
Acquisitions, net of cash acquired	—	—	—	—	—	(199)	—	(199)
Proceeds from sales and restructuring of investments	—	—	—	—	—	861	—	861
Purchases of investments	—	—	—	—	—	(306)	—	(306)
Proceeds from sales (purchases) of short-term investments, net	—	—	—	—	—	(86)	—	(86)
Other	—	—	—	—	—	(116)	—	(116)
Net cash provided by (used in) investing activities	(1,813)	956	204	2,015	123	(5,233)	—	(3,748)
Increase in cash and cash equivalents	—	—	—	—	—	154	—	154
Cash and cash equivalents, beginning of year	—	—	—	—	—	793	—	793
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—	$947	$—	$947

Notes to Consolidated Financial Statements Comcast 2006 Annual Report	74

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2004

(in millions)	Comcast Parent	CCCL Parent	CCCH Parent	Combined CCHMO Parents	Comcast Holdings	Non- Guarantor Subsidiaries	Elimination and Consolidation Adjustments	Consolidated Comcast Corporation
Operating Activities
Net cash provided by (used in) operating activities	$482	$(143)	$(155)	$(478)	$8	$6,368	$—	$6,082
Financing Activities
Proceeds from borrowings	620	—	400	—	—	10	—	1,030
Retirements and repayments of debt	(300)	(561)	(400)	(306)	—	(756)	—	(2,323)
Repurchases of common stock	(1,361)	—	—	—	—	—	—	(1,361)
Issuances of common stock	113	—	—	—	—	—	—	113
Other	8	—	—	—	—	17	—	25
Net cash provided by (used in) financing activities	(920)	(561)	—	(306)	—	(729)	—	(2,516)
Investing Activities
Net transactions with affiliates	438	704	155	784	(8)	(2,073)	—	—
Capital expenditures	—	—	—	—	—	(3,660)	—	(3,660)
Cash paid for intangible assets	—	—	—	—	—	(615)	—	(615)
Acquisitions, net of cash acquired	—	—	—	—	—	(296)	—	(296)
Proceeds from sales and restructuring of investments	—	—	—	—	—	228	—	228
Purchases of investments	—	—	—	—	—	(156)	—	(156)
Proceeds from sales (purchases) of short-term investments, net	—	—	—	—	—	(13)	—	(13)
Proceeds from settlement of contract of acquired company	—	—	—	—	—	26	—	26
Other	—	—	—	—	—	(26)	—	(26)
Net cash provided by (used in) investing activities	438	704	155	784	(8)	(6,585)	—	(4,512)
Decrease in cash and cash equivalents	—	—	—	—	—	(946)	—	(946)
Cash and cash equivalents, beginning of year	—	—	—	—	—	1,739	—	1,739
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—	$793	$—	$793

75	Comcast 2006 Annual Report Notes to Consolidated Financial Statements

Reconciliation of Non-GAAP Measures

Reconciliation of 2006 Operating Income to Operating Cash Flow

(in millions)
Operating Income	$4,619
Depreciation and Amortization	4,823
Operating Cash Flow(a)	$9,442

(a) Operating Cash Flow (as presented above) is defined as operating income before depreciation and amortization, excluding impairment charges related to fixed and intangible assets and gains or losses on sale of assets, if any.

Calculation of 2006 Free Cash Flow

(in millions)
Net Cash Provided by Operating Activities	$6,618
Capital Expenditures	(4,395)
Cash Paid For Intangible Assets	(306)
Nonoperating Items, Net of Tax	706
Free Cash Flow(a)	$2,623

(a) Free Cash Flow (as presented above) is defined as “Net Cash Provided by Operating Activities” (as stated in our Consolidated Statement of Cash Flows) reduced by capital expenditures and cash paid for intangible assets; and increased by any payments related to certain nonoperating items, net of estimated tax benefits (such as income taxes on investment sales, and nonrecurring payments related to income tax and litigation contingencies of acquired companies).

Reconciliation of Cable Segment pro Forma, “As Adjusted” Financial Data

(in millions)	Cable	Pro Forma Adjustments(a)	Cable Pro Forma	Pro Forma % Growth	% Growth
2006
Revenue	$24,100	$2,239	$26,339	12%	21%
Operating Expenses (excluding depreciation and amortization)	14,396	1,432	15,828
Operating Cash Flow	$9,704	$807	$10,511	15%	22%
Depreciation and Amortization	4,657	608	5,265
Operating Income	$5,047	$199	$5,246
2005
Revenue	$19,987	$3,569	$23,556
Operating Expenses (excluding depreciation and amortization)	11,924	2,384	14,308
Stock option adjustment(b)	116	—	116
Operating Cash Flow	$7,947	$1,185	$9,132
Depreciation and Amortization	4,346	1,134	5,480
Operating Income	$3,601	$51	$3,652

(a) Pro forma results adjust only for certain acquisitions and dispositions, including Susquehanna Communications (April 2006), the Adelphia and Time Warner transactions (July 2006) and the dissolution of the Texas and Kansas City cable partnership (effective January 1, 2007). Cable segment results are presented as if the transactions noted above were effective on January 1, 2005.

(b) To be consistent with our management reporting, the 2005 Cable segment amounts have been adjusted as if stock options had been expensed as of January 1, 2005.

Comcast 2006 Annual Report	76

Market for the Registrant’s Common Equity

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol CMCSA and our Class A Special common stock is listed on the Nasdaq Global Select Market under the symbol CMCSK. There is no established public trading market for our Class B common stock. Our Class B common stock can be converted, on a share for share basis, into Class A or Class A Special common stock. The following table sets forth, for the indicated periods, the high and low sales prices of our Class A and Class A Special common stock (adjusted to reflect the Stock Split).

	Class A		Class A Special
	High	Low	High	Low
2006
First Quarter	$18.97	$16.90	$18.87	$16.73
Second Quarter	22.37	17.45	22.27	17.33
Third Quarter	24.77	20.67	24.74	20.64
Fourth Quarter	28.94	24.17	28.69	24.14
2005
First Quarter	$23.00	$20.69	$22.77	$20.33
Second Quarter	22.69	20.37	22.47	19.80
Third Quarter	21.54	19.16	21.25	18.82
Fourth Quarter	19.56	17.20	19.24	17.01

We have not declared and paid any cash dividends on our Class A, Class A Special or Class B common stock in our last two fiscal years and do not intend to do so for the foreseeable future.

As of December 31, 2006, there were 921,275 record holders of our Class A common stock, 2,266 record holders of our Class A Special common stock and three record holders of our Class B common stock.

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on our Class A common stock and Class A Special common stock during the five years ended December 31, 2006, with the cumulative total return on the Standard & Poor’s 500 Stock Index and with a selected peer group consisting of us and other companies engaged in the cable, telecommunications and media industries. This peer group consists of Cablevision Systems Corporation (Class A), Time Warner Inc., The DirecTV Group Inc. and Echostar Communications Corp. The comparison assumes $100 was invested on December 31, 2001, in our Class A common stock and Class A Special common stock and in each of the following indices and assumes the reinvestment of dividends.

(in dollars)	2002	2003	2004	2005	2006
Comcast Class A	65	91	92	72	118
Comcast Class A Special	63	87	91	71	116
S&P 500 Stock Index	78	100	111	117	135
Peer Group Index	46	64	67	57	84

77	Comcast 2006 Annual Report

Selected Financial Data

Year Ended December 31 (in millions, except per share data)	2006	2005	2004	2003	2002
Statement of Operations Data
Revenues	$24,966	$21,075	$19,221	$17,330	$7,997
Operating income	4,619	3,521	2,829	1,938	948
Income (loss) from continuing operations	2,235	828	928	(222)	(452)
Discontinued operations(a)(b)	298	100	42	3,462	178
Net income (loss)	2,533	928	970	3,240	(274)
Basic earnings( loss) for common stockholders per common share(c)
Income (loss) from continuing operations	$0.71	$0.25	$0.28	$(0.07)	$(0.27)
Discontinued operations(a)(b)	0.09	0.03	0.01	1.02	0.11
Net income (loss)	$0.80	$0.28	$0.29	$0.95	$(0.16)
Diluted earnings (loss) for common stockholders per common share(c)
Income (loss) from continuing operations	$0.70	$0.25	$0.28	$(0.07)	$(0.27)
Discontinued operations(a)(b)	0.09	0.03	0.01	1.02	0.11
Net income (loss)	$0.79	$0.28	$0.29	$0.95	$(0.16)
Balance Sheet Data (at year end)
Total assets	$110,405	$103,400	$105,035	$109,348	$113,485
Long-term debt	27,992	21,682	20,093	23,835	27,956
Stockholders’ equity	41,167	40,219	41,422	41,662	38,329
Statement of Cash Flows Data
Net cash provided by (used in):
Operating activities	$6,618	$4,835	$6,082	$2,686	$2,518
Financing activities	3,546	(933)	(2,516)	(7,048)	(1,005)
Investing activities	(9,872)	(3,748)	(4,512)	5,239	(1,125)

(a) In July 2006, in connection with the transactions with Adelphia and Time Warner, we transferred our previously owned cable systems located in Los Angeles, Cleveland and Dallas to Time Warner Cable. These cable systems are presented as discontinued operations for the years ended on or before December 31, 2006 (see Note 5 to our consolidated financial statements).

(b) In September 2003, we sold our interest in QVC to Liberty Media Corporation. QVC is presented as a discontinued operation for the years ended on and before December 31, 2003.

(c) Adjusted to reflect the Stock Split.

Comcast 2006 Annual Report	78

Board of Directors and Corporate Executives

Board of Directors

S. Decker Anstrom	Edward D. Breen	J. Michael Cook	Ralph J. Roberts
President and	Chairman and	Retired Chairman and	Founder
Chief Operating Officer	Chief Executive Officer	Chief Executive Officer	Chairman, Executive and
Landmark Communications, Inc.	Tyco International, Ltd.	Deloitte & Touche LLP	Finance Committee

Kenneth J. Bacon	Julian A. Brodsky	Jeffrey A. Honickman	Dr. Judith Rodin
Executive Vice President	Non-Executive Vice Chairman	Chief Executive Officer	President
Housing and		Pepsi-Cola and	The Rockefeller Foundation
Community Development	Joseph J. Collins	National Brand Beverage, Ltd.
Fannie Mae	Chairman		Michael I. Sovern
	Aegis, LLC	Brian L. Roberts	Chairman
Sheldon M. Bonovitz	Retired Chairman and	Chairman and CEO	Sotheby’s Holdings, Inc.
Chairman and	Chief Executive Officer
Chief Executive Officer	Time Warner Cable
Duane Morris LLP

Corporate Executives

Brian L. Roberts	Arthur R. Block	Joseph F. DiTrolio	Charisse R. Lille
Chairman and	Senior Vice President,	Vice President	Vice President
Chief Executive Officer	General Counsel and	Financial Operations	Human Resources
Secretary
Ralph J. Roberts		Marlene S. Dooner	Kenneth Mikalauskas
Founder	Mark A. Coblitz	Vice President	Vice President
Chairman, Executive and	Senior Vice President	Investor Relations	Finance
Finance Committee	Strategic Planning
		William E. Dordelman	Marc A. Rockford
John R. Alchin	Robert S. Pick	Vice President	Vice President and
Executive Vice President and	Senior Vice President	Finance	Senior Deputy General Counsel
Co-Chief Financial Officer	Corporate Development
		Kamal Dua	D’Arcy F. Rudnay
Stephen B. Burke	Lawrence J. Salva	Vice President	Vice President
Executive Vice President and	Senior Vice President,	Internal Audit and	Corporate Communications
Chief Operating Officer	Chief Accounting Officer and	General Auditor
President, Comcast Cable	Controller		Joseph W. Waz, Jr.
		Leonard J. Gatti	Vice President
David L. Cohen	C. Stephen Backstrom	Vice President	External Affairs and
Executive Vice President	Vice President	Financial Reporting	Public Policy Counsel
Taxation
Lawrence S. Smith		Gregg M. Goldstein
Executive Vice President and	Payne D. Brown	Vice President
Co-Chief Financial Officer	Vice President	Corporate Development
Strategic Initiatives
Amy L. Banse		Kerry Knott
Senior Vice President	Karen Dougherty Buchholz	Vice President
Interactive Media	Vice President	Government Affairs
President	Administration
Comcast Interactive Media

79	Comcast 2006 Annual Report

Division Executives

Comcast Cable

Stephen B. Burke	John D. Schanz	Douglas Gaston	Michael A. Doyle
President	Executive Vice President	General Counsel	President
	National Engineering and		Eastern Division
David A. Scott	Technology Operations	Suzanne L. Keenan
Executive Vice President		Senior Vice President	Bradley P. Dusto
Finance and Administration	Tony G. Werner	Customer Service and	President
	Executive Vice President and	Comcast University	Western Division
David N. Watson	Chief Technology Officer
Executive Vice President		Charisse R. Lille	John H. Ridall
Operations	Catherine Avgiris	Senior Vice President	President
	Senior Vice President and	Human Resources	Southern Division
Madison Bond	General Manager
Executive Vice President	Voice Services	Kevin M. Casey	William E. Stemper
Content Acquisition		President	President
	Greg R. Butz	Northern Division	Comcast Business Services
David A. Juliano	Senior Vice President
Executive Vice President	Product Development	William Connors	Charles W. Thurston
Marketing and	General Manager	President	President
Product Development	Media Services	Midwest Division	Comcast Spotlight

Comcast Programming

Jeff Shell	Ted Harbert	Diane L. Robina	Sandy Wax
President	President and CEO	President	President and General Manager
	Comcast Entertainment Group	Emerging Networks	PBS KIDS Sprout
Joseph M. Donnelly
Chief Financial Officer	Gavin Harvey	Rod Shanks	Jack L. Williams
	President	President	President
David T. Cassaro	VERSUS	AZN	Comcast Sports
President			Management Services
Comcast Network	David Manougian	Neal Tiles	President and
Advertising Sales	Chief Executive Officer	President	Chief Executive Offier
	The Golf Channel	G4	Comcast SportsNet

Comcast Interactive Media

Amy L. Banse	Samuel H. Schwartz
President	Executive Vice President
Strategy and Development

Comcast Spectacor

Edward M. Snider	Peter A. Luukko	Sanford Lipstein	Philip I. Weinberg
Chairman	President	Executive Vice President	Executive Vice President and
		Finance and	General Counsel
Fred A. Shabel		Chief Financial Officer
Vice Chairman

Comcast 2006 Annual Report	80

Shareholder Information

Corporate Headquarters

Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215-665-1700 www.comcast.com

Stock Listings

Comcast’s stock trades on the Nasdaq Global Select Market under the following trading symbols: Class A common stock: CMCSA

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

If you wish to receive all shareholder information exclusively online, you can register by going to www.cmcsa.com or www.cmcsk.com and following the instructions under Enroll for E-Delivery on our Shareholder Services page.

Investor Relations

Comcast Investor Relations 1500 Market Street Philadelphia, PA 19102-2148 866-281-2100 www.cmcsa.com or www.cmcsk.com

To e-mail Investor Relations, go to our Web site and click on Contact Investor Relations.

2006 Annual Report on Form 10-K

This Annual Report to Shareholders contains much of the information that is included in the 2006 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission. For a copy of Comcast’s Form 10-K for the year ended December 31, 2006, visit our Investor Relations Web site (www.cmcsa.com or www.cmcsk.com) or call our Investor Relations Hotline toll-free at 866-281-2100. Other printed information is also available through this hotline.

Stock Split

On January 31, 2007, our Board of Directors approved a three-for-two stock split in the form of a 50% stock dividend (the “Stock Split”) payable on February 21, 2007, to shareholders of record on February 14, 2007. The number of shares outstanding and related amounts presented in this Annual Report to Shareholders have been adjusted to reflect the Stock Split for all periods presented.

2007 Annual Meeting of Shareholders

Pennsylvania Convention Center One Convention Center Place 1101 Arch Street Philadelphia, PA 19107 May 23, 2007 9 a.m. Eastern Time

Legal Counsel

Davis Polk & Wardwell, New York, NY

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Philadelphia, PA

Design: Sequel Studio, New York Photography: Catherine Ledner Printing: Sandy Alexander, Inc., Clifton, N.J.

1500 Market Street

Philadelphia, PA 19102-2148 215-665-1700 www.comcast.com

CO-AR-07